Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173005

Prospectus

11,919,058 shares

The Fresh Market, Inc.

Common stock

The selling stockholders are selling 11,919,058 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “TFM”. On April 27, 2011, the last reported sale price of our common stock on The NASDAQ Global Select Market was $43.50 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per share	Total

Public offering price	$42.50	$506,559,965.00

Underwriting discount	$1.4875	$17,729,598.77

Proceeds, before expenses, to the selling stockholders	$41.0125	$488,830,366.23

The underwriters may also purchase up to an additional 1,787,858 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about May 3, 2011.

Joint Book-Running Managers

J.P. Morgan		BofA Merrill Lynch

Morgan Stanley	William Blair & Company	RBC Capital Markets

The date of this prospectus is April 28, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

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Prospectus summary

This summary contains a brief overview of the key aspects of this offering. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

Our company

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of March 18, 2011, we operated 101 stores in 20 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

Our business is characterized by the following key elements:

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Differentiated food shopping experience.    We provide a differentiated shopping experience that generates customer loyalty and favorable word-of-mouth publicity. We combine fresh, carefully-selected, high-quality food products focused on perishable categories, with a level of customer attention that we believe is superior to conventional grocers, and we strive to create a “neighborhood grocer” atmosphere.

•

Smaller-box format and flexible real estate strategy.    Our stores average approximately 21,000 square feet, compared to the approximately 40,000 to 60,000 square foot stores operated by many conventional supermarkets. Within this relatively smaller size, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience.

•

Disciplined, comprehensive approach to planning and merchandising.    We provide comprehensive support to our stores that includes employee training and scheduling, store design and layout, merchandising programs, product sourcing, and numerous inventory management systems, primarily focused on perishables. We believe our disciplined, comprehensive approach allows us to quickly integrate newly-hired employees, deliver predictable financial performance and expand our store base while delivering a consistent shopping experience.

We believe our high-quality perishable food offerings and smaller, customer-friendly store environment are the key drivers of our differentiated, profitable business model. We strive to offer an extraordinary shopping experience based on quality, consistency, fairness and integrity for our customers and employees.

For the year ended December 31, 2010, our sales were $974.2 million, an increase of 13.0% from the year ended December 31, 2009. Our income from operations was $40.9 million for the year ended December 31, 2010, a decrease of 23.0% from the year ended December 31, 2009. Our adjusted income from operations, which excludes the impact of certain charges related to our initial public offering, was $69.7 million, an increase of 31.3% from the year ended December 31, 2009. Adjusted income from operations is a non-GAAP financial measure. See “Summary Financial Information and Other Data” for our discussion of adjusted income from operations and a reconciliation to reported income from operations.

Recent developments

We have experienced positive sales and earnings performance, consistent with management expectations, during our fiscal first quarter through the date of this prospectus. In addition, our change from a calendar year reporting basis to a fiscal year basis will change the historical seasonality of its quarters. For instance, fiscal first quarter of 2011 will include the traditionally strong Easter sales period and will not include the traditionally slower month of January whereas the first quarter of 2010 (on a calendar basis) had the opposite impact. Likewise, the fourth fiscal quarter of 2011 will include the traditionally slower month of January whereas the fourth quarter of 2010 (on a calendar basis) did not. Therefore, if performance to date continues, we expect that earnings per share for the current fiscal quarter will exceed 2010 first quarter pro forma earnings per share of $0.20 (on a calendar basis). Our earnings for the first quarter of 2010 are presented on a pro forma basis to give effect to our conversion from an S-corporation to a C-corporation in connection with our initial public offering. For a discussion of our presentation of earnings on a pro forma basis, see “Summary Financial Information and Other Data,” “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

Our competitive strengths

We attribute our success in large part to the following competitive strengths:

Outstanding food quality, store environment and customer service.    We are dedicated to delivering a superior shopping experience that exceeds our customers’ expectations by offering fresh, premium products and providing a high level of customer service. Our high-quality food offerings are the result of our careful selection of distinct products. Additionally, our stores are designed to delight our customers’ senses with an aesthetically pleasing environment.

Business well positioned for changing consumer trends.    We believe that our company is well positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry, which include:

•	a growing emphasis on the customer shopping experience;

•	an increasing consumer focus on healthy eating choices and fresh, quality offerings;

•	an improving perception of private-label product quality; and

•	an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

Highly-profitable smaller-box format.    Since our founding, we have exclusively operated a smaller-box format, which has proven to be highly profitable. Within this format, we focus on higher-margin food categories. Our disciplined, exclusive focus on the smaller-box format leads to consistent execution across our store base, which we believe allows us to generate higher operating margins than conventional supermarkets.

Scalable operations and replicable store model.    We believe that our infrastructure, including our management systems and distribution network, enables us to replicate our profitable store format and differentiated shopping experience. We expect this infrastructure to be capable of supporting significant expansion. We outsource substantially all of our logistics functions to third-party distributors or vendors whom we expect to have sufficient capacity to accommodate our anticipated growth. Each of our stores utilizes standard product display fixtures that enable us to successfully replicate our customers’ shopping experience.

Experienced management team with proven track record.    Our executive management team has extensive experience across a broad range of industries and is complemented by merchandising and operations management with extensive food retail experience. Our team employs an analytical, data-driven approach to decision-making that is designed to encourage innovation and stimulate continuous improvement throughout the organization.

Our growth strategy

We are pursuing several strategies in order to continue our profitable growth, including:

Expand our store base.    We intend to continue to expand our store base and penetrate new markets. We view expansion as a core competency and have more than tripled our store count since 2000. Based upon our operating experience and research conducted for us by The Buxton Company, a customer analytics research firm, we believe that the U.S. market can support at least 500 The Fresh Market stores operating under our current format.

Drive comparable store sales.    We aim to increase our comparable store sales by generating growth in the number and size of customer transactions at our existing stores. In order to increase the number of customer transactions at our stores, we plan to continue to offer a differentiated food shopping experience, which we believe leads to favorable word-of-mouth publicity, and provide distinctive, high-quality products to generate new and repeat visits to our stores.

Increase our highly-attractive operating margins.    We intend to continue to increase our highly-attractive operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. Our anticipated store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure, corporate overhead and fixed costs to reduce labor and supply chain management costs as a percentage of sales.

Risks affecting our business

While we have set forth our competitive strengths and growth strategies above, food retail is a large and competitive industry and our business involves numerous risks and uncertainties. These risks include the possibility that our competitors may be more successful than us at attracting customers.

Investing in our common stock involves substantial risk. The factors that could adversely affect our results and performance are discussed under the heading “Risk Factors” immediately following this summary. Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors”.

Terms used in this prospectus

As used in this prospectus, the term “the Berry family” means (1) Ray Berry and the Estate of Beverly Berry; (2) various lineal descendants of Ray Berry and spouses and adopted children of such descendants; (3) various trusts for the benefit of individuals described in clauses (1) and (2) and their trustees; and (4) various entities owned or controlled, directly or indirectly, by the individuals and trusts described in clauses (1), (2) and (3).

Principal executive offices

The Fresh Market, Inc. is incorporated in Delaware. Our principal executive offices are located at 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408, and our telephone number at this address is (336) 272-1338. Our website is www.thefreshmarket.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Industry and market data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity, is based on information from independent industry organizations, such as The Nielsen Company (“Nielsen”), Nielsen TDLinx and 2010 Progressive Grocer Market Research, McKinsey & Company, the Food Marketing Institute, The Buxton Company and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. We have not independently verified any third-party information. While we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

We use The Fresh Market and The Fresh Market logo, among others, as our trademarks. This prospectus may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

The offering

Selling stockholders	The Berry family.

Shares offered by the selling stockholders	11,919,058 shares.

13,706,916 shares if the underwriters exercise their overallotment option in full.

Shares to be outstanding immediately after this offering	47,991,045 shares.

Voting rights	One vote per share.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

Dividend policy	We have not paid any dividends since our initial public offering. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors”, together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

The NASDAQ Global Select Market listing	Our common stock is listed on The NASDAQ Global Select Market under the symbol “TFM”.

Summary financial information and other data

The following tables set forth our summary financial information and other data, as well as certain pro forma information and adjusted financial results that reflect the impact of certain charges related to our initial public offering and the income tax effect of our conversion from an S-corporation to a C-corporation. In addition, the following tables present certain summary financial information and other data with respect to the 30-day transition period ended January 30, 2011, which resulted from the recent change to the end of our fiscal year from December 31 of each year to the last Sunday in January of each year.

The historical balance sheet data as of December 31, 2009 and 2010, and as of January 30, 2011, and the historical statement of income data for the years ended December 31, 2008, 2009 and 2010, and for the 30-day period ended January 30, 2011, have been derived from our audited financial statements, which are included elsewhere in this prospectus. The historical balance sheet data as of December 31, 2008 has been derived from our audited financial statements as of December 31, 2008, which are not included in this prospectus. Our financial statements as of and for the years ended December 31, 2009 and 2010, and as of and for the 30-day period ended January 30, 2011, were audited by Ernst & Young LLP, independent registered public accounting firm, and our financial statements as of and for the year ended December 31, 2008, were audited by Grant Thornton LLP, independent registered public accounting firm. Our historical results are not necessarily indicative of results to be expected for any future period.

The information presented below should be read in conjunction with “Capitalization”, “Selected Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes, which are included elsewhere in this prospectus.

	Year ended			One month ended
	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Statement of Income Data:
Sales	$797,805	$861,931	$974,213	$78,149
Cost of goods sold	554,969	585,360	654,986	53,302

Gross profit	242,836	276,571	319,227	24,847
Selling, general and administrative expenses	180,765	191,250	244,378	17,623
Store closure and exit costs	562	4,361	792	37
Depreciation	24,482	27,880	33,122	2,729

Income from operations	37,027	53,080	40,935	4,458
Interest expense	5,267	3,806	2,374	87
Other income, net	(123)	(236)	(170)	(1)

Income before provision for income taxes	31,883	49,510	38,731	4,372
Recognition of net deferred tax liabilities upon C-corporation conversion	—	—	19,125	—
Tax provision (benefit), current year	326	308	(3,309)	1,712

Net income	$31,557	$49,202	$22,915	$2,660

Net income per share
Basic and diluted	$0.66	$1.03	$0.48	$0.06
Dividends declared per common share(1)	$0.54	$0.42	$1.00	$—

Shares used in computation of net income per share,
Basic	47,991,045	47,991,045	47,991,045	47,991,045
Diluted	47,991,045	47,991,045	48,059,882	48,095,459

	Year ended			One month ended
	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Pro Forma Data (unaudited):
Income before provision for income taxes	$31,883	$49,510	$38,731
Pro forma provision for income taxes(2)	12,489	19,299	15,113

Pro forma net income(2)	$19,394	$30,211	$23,618

Pro forma net income per share(2)
Basic and diluted	$0.40	$0.63	$0.49

Pro forma weighted average common shares outstanding (Unaudited):
Basic	47,991,045	47,991,045	47,991,045
Diluted	47,991,045	47,991,045	48,059,882

Adjusted Data (unaudited)(3):
Adjusted selling, general and administrative expenses			$215,557
Adjusted income from operations			$69,756
Adjusted net income			$41,193

Other Operating Data (unaudited):
Number of stores at end of period	86	92	100	100
Comparable store sales growth for period(4)	(1.5)%	(1.1)%	5.0%	1.4%
Gross square footage at end of period (in thousands)	1,811	1,955	2,129	2,129
Average comparable store size (gross square feet)(5)	20,641	20,936	21,205	21,273
Comparable store sales per gross square foot during period(5)	$498	$472	$481	$37

Balance Sheet Data (end of period):
Total assets	$233,550	$235,541	$258,002	$258,857
Total long-term debt	$130,000	$98,200	$82,450	$81,850
Total stockholders’ equity	$37,905	$68,302	$69,212	$72,077

(1)	Dividends declared per common share represent dividends declared and paid prior to our initial public offering. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of our business and does not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” for a discussion of our dividend policy.

(2)	Prior to our initial public offering completed in November 2010, we were treated as an S-corporation for U.S. federal income tax purposes. As a result, the Company’s income was not subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their federal income tax returns and state income tax returns in those states where S-corporation status is recognized. The Company’s S-corporation status terminated on November 9, 2010 in connection with its initial public offering and the Company became subject to additional entity-level taxes that are reflected in the financial statements from November 9, 2010 to December 31, 2010. The pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if the Company had been treated as a C-corporation for the entire year, using blended statutory federal and state income tax rates of 39.2% in 2008 and 39.0% in each of 2009 and 2010. The tax rate reflects the sum of the federal statutory rate and a blended state rate based on the Company’s calculation of income apportioned to each state for each period.

(3)	In addition to presenting our financial results in conformity with GAAP within this prospectus, we are also presenting 2010 results on an “adjusted” basis in order to exclude the impact of certain charges related to our initial public offering and the tax effect of converting from an S-corporation to a C-corporation in connection with our initial public offering. Specifically, 2010 results include share-based compensation expense and related payroll tax expense arising from the vesting of equity awards at the time of the initial public offering, as well as income tax charges incurred in order to establish beginning deferred tax balances arising from our conversion from an S-corporation to a C-corporation. Additionally, from January 1, 2010 and through November 8, 2010, we did not incur corporate income tax due to our S-corporation status. Our adjusted results exclude the impact of the charges related to our initial public offering and reflect a pro forma provision for corporate income taxes for the portion of 2010 that we had S-corporation status. These adjusted financial results are non-GAAP financial measures. We believe that the presentation of adjusted financial results facilitates an understanding of our operations without the one-time impact associated with our initial public offering and with a consistent presentation for corporate income taxes. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

The following tables provide an unaudited reconciliation of adjusted selling, general and administrative expenses, adjusted income from operations and adjusted net income, each of which is a non-GAAP financial measure, to selling, general and administrative expenses, income from operations and net income in accordance with GAAP:

(amounts in thousands)	2010

Selling, general and administrative expenses	$244,378
Share-based compensation and related payroll tax expense associated with our initial public offering	$(28,821)

Adjusted selling general and administrative expense	$215,557

(amounts in thousands)		2010

Income from operations		$40,935
Share-based compensation and related payroll tax expense associated with our initial public offering		$28,821

Adjusted income from operations		$69,756

	2010
(amounts in thousands, except per share amounts)	Net income	Diluted earnings per share

Net income	$22,915	$0.48
Share-based compensation expense(a)	17,575	0.37
Recognition of net deferred tax liabilities upon C-corporation conversion	19,125	0.40
Tax provision(b)	(18,422)	(0.39)

Adjusted net income	$41,193	$0.86

(a)	Represents share based compensation expense of $28.8 million including related payroll taxes incurred in connection with our initial public offering, net of tax benefit.

(b)	Represents estimated income taxes from January 1, 2010 to November 8, 2010, the time period we were an S-corporation, using a blended statutory rate of 39.0%, which reflects combined federal and state income taxes, as if we had been treated as a C-corporation.

(4)	Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors. The 30-day period ended January 30, 2011 had one less day than the same period for 2010, which negatively impacted the comparison by 3.4%. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(5)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

Risk factors

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks related to our business

We may not be able to successfully implement our growth strategy on a timely basis or at all. Additionally, new stores may place a greater burden on our existing resources and adversely affect our existing business.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. Successful implementation of this strategy depends upon, among other things:

•	the identification of suitable sites for store locations;

•	the negotiation of acceptable lease terms;

•	the ability to continue to attract customers to our stores largely through favorable word-of-mouth publicity, rather than through conventional advertising;

•	the hiring, training and retention of skilled store personnel;

•	the identification and relocation of experienced store management personnel;

•	the effective management of inventory to meet the needs of our stores on a timely basis;

•	the availability of sufficient levels of cash flow or necessary financing to support our expansion; and

•	the ability to successfully address competitive merchandising, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

We, or our third party vendors, may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner. We do not participate in many of the traditional marketing activities of conventional food retailers, but instead rely primarily on favorable word-of-mouth publicity to drive sales. We cannot assure you that we will continue to grow through new store openings or through favorable word-of-mouth publicity in the future. Although we believe, based upon our experience and research conducted by a third-party research firm, that the U.S. market can support at least 500 The Fresh Market stores operating under our current format, we anticipate that it will take years to grow our store count to that number. We cannot assure you that we will grow our store count to at least 500 stores. Additionally, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, new store openings in markets where we have existing stores may result in reduced sales volumes at our existing stores in those markets. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that we are unable to operate in a profitable manner. In the past ten years, we have closed two stores before the expiration of their primary lease terms. If we fail to successfully implement our growth strategy, including by opening new stores, our financial condition and operating results may be adversely affected.

Our new store base, or stores opened or acquired in the future, may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all or may negatively impact our results.

We have actively pursued new store growth in existing and new markets and plan to continue doing so in the future. Our growth continues to depend, in part, on our ability to open and operate new stores successfully. New stores may not achieve sustained sales and operating levels consistent with our mature store base on a timely basis or at all. This may have an adverse effect on our financial condition and operating results. In addition, if we acquire stores in the future, we may not be able to successfully integrate those stores into our existing store base and those stores may not be as profitable as our existing stores.

We cannot assure you that our new store openings will be successful or result in greater sales and profitability for the company. New stores build their sales volume and their customer base over time and, as a result, generally have lower gross margin rates and higher operating expenses, as a percentage of sales, than our more mature stores. There may be a negative impact on our results from a lower contribution of new stores, along with the impact of related pre-opening and applicable store management relocation costs. Any failure to successfully open and operate new stores in the time frames and at the costs estimated by us could result in a decline of the price of our common stock.

Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the recent past. In addition, our overall comparable store sales have fluctuated in the past and will likely fluctuate in the future. A variety of factors affect comparable store sales, including consumer preferences, competition, economic conditions, pricing, in-store merchandising-related activities and our ability to source and distribute products efficiently. In addition, many specialty retailers have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion. These factors may cause our comparable store sales results to be materially lower than in recent periods, which could harm our business and result in a decline in the price of our common stock.

Our inability to maintain or increase our operating margins could adversely affect the price of our stock.

We intend to continue to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. If we are unable to successfully manage the potential difficulties associated with store growth, we may not be able to capture the scale efficiencies that we expect from expansion. If we are not able to continue to capture scale efficiencies, improve our systems, continue our cost discipline and enhance our merchandise offerings, we may not be able to achieve our goals with respect to operating margins. In addition, if we do not adequately refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrinkage. As a result, our operating margins may stagnate or decline, which could adversely affect the price of our stock.

Economic conditions that impact consumer spending could materially affect our business.

Ongoing economic uncertainty continues to negatively affect consumer confidence and discretionary spending. Our results of operations may be materially affected by changes in overall economic conditions that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives in response to economic conditions. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates, fuel and energy costs and other matters could reduce consumer spending or cause consumers to shift their spending to lower-priced competitors. As a result, our results of operations could be materially adversely affected.

We face competition in our industry, and our failure to compete successfully may have an adverse effect on our profitability and operating results.

Food retail is a competitive industry. Our competition varies and includes national, regional and local conventional supermarkets, national superstores, alternative food retailers, natural foods stores, smaller specialty stores, and farmers’ markets. Each of these stores competes with us on the basis of product selection, product quality, customer service, price or a combination of these factors. In addition, some competitors are aggressively expanding their number of stores or their product offerings. In their new or remodeled stores, our competitors often increase the space allocated to perishable food and specialty food categories, which are our core categories. Some of these competitors may have been in business longer or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. As competition in certain areas intensifies or competitors open stores within close proximity to one of our stores, our results of operations may be negatively impacted through a loss of sales, reduction in margin from competitive price changes or greater operating costs. Further, any attempt by a competitor to copy or mimic our smaller-box format or operating model could materially impact our business, results of operations and financial condition by causing a decrease in our market share and our sales and operating results. Increased competition may also make employee retention more difficult and raise our cost of hiring and retaining qualified employees.

We may be unable to protect or maintain our intellectual property, including The Fresh Market trademark, which could result in customer confusion and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered The Fresh Market, Experience the Food and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

As part of our ongoing efforts to protect our intellectual property rights, on February 2, 2010, we filed a Notice of Opposition with the United States Patent and Trademark Office, Trademark Trial and Appeal Board (the “TTAB”) in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, sought to cancel our registrations for the trademarks The Fresh Market and The Fresh Market Name and Design, alleging that we cannot prevent other entities from registering confusingly similar marks to ours, because our marks are generic names for the goods and services for which they are registered. On March 18, 2011, the TTAB granted a Motion on Consent to Withdraw and Dismiss, which dismissed all proceedings before the TTAB. In the Motion the parties consented and stipulated to (1) Associated’s withdrawal with prejudice of its application to register the trademark “A Fresh Market” and (2) Associated’s withdrawal without prejudice of its counterclaim to cancel our registrations based on its allegations that the registered The Fresh Market and The Fresh Market Name and Design trademarks are generic names for the goods and services described in our registrations. Despite the conclusion of these proceedings with Associated, there may be future disputes with Associated or others regarding our trademark rights.

In the ordinary course of our business, we evaluate the branding of our stores and products and how they are perceived by our customers. As part of this evaluation, we regularly develop new marks and explore using existing marks in new ways. Whether or not our The Fresh Market trademark rights are challenged in the future, we may decide (1) to continue to use The Fresh Market name and related design, (2) to use our other existing trademarks on a wider or different basis or (3) to develop new trademarks, which could also incorporate The Fresh Market name. If we undertake such an effort, we cannot assure you that it would be successful in strengthening our brand or improving our brand recognition or image to our customers, and any such initiative runs the risk of harming our brand recognition or image and, in turn, our business. We believe, however that the strength of our business is driven by the distinct and superior food shopping experience we offer our customers, and therefore believe that we will be able to expand our business and pursue our growth strategy even if The Fresh Market trademark and related design mark are impaired.

Our success depends upon our ability to source and market new products to meet our high standards and customer preferences and our ability to offer our customers an aesthetically pleasing shopping environment.

Our success depends on our ability to source and market new products that both meet our standards for quality and appeal to customers’ preferences. A small number of our employees, including our in-house merchants, are primarily responsible for both sourcing products that meet our high specifications and identifying and responding to changing customer preferences. Failure to source and market such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. In addition, the sourcing of our products is dependent, in part, on our relationships with our vendors. If we are unable to maintain these relationships we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. We also attempt to create a pleasant and appealing shopping experience. If we are not successful in creating a pleasant and appealing shopping experience we may lose customers to our competitors. If we do not succeed in maintaining good relationships with our vendors, introducing and sourcing new products that consumers want to buy or are unable to provide a pleasant and appealing shopping environment or maintain our level of customer service, our sales, operating margins and market share may decrease, resulting in reduced profitability.

Our stores rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have an adverse effect on our profitability and operating results.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately two-thirds of our total sales in 2010. We rely on various suppliers and vendors to provide and deliver our perishable product inventory on a continuous basis. We could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering system will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which would negatively impact our operating results. Furthermore, we could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences.

Increased commodity prices and availability may impact profitability.

Many of our products include ingredients such as wheat, corn, oils, cocoa and other commodities. Commodity prices worldwide have been increasing. While commodity price inputs do not typically represent the substantial majority of our product costs, any increase in commodity prices may cause our vendors to seek price increases from us. Although we typically are able to mitigate vendor efforts to increase our costs, we may be unable to continue to do so, either in whole or in part. In the event we are unable to continue mitigating our vendor efforts to obtain price increases, we may in turn consider raising our prices, and our customers may be deterred by any such price increases. Our profitability may be impacted through increased costs to us which may impact gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

The current geographic concentration of our stores creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially adversely affect our financial condition and results of operations.

We currently operate 24 stores in Florida, making Florida our largest market and representing 24% of our total stores. We also have store concentration in North Carolina and Georgia, operating 15 stores and 11 stores in those states, respectively. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. These factors include, among other things, changes in demographics and population.

Severe weather conditions and other catastrophic occurrences in areas in which we have stores or from which we obtain products may materially adversely affect our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, closure of one or more of our stores, inadequate work force in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores and a reduction in the availability of products in our stores. Any of these factors may disrupt our businesses and materially adversely affect our financial condition and results of operations.

Our business could be harmed by a failure of our information technology, administrative or outsourcing systems.

We rely on our information technology, administrative and outsourcing systems to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology, administrative or outsourcing systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business to suffer. In addition, our information technology and administrative and outsourcing systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology, administrative or outsourcing systems or prevent us from paying our suppliers or employees, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products.

Energy costs are a significant component of our operating expenses and increasing energy costs, unless offset by more efficient usage or other operational responses, may impact our profitability.

We utilize gas, water, sewer and electricity in our stores and our third-party logistics providers use gas and diesel in the trucks that deliver products to our stores. Increases in energy costs, whether driven by increased demand, decreased or disrupted supply or an anticipation of any such events will increase the costs of operating our stores and may increase the costs of our products. We may not be able to recover these rising costs through increased prices charged to our customers, and any increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, if we are unsuccessful in attempts to protect against these increases in energy costs through long-term energy contracts, improved energy procurement, improved efficiency and other operational improvements, the overall costs of operating our stores will increase which would impact our profitability.

We are substantially dependent on a few key third-party vendors to provide logistical services for our stores, including services related to inventory replenishment and the storage and transportation of many of our products. A disruption in these relationships or a key distribution center, or a failure to renew or replace existing contractual relationships, may have a negative effect on our results of operations and financial condition.

We currently rely upon independent third-party service providers for all product shipments to our stores. In particular, we rely on one third-party service provider to provide key services related to inventory management, warehousing and transportation, and, as a result, much of our inventory is stored at a single warehouse maintained by this provider. See “Business—Sourcing and Distribution”. Products sourced and distributed through this provider accounted for approximately 56% of the merchandise we purchased during 2010, and, therefore, our relationship with this provider is important to us. Our current five-year contract with this provider expires during 2012, unless we and the provider agree to renew the agreement on mutually agreeable terms. Although we have not experienced difficulty in our inventory management, warehousing and transportation to date with this third-party service provider, interruptions could occur in the future. Further, although we expect that this third-party vendor, and our other key vendors, will have sufficient capacity to accommodate our anticipated growth, it or they may not have the resources or desire to do so. Any significant disruptions in our relationship with this provider or the single distribution center this provider uses to service our stores, or our relationships with our other key vendors, including due to their inability to accommodate our growth, or any failure to renew or replace our existing contractual relationship with our largest logistics provider, would make it difficult for us to continue to operate our existing business or pursue our growth plans until we execute replacement agreements or develop and implement self- distribution processes. While we believe that other third-party service providers could provide similar services on reasonable terms, they are limited in number and we cannot assure you that we would be able to find a replacement distributor on a timely basis or that such distributor would be able to fulfill our demands on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

We may experience negative effects to our reputation from real or perceived quality or health issues with our food products, which could have an adverse effect on our operating results.

We believe customers count on us to provide them with fresh, high-quality food products. Concerns regarding the safety of our food products or the safety and quality of our food supply chain could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse effect on our operating results. Furthermore, the sale of food products entails an inherent risk of product liability claims, product recall and the resulting negative publicity. Food products containing contaminants could be inadvertently distributed by us and, if processing at the consumer level does not eliminate them, these contaminants could result in illness or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future. Any such claims, recalls or adverse publicity with respect to our private-label products may have an even greater negative effect on our sales and operating results, in addition to generating adverse publicity for our private label brand.

Any lost confidence on the part of our customers would be difficult and costly to reestablish. Any such adverse effect could be exacerbated by our position in the market as a purveyor of fresh, high-quality food products and could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

The loss of key employees could negatively affect our business.

A key component of our success is the experience of our key employees, including our President and Chief Executive Officer, Craig Carlock, our Senior Vice President—Real Estate and Development, Randy Kelley, our Senior Vice President—Store Operations, Sean Crane, and our Senior Vice President—Merchandising and Marketing, Marc Jones. These employees have extensive experience in our industry and are familiar with our business, systems and processes. The loss of services of one or more of our key employees could impair our ability to manage our business effectively. We do not maintain key person insurance on any employee.

In addition to these key employees, we have other employees in positions, including those employees responsible for our merchandising and operations departments, that, if vacant, could cause a temporary disruption in our business until such positions are filled.

Union attempts to organize our employees could negatively affect our business.

None of our employees are currently subject to a collective bargaining agreement. As we continue to grow, and enter different regions, unions may attempt to organize all or part of our employee base at certain stores or within certain regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual stores, or on our business as a whole.

Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

As a result of our initial public offering in November, 2010, we are subject to various regulatory requirements, including those of the Securities and Exchange Commission (the “SEC”) and The NASDAQ Stock Market. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

The terms of our revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our revolving credit facility contains, and any additional debt financing we may incur would likely contain, covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. A failure by us to comply with the covenants or financial ratios contained in our revolving credit facility could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the unsecured revolving credit facility. If the indebtedness under our revolving credit facility were to be accelerated, our future financial condition could be materially adversely affected.

We will require significant capital to fund our expanding business, which may not be available to us on satisfactory terms or at all.

To support our expanding business and pursue our growth strategy, we will utilize significant amounts of cash generated by our operations to pay our lease obligations, build out new store space, purchase inventory, pay personnel, further invest in our infrastructure and facilities, and pay for the increased costs associated with operating as a public company. We primarily depend on cash flow from operations and borrowings under our revolving credit facility to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available to us under our revolving credit facility, we may need additional equity or debt financing. If such financing is not available to us, or is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, significantly curtail or eliminate planned store openings or operations or other elements of our growth strategy.

We may incur additional indebtedness in the future which could adversely affect our financial health and our ability to react to changes to our business.

We may incur additional indebtedness in the future. Any increase in the amount of our indebtedness could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all. Our level of indebtedness has important consequences to you and your investment in our common stock.

For example, our level of indebtedness may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•

heighten our vulnerability to downturns in our business, the food retail industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the food retail industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

As a result of our recent initial public offering, our costs have increased significantly and our management is required to devote substantial time to complying with public company regulations.

We have historically operated our business as a private company. In November 2010, we completed an initial public offering. As a result, we are required to incur additional legal, accounting, compliance and other expenses that we did not incur as a private company. We are obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we are also subject to other reporting and corporate governance requirements, including certain requirements of The NASDAQ Stock Market, and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the regulations promulgated thereunder, which impose significant compliance obligations upon us. We must be certain that we have the ability to institute and maintain a comprehensive compliance function; established internal policies; ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis; design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with Sarbanes-Oxley; involve and retain outside counsel and accountants in the above activities and maintain an investor relations function.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes require a significant commitment of additional resources. We may not be successful in implementing or maintaining these requirements, any failure of which could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement or maintain the requirements with respect to our internal accounting and audit functions, our ability to continue to report our operating results on a timely and accurate basis could be impaired. If we do not implement or maintain such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or The NASDAQ Stock Market. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

Failure to establish and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

As a public company, beginning in fiscal 2011, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

In connection with the initial public offering we reviewed our accounting policies. As part of this review, and in connection with audits of our financial statements for certain prior periods, our independent registered public accountants identified three material weaknesses in our internal control over financial reporting related to our accounting for (1) compensated absences of our employees, which we had not been accruing over the service period during which the entitlement was earned, (2) license revenue with respect to sales of sushi, and (3) the reversal of certain non-cash compensation expenses in 2007 which, based on the timing of formal documentation, should have been recorded in 2008. We corrected these accounting treatments and restated our prior year financial statements and reflected these changes in our Registration Statement on Form S-1 initially filed May 3, 2010 in connection with our initial public offering.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404 or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Prior to our initial public offering, we were treated as an S-corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to our prior status as an S-corporation could harm us.

Prior to November 9, 2010, we were treated as an S-corporation. If the unaudited, open tax years in which we were an S-corporation are audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our S-corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions we have made to our stockholders during those periods. These amounts could include taxes on all of our taxable income while we were an S-corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We have entered into tax indemnification agreements with certain members of the Berry family and could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the initial public offering.

Prior to November 9, 2010, we were treated as an S-corporation. In the event of an adjustment to our reported taxable income for a period or periods prior to termination of our S-corporation status, our stockholders at that time could be liable for additional income taxes for those prior periods. Therefore, we have entered into tax indemnification agreements with our stockholders prior to the offering. Pursuant to the tax indemnification agreements, we agreed that upon filing any tax return (amended or otherwise), or in the event of any restatement of our taxable income, in each case for any period during which we were an S-corporation, we will make a payment to each stockholder on a pro rata basis in an amount sufficient so that the stockholder with the highest incremental estimated tax liability (calculated as if the stockholder would be taxable on its allocable share of our taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts we previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. We also agreed to indemnify the stockholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

Risks related to this offering

If our stock price declines after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in “—Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover or continue to cover our common stock after this offering;

•	changes in financial estimates by securities analysts;

•	the inability to meet the financial estimates of analysts who follow our common stock;

•	the failure to meet, or delay in meeting, our growth targets;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results and those of our competitors;

•	general economic and stock market conditions;

•	risks related to our business and our industry, including those discussed above;

•	changes in conditions or trends in our industry, markets or customers;

•	terrorist acts;

•	future sales of our common stock or other securities;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives; and

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the trading volume of our common stock is low.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering, including shares that might be offered for sale by the Berry family. The sales, or the perception that these sales might occur, could depress the market price. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have 47,991,045 shares of common stock outstanding. The 15,151,220 shares sold in our initial public offering and the shares offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of common stock that may be held or acquired by our directors, executive officers or other affiliates (including the Berry family), the sale of which will be restricted under the Securities Act.

The Berry family has the right to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other stockholders. In order to exercise these registration rights, the Berry family must satisfy the conditions discussed in “Certain Relationships and Related Party Transactions—Registration Rights”. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Certain Relationships and Related Party Transactions—Registration Rights”.

In connection with this offering, we, our directors and executive officers and the Berry family have each agreed to lock-up restrictions, meaning that we and they and their permitted transferees will not be permitted to sell any shares of our common stock for 90 days after the date of this prospectus, subject to the exceptions discussed in “Shares Eligible for Future Sale—Lock-Up Arrangements”, without the prior consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and without notice, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting”.

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.

After this offering, the Berry family may continue to have substantial influence over us, which may limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.

Following this offering, the Berry family will beneficially own, in the aggregate, approximately 42% of our outstanding common stock, or approximately 38% of our outstanding common stock if the underwriters exercise their option to purchase additional shares from us in full. As a result, the Berry family may be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction.

This concentrated ownership of outstanding common stock may limit your ability to influence corporate matters, and the interests of the Berry family may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our stock price.

We do not intend to pay cash dividends on our common stock for the foreseeable future, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have not paid any dividends since our initial public offering. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. In addition, our ability to declare and pay cash dividends is restricted by our revolving credit facility. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements and other factors our board of directors deems relevant. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future. The market price for our common stock after this offering might not exceed the price that you pay for our common stock in this offering.

If securities or industry analysts do not publish or continue to public research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Several provisions of our certificate of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable. See “Description of Capital Stock”.

These provisions include:

•	a staggered, or classified, board of directors;

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholders from acting by written consent after the Berry family ceases to own more than 50% of the total voting power of our shares; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These anti-takeover provisions could substantially impede the ability of our common stockholders to benefit from a change in control and, as a result, could materially adversely affect the market price of our common stock and your ability to realize any potential change-in-control premium.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business,” “Compensation Discussion and Analysis,” and “Certain Relationships and Related Party Transactions”, and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Use of proceeds

The selling stockholders will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

Dividend policy

We have not paid any dividends since our initial public offering. We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. In addition, our ability to declare and pay cash dividends is restricted by our revolving credit facility. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors.

In the past, distributions to our stockholders consisted of both distributions to enable our stockholders to pay their tax obligations resulting from our S-corporation status and discretionary distributions subject to limitations in our revolving credit facility. In 2008, we paid cash dividends of $1.1 million, $11.6 million, $4.8 million and $1.1 million on January 10, April 14, June 12 and September 12, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $3.6 million, $0.4 million and $3.4 million on January 16, March 18 and April 11, respectively. In 2009, we paid cash dividends of $2.1 million and $0.2 million on April 7 and December 16, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $4.4 million, $4.9 million, $4.7 million and $3.9 million on April 8, April 17, July 13 and October 14, respectively. In 2010, we paid cash dividends of $1.7 million, $12.3 million, $4.0 million, $4.6 million and $8.2 million on January 14, April 13, June 11, September 15 and November 4, respectively, in order to enable our stockholders to pay their tax obligations and also made discretionary distributions to our stockholders of $6.5 million, $5.4 million, $1.8 million and $3.7 million on January 15, April 15, July 13 and October 7, respectively.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of January 30, 2011. In connection with this offering we will incur certain issuance costs, consisting of various registration, printing and professional services fees. We will expense these costs as incurred.

You should read this table in conjunction with “Selected Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

(In thousands)	As of January 30, 2011

Cash and cash equivalents	$7,867

Long-term debt	$81,850
Stockholders’ equity:
Common stock—$0.01 par value, 200,000,000 shares authorized, 47,911,045 shares issued and outstanding	481
Additional paid-in capital	95,852
Accumulated other comprehensive loss—interest rate swaps	(674)
Retained earnings	(23,582)

Total stockholders’ equity	72,077

Total capitalization	$153,927

Selected historical financial and other data

The following tables set forth our selected historic financial and other data, as well as certain pro forma information and adjusted financial results that reflect the impact of certain charges related to our initial public offering and the income tax effect of our conversion from an S-corporation to a C-corporation. In addition, the following tables present selected historical financial and other data with respect to the 30-day transition period ended January 30, 2011, which resulted from the recent change to the end of our fiscal year from December 31 of each year to the last Sunday in January of each year.

The historical balance sheet data as of December 31, 2009 and 2010, and as of January 30, 2011, and the historical statement of income data for the years ended December 31, 2008, 2009 and 2010, and for the 30-day period ended January 30, 2011, have been derived from our audited financial statements, which are included elsewhere in this prospectus. The historical balance sheet data as of December 31, 2007 and 2008, and the historical statement of income data for the year ended December 31, 2007 have been derived from our audited financial statements not included in this prospectus. Our financial statements as of and for the years ended December 31, 2009 and 2010, and as of and for the 30-day period ended January 30, 2011, were audited by Ernst & Young LLP, independent registered public accounting firm, and our financial statements as of and for the year ended December 31, 2007 and 2008 were audited by Grant Thornton LLP, independent registered public accounting firm. Our historical results are not necessarily indicative of results to be expected for any future period.

The historical balance sheet data as of December 31, 2006, and the historical statements of income data for the year ended December 31, 2006, have been derived from our unaudited financial statements that are not included in this prospectus.

You should read the selected historical financial and other data in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

	Year ended					One month ended
(dollars in thousands, except share and per share amounts)	December 31, 2006 (unaudited)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Statement of Income Data:
Sales	$589,262	$728,414	$797,805	$861,931	$974,213	$78,149
Cost of goods sold	414,897	506,458	554,969	585,360	654,986	53,302

Gross profit	174,365	221,956	242,836	276,571	319,227	24,847
Selling, general and administrative expenses	137,425	164,731	180,765	191,250	244,378	17,623
Store closure and exit costs	—	2,151	562	4,361	792	37
Depreciation	12,954	19,163	24,482	27,880	33,122	2,729

Income from operations	23,986	35,911	37,027	53,080	40,935	4,458
Interest expense	3,427	5,469	5,267	3,806	2,374	87
Other income, net	(28)	(48)	(123)	(236)	(170)	(1)

Income before provision for income taxes	20,587	30,490	31,883	49,510	38,731	4,372
Recognition of net deferred tax liabilities upon C-corporation conversion	—	—	—	—	19,125	—
Tax provision (benefit), current year	258	201	326	308	(3,309)	1,712

Net income	$20,329	$30,289	$31,557	$49,202	$22,915	$2,660

Net income per share
Basic and diluted	$0.42	$0.63	$0.66	$1.03	$0.48	$0.06
Dividends declared per common share(1)	$0.32	$0.36	$0.54	$0.42	$1.00	$—

Shares used in computation of net income per share,
Basic	47,991,045	47,991,045	47,991,045	47,991,045	47,991,045	47,991,045
Diluted	47,991,045	47,991,045	47,991,045	47,991,045	48,059,882	48,095,459

Pro Forma Data (unaudited):
Income before provision for income taxes	$20,587	$30,490	$31,883	$49,510	$38,731
Pro forma provision for income taxes(2)	8,041	11,919	12,489	19,299	15,113

Pro forma net income(2)	$12,546	$18,571	$19,394	$30,211	$23,618

Pro forma net income per share (Unaudited)(2)
Basic and diluted	$0.26	$0.39	$0.40	$0.63	$0.49

Adjusted Data (unaudited)(3):
Adjusted selling, general and administrative expenses					$215,557
Adjusted income from operations					$69,756
Adjusted net income					$41,193

	Year ended					One month ended
(dollars in thousands, except share and per share amounts)	December 31, 2006 (unaudited)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Other Operating Data (unaudited):
Number of stores at end of period	63	77	86	92	100	100
Comparable store sales growth for period(4)	7.0%	4.5%	(1.5)%	(1.1)%	5.0%	1.4%
Gross square footage at end of period (in thousands)	1,267	1,584	1,811	1,955	2,129	2,129
Average comparable store size (gross square feet)(5)	19,004	19,786	20,641	20,936	21,205	21,273
Comparable store sales per gross square foot at end of period	$529	$533	$498	$472	$481	$37

Balance Sheet Data (end of period):
Total assets	$147,557	$187,695	$233,550	$235,541	$258,002	$258,857
Total long-term debt	$66,500	$92,670	$130,000	$98,200	$82,450	$81,850
Total stockholders’ equity	$22,387	$34,242	$37,905	$68,302	$69,212	$72,077

(1)	Dividends declared per common share represent dividends declared and paid prior to our initial public offering. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of our business and does not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” for a discussion of our dividend policy.

(2)	Prior to our initial public offering completed in November 2010, we were treated as an S-corporation for U.S. federal income tax purposes. As a result, the Company’s income was not subject to U.S. federal income taxes or state income taxes in those states where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their federal income tax returns and state income tax returns in those states where S-corporation status is recognized. The Company’s S-corporation status terminated on November 9, 2010 in connection with its initial public offering and the Company became subject to additional entity-level taxes that are reflected in the financial statements from November 9, 2010 to December 31, 2010. The pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if the Company had been treated as a C-corporation for the entire year, using blended statutory federal and state income tax rates of 39.1% in each of 2006 and 2007, 39.2% in 2008 and 39.0% in each of 2009 and 2010. The tax rate reflects the sum of the federal statutory rate and a blended state rate based on the Company’s calculation of income apportioned to each state for each period.

(3)	In addition to presenting our financial results in conformity with GAAP within this prospectus, we are also presenting 2010 results on an “adjusted” basis in order to exclude the impact of certain charges related to our initial public offering and the tax effect of converting from an S-corporation to a C-corporation in connection with our initial public offering. Specifically, 2010 results include share-based compensation expense and related payroll tax expense arising from the vesting of equity awards at the time of the initial public offering, as well as income tax charges incurred in order to establish beginning deferred tax balances arising from our conversion from an S-corporation to a C-corporation. Additionally, from January 1, 2010 and through November 8, 2010, we did not incur corporate income tax due to our S-corporation status. Our adjusted results exclude the impact of the charges related to our initial public offering and reflect a pro forma provision for corporate income taxes for the portion of 2010 that we had S-corporation status. These adjusted financial results are non-GAAP financial measures. We believe that the presentation of adjusted financial results facilitates an understanding of our operations without the one-time impact associated with our initial public offering and with a consistent presentation for corporate income taxes. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

The following tables provide an unaudited reconciliation of adjusted selling, general and administrative expenses, adjusted income from operations and adjusted net income, each of which is a non-GAAP financial measure, to selling, general and administrative expenses, income from operations and net income in accordance with GAAP:

(amounts in thousands)	2010

Selling, general and administrative expenses	$244,378
Share-based compensation and related payroll tax expense associated with our initial public offering	$(28,821)

Adjusted selling general and administrative expense	$215,557

(amounts in thousands)	2010

Income from operations	$40,935
Share-based compensation and related payroll tax expense associated with our initial public offering	$28,821

Adjusted income from operations	$69,756

	2010
(amounts in thousands, except per share amounts)	Net income	Diluted earnings per share

Net income	$22,915	$0.48
Share-based compensation expense(a)	17,575	0.37
Recognition of net deferred tax liabilities upon C-corporation conversion	19,125	0.40
Tax provision(b)	(18,422)	(0.39)

Adjusted net income	$41,193	$0.86

(a)	Represents share based compensation expense of $28.8 million including related payroll taxes incurred in connection with our initial public offering, net of tax benefit.

(b)	Represents estimated income taxes from January 1, 2010 to November 8, 2010, the time period we were an S-corporation, using a blended statutory rate of 39.0%, which reflects combined federal and state income taxes, as if we had been treated as a C-corporation.

(4)	Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors. The 30-day period ended January 30, 2011 had one less day than the same period for 2010, which negatively impacted the comparison by 3.4%. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(5)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

Management’s discussion and analysis of financial

condition and results of operations

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with “Selected Historical Financial and Other Data” and our audited financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under "Special Note Regarding Forward-Looking Statements," “Risk Factors,” and included in other portions of this prospectus.

Overview

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of January 30, 2011, we operated 100 stores in 20 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

We believe several key differentiating elements of our business have enabled us to execute our strategy consistently and profitably across our expanding store base. We believe the differentiated shopping experience we provide has helped us to expand our business primarily through favorable word-of-mouth publicity. Within our smaller-box format, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience. Further, our smaller-box format is adaptable to different retail sites and configurations and has facilitated our successful growth. Additionally, we believe our disciplined, comprehensive approach to planning and merchandising and the support we provide our stores allow us to deliver a consistent shopping experience and financial performance across our store base.

In addition to presenting the Company’s financial results in conformity with U.S. generally accepted accounting principles (“GAAP”), the Company is also presenting 2010 results on an “adjusted” basis in order to exclude the impact of certain charges related to our initial public offering and the tax effect of converting from an S-corporation to a C-corporation in connection with our initial public offering. Adjusted results are non-GAAP financial measures. For a reconciliation of adjusted results to GAAP results and a discussion of why we use non-GAAP financial measures, see “—Results of Operations—Non-GAAP Adjusted Financial Results” and “—Results of Operations—Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009” below.

Operating income for 2010 decreased $12.2 million, or 23.0%, to $40.9 million from $53.1 million in 2009. Share-based compensation and related payroll tax expense incurred in connection with our initial public offering reduced operating income in 2010 by $28.8 million compared to 2009. Net income for 2010 was $22.9 million, which includes the impact of the share-based compensation and related payroll tax expense incurred in connection with our initial public offering and the establishment of $19.1 million of beginning deferred tax balances, compared to net income for 2009 of $49.2 million. Diluted earnings per share for 2010 were $0.48 compared to diluted earnings per share for 2009 of $1.03.

Excluding the share-based compensation and related payroll tax expense incurred in connection with our initial public offering, adjusted operating income increased $16.6 million, or 31.3%, to $69.7 million in 2010 from $53.1 million in 2009. Additionally, excluding the establishment of beginning deferred tax balances, adjusted net income increased 36.4% to $41.2 million in 2010 from pro forma net income of $30.2 million in 2009. Diluted adjusted earnings per share increased 36.5% to $0.86 in 2010 compared to diluted pro forma earnings per share of $0.63 in 2009.

Through our effort to expand our store base, we have achieved strong growth in store count and operating results. We grew from 53 stores at December 31, 2005, to 100 stores at December 31, 2010, a compound annual growth rate (“CAGR”) of approximately 13.5%. Our sales increased from $459.7 million in 2005 to $974.2 million in 2010, a CAGR of 16.2%.

Outlook

We intend to continue our profitable growth by expanding our store base, driving comparable store sales and increasing our highly-attractive operating margins. Consistent with our history of growth, we intend to open new stores in existing markets and penetrate new markets. We view expansion of our store base as a core competency and have more than tripled our store count since 2000. We opened eight new stores in 2010 and believe there is a significant opportunity to continue to increase our number of stores. In addition, if attractive opportunities arise, we may acquire stores as a way to expand our store base and penetrate new markets. Our results of operations have been, and may continue to be, affected by the timing and number of new store openings, primarily because new stores generally have different performance profiles and greater variability in sales volumes than our mature stores.

We aim to increase our comparable store sales by generating growth in the number and size of customer transactions. Key elements of our strategy include increasing customer awareness, offering new and differentiated products and continuing to provide a distinctive in-store experience. We also intend to increase our operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. We expect store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure for scale efficiencies.

We believe that we are well-positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry. These trends include: a growing emphasis on the customer shopping experience; an increasing consumer focus on healthy eating choices and fresh, quality offerings, including regionally and locally sourced products; an improving perception of private-label product quality; and an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

We expect continued sales growth in fiscal 2011. The magnitude of expected growth could vary significantly due to overall economic and competitive conditions, and due to volatility in the supply and costs of commodities such as meat, cheese and produce. The Company expects that the development and maturation of new stores will also drive future sales growth. We anticipate opening an additional 12 to 14 new stores by the end of fiscal 2011 or early in fiscal 2012, in addition to remodeling two stores and relocating two stores during the same period.

How we assess the performance of our business

In assessing our performance, we consider a variety of performance and financial measures. The key measures that we assess to evaluate the performance of our business are set forth below:

Sales

Our sales comprise gross sales net of coupons, commissions and discounts. Sales include sales from all of our stores.

The food retail industry and our sales are affected by general economic conditions and seasonality, as well as the other factors, discussed below, that affect our comparable store sales. Consumer purchases of specialty food products are particularly sensitive to a number of factors that influence the levels of consumer spending, including economic conditions, the level of disposable consumer income, consumer debt, interest rates and consumer confidence. In addition, our business is seasonal and, as a result, our average weekly sales fluctuate during the year and are usually highest in the fourth quarter when customers make holiday purchases.

Improved economic conditions in 2010 resulted in improved sales, while adverse economic conditions resulted in lower sales in 2008 and 2009 due to decreased levels of consumer spending, disposable income and confidence. We believe that during 2008 and 2009, these factors led to decreases in both the number and average size of customer transactions at our comparable stores. The adverse effect on sales of the economic conditions in 2008 and 2009, however, was more than offset by growth in sales attributable to the new stores we opened in 2008 and 2009. In addition, growth in sales attributable to the new stores we opened in 2010 contributed significantly to improved sales.

Comparable store sales

Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. We believe that comparability is achieved approximately fifteen months after opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

Various factors may affect comparable store sales, including:

•	overall economic trends and conditions;

•	consumer preferences and buying trends;

•	our competition, including competitor store openings or closings near our stores;

•	the pricing of our products, including the effects of inflation or deflation;

•	the number of customer transactions at our stores;

•	our ability to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our stores;

•	the level of customer service that we provide in our stores;

•	our in-store merchandising-related activities;

•	our ability to source products efficiently;

•	our opening of new stores in the vicinity of our existing stores; and

•	the number of stores we open, remodel or relocate in any period.

As we continue to pursue our growth strategy, we expect that a significant percentage of our sales will continue to come from new stores not included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess our performance.

Gross profit

Gross profit is equal to our sales minus our cost of goods sold. Gross margin rate measures gross profit as a percentage of our sales. Cost of goods sold includes the direct costs of purchased merchandise, distribution and supply chain costs, buying costs, supplies and store occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses and utilities. The components of our cost of goods sold may not be identical to those of our competitors. As a result, data in this prospectus regarding our gross profit and gross margin rate may not be comparable to similar data made available by our competitors.

Our cost of goods sold is directly correlated with sales. Changes in the mix of products sold may also impact our gross margin rate.

Gross margin rate enhancements are driven by:

•	economies of scale resulting from expanding our store base;
•	reduced shrinkage as a percentage of sales; and
•	productivity gains through process and program improvements.

In 2010, and during the adverse economic environment of 2008 and 2009, we were able to continue to improve our gross margin rate because our overall store growth allowed us to benefit from economies of scale. Our continued growth, at a time when many other purchasers of premium food products were not growing, further allowed us to benefit from greater purchasing power in sourcing products. Although not implemented in response to macroeconomic conditions, we have also benefited from our implementation of various technological and process improvements related to inventory management.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of certain retail store and corporate costs, including compensation (both cash and share-based), benefit costs, pre-opening expenses, advertising and other direct store and corporate administrative costs. Share-based compensation expenses include those incurred in connection with our initial public offering as well as those arising from grants made under our 2010 Omnibus Incentive Compensation Plan. Pre-opening expenses are costs associated with the opening of new stores including recruiting, relocating and training personnel and other miscellaneous costs. Pre-opening costs and costs incurred for producing and communicating advertising are expensed when incurred.

Labor and corporate administrative costs generally decrease as a percentage of sales as sales increase. Accordingly, selling, general and administrative expenses as a percentage of sales is usually higher in lower volume quarters and lower in higher-volume quarters. Store-level labor costs are generally the largest component of our selling, general and administrative expenses. The components of our selling, general and administrative expenses may not be identical to those of our competitors. As a result, data in this prospectus regarding our selling, general and administrative expenses may not be comparable to similar data made available by our competitors. We expect that our selling, general and administrative expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company.

In 2009 and 2010, we continued the efforts we began in 2008, to reduce selling, general and administrative expenses. In 2010, we continued to refine labor scheduling and management staffing at our stores to better match employee staffing to expected customer traffic. In 2008 and 2009, we also implemented broad-based cost-savings measures at our corporate office.

These broad-based cost savings measures included a headcount reduction, reduced bonuses and merit pay increases, a reduction in our 401(k) matching contributions, reduced expenditures in connection with delivering corporate communications to our stores and reduced expenditures associated with travel and certain outside advisers.

In 2009, a stockholder of the Company granted stock options to certain key employees pursuant to separate arrangements between the stockholder and the respective employees. These options vested on November 4, 2010, in connection with our initial public offering and as a result we recognized share-based compensation expense of $28.4 million and payroll related tax expense of $0.4 million.

Income from operations

Income from operations consists of gross profit minus selling, general and administrative expenses, store closure and exit costs and depreciation.

Income taxes

Until November 9, 2010, we operated as an S-corporation, and did not pay federal corporate income tax or state corporate income tax in states that recognize S-corporation status. Instead, the stockholders of the S-corporation were responsible for income tax on the S-corporation’s taxable income. Accordingly, our income tax provision in 2009 and for the portion of 2010 prior to our initial public offering only reflect state taxes owed by us in certain states in which we operate. Since November 9, 2010, we have operated as a C-corporation. In the fourth quarter of 2010, in connection with our conversion to a C-corporation, we recognized a $19.1 million charge to establish deferred tax balances.

Change in fiscal year-end and transition period financial statements

On January 26, 2011 our Board of Directors approved a change in our fiscal year-end from a calendar year-end of December 31 to a fiscal year-end ending on the last Sunday of January commencing with fiscal 2011. In connection with the change of our fiscal year-end, we have a 30-day transition period from January 1, 2011 to January 30, 2011, the audited results of which are reported below.

We changed our fiscal year-end in order to offer more comparable quarterly and annual data to our investors. As a specialty retailer focused on foods, our operations are more active during the periods surrounding holidays and can be subject to seasonal differences in the event that holiday periods fall within a particular fiscal period one year and a different fiscal period in a subsequent year. By changing our fiscal year end, revenues, including the use of gift cards given as holiday gifts, in the months of December and January will now appear in the same fiscal quarter and fiscal year resulting in greater comparability of our period to period financial results regardless of whether significant shopping occurs at the end of December or the beginning of January. In addition, the Easter holiday and the time periods surrounding Easter, are significant shopping periods for us and the change in our fiscal year end means that these periods will always be in our first fiscal quarter rather than occurring variously from one year to the next in the first quarter or the second quarter. We believe that this change in fiscal year end will provide investors with a more comparable quarterly and annual picture of our Company’s operations.

As a result of the change in our fiscal year end, our fiscal quarters, each of which will now consist of three periods of four, four and five weeks, will also end on different dates from prior periods. Accordingly, we expect to recast our prior quarters’ financial information in fiscal 2011 quarterly reports on Form 10-Q so that the prior period quarterly information is comparable to the quarterly information for fiscal 2011.

Results of operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of sales.

	Year ended			One month period ended
(dollars in thousands, except share and per share amount)	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Statement of Income Data:
Sales	$797,805	$861,931	$974,213	$78,149
Cost of goods sold	554,969	585,360	654,986	53,302

Gross profit	242,836	276,571	319,227	24,847
Selling, general and administrative expenses	180,765	191,250	244,378	17,623
Store closure and exit costs	562	4,361	792	37
Depreciation	24,482	27,880	33,122	2,729

Income from operations	37,027	53,080	40,935	4,458
Interest expense	5,267	3,806	2,374	87
Other income, net	(123)	(236)	(170)	(1)

Income before provision for income taxes	31,883	49,510	38,731	4,372
Recognition of net deferred tax liabilities upon C-corporation conversion	—	—	19,125	—
Tax provision (benefit), current year	326	308	(3,309)	1,712

Net income	$31,557	$49,202	$22,915	$2,660

Net income per share
Basic and diluted	$0.66	$1.03	$0.48	$0.06
Dividends declared per common share(1)	$0.54	$0.42	$1.00	$—

Shares used in computation of net income per share,
Basic	47,991,045	47,991,045	47,991,045	47,991,045
Diluted	47,991,045	47,991,045	48,059,882	48,095,459

Pro Forma Data (unaudited):
Income before provision for income taxes	$31,883	$49,510	$38,731
Pro forma provision for income taxes(2)	12,489	19,299	15,113

Pro forma net income(2)	$19,394	$30,211	$23,618

	Year ended			One month period ended
(dollars in thousands, except share and per share amounts)	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Other Operating Data (unaudited):
Number of stores at end of period	86	92	100	100
Comparable store sales growth(3)	(1.5)%	(1.1)%	5.0%	1.4%
Gross square footage at end of period (in thousands)	1,811	1,955	2,129	2,129
Average comparable store size (gross square feet)(4)	20,641	20,936	21,205	21,273
Comparable store sales per gross square foot during period(4)	$498	$472	$481	$37

(1)	Dividends declared per common share represent dividends declared and paid prior to our initial public offering. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of our business and does not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” for a discussion of our dividend policy.

(2)	Prior to November 9, 2010, we were treated as an S-corporation for U.S. federal income tax purposes. As a result, our income was not subject to U.S. federal income taxes or state income taxes where S-corporation status is recognized. In general, the corporate income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S-corporation status is recognized. We terminated our S-corporation status and converted to a C-corporation on November 9, 2010 in connection with our initial public offering, and we are now subject to additional entity-level taxes that will be reflected in our financial statements. The pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been treated as a C-corporation, using blended statutory federal and state income tax rates of 39.2% and 39.0% in 2008 and 2009, respectively, and 39.0 % for 2010. These tax rates reflect the sum of the federal statutory rate and a blended state rate based on our calculation of income apportioned to each state for each period.

(3)	Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors. The January 2011 period had one less day than the same period for 2010, which negatively impacted the comparison by 3.4%. For further discussion, see “—Results of Operations—One-Month Audited Transition Period Ended January 30, 2011 Compared to the One-Month Unaudited Period Ended January 31, 2010.”

(4)	Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

	Year ended			One month ended
	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Cost of goods sold	69.6%	67.9%	67.2%	68.2%

Gross profit	30.4%	32.1%	32.8%	31.8%
Selling, general and administrative expenses	22.7%	22.2%	25.1%	22.6%
Store closure and exit costs	0.1%	0.5%	0.1%	0.0%
Depreciation	3.1%	3.2%	3.4%	3.5%

Income from operations	4.6%	6.2%	4.2%	5.7%
Interest expense	0.7%	0.4%	0.2%	0.1%
Other income, net	0.0%	0.0%	0.0%	0.0%

Income before provision for income taxes	4.0%	5.7%	4.0%	5.6%

Recognition of net deferred tax liabilities upon C-corporation conversion	0.0%	0.0%	2.0%	0.0%
Tax provision (benefit), current year	0.0%	0.0%	(0.3)%	2.2%

Net income	4.0%	5.7%	2.4%	3.4%

Percentage totals in the above table may not equal the sum of the components due to rounding.

One-month audited transition period ended January 30, 2011 (“January 2011”) compared to the one-month unaudited period ended January 31, 2010 (“January 2010”)

The transition period ended January 30, 2011 had 30 days while the comparable period in January 2010 had 31 days.

Sales for January 2011 increased by $6.2 million, or 8.6%, to $78.2 million, from $72.0 million for January 2010. Our comparable store sales increased 1.4% for January 2011 compared to January 2010. The January 2011 period had one less day than the same period in 2010, which negatively impacted the comparison by 3.4%. Gross profit increased by $1.8 million, or 7.8%, to $24.8 million for January 2011, from $23.0 million for January 2010. The gross margin rate decreased 10 basis points due to a LIFO charge of $0.4 million in the one month ending January 2011 compared to a charge of $0.1 million in January 2010. Selling, general and administrative expenses increased by $1.6 million, or 10.0%, to $17.6 million for January 2011, from $16.0 million for January 2010. The increase was primarily attributable to eight additional stores operating during the 2011 period compared to 2010, which led to higher overall store-level labor expenses and other costs to operate our stores. Selling, general and administrative expenses increased as a percent of sales by 30 basis points in January 2011, mostly due to new public company costs and incremental share based compensation expense. In addition to the items above, depreciation expense had a negative impact on income from continuing operations due to accelerated depreciation associated with planned store relocations and remodels in 2011 and 2012. Income from continuing operations decreased by 2.2% to $4.5 million for January 2011 compared to $4.6 million for January 2010. Net income was $2.7 million, for diluted earnings of $0.06 per share, for January 2011 compared to $4.2 million, or diluted earnings of $0.09 per share for January 2010. The decrease in net income is attributable to our conversion from an S-corporation to a C-corporation, which resulted in additional entity-level taxes of $1.7 million for the one month ended January 30, 2011 as compared to January 31, 2010.

Non-GAAP adjusted financial results

In addition to presenting our financial results in conformity with GAAP within this prospectus, we are also presenting 2010 results on an “adjusted” basis in order to exclude the impact of certain charges related to our initial public offering and the tax effect of converting from an S-corporation to a C-corporation in connection with our initial public offering. Specifically, 2010 results include share-based compensation and related payroll tax expenses arising from the vesting of equity awards at the time of the initial public offering, as well as income tax charges incurred in order to establish beginning deferred tax balances arising from our conversion from an S-corporation to a C-corporation. Additionally, from January 1, 2010 through November 8, 2010, we did not incur corporate income tax due to our S-corporation status. Our adjusted results exclude the impact of the charges related to our initial public offering and reflect a pro forma provision for corporate income taxes for the portion of 2010 that we had S-corporation status. These adjusted financial results are non-GAAP financial measures. We believe that the presentation of adjusted financial results facilitates an understanding of our operations without the one-time impact associated with the initial public offering. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Sales

Sales increased 13.0%, or $112.3 million, to $974.2 million in 2010 from $861.9 million in 2009. The 2010 increase in sales was attributable primarily to sales from eight stores that were not open in 2009, increased sales from seven stores that were only opened during a portion of 2009 and an overall increase in comparable store sales. There were 90 comparable stores and 10 non-comparable stores open at December 31, 2010.

Comparable store sales increased 5.0% in 2010 compared to 2009, as a result of a 3.0% increase in the number of transactions and a 2.0% increase in the average transaction size at our comparable stores. Average customer transaction size increased to $30.10 for 2010, from $29.51 for 2009.

Gross profit

Gross profit, which includes occupancy costs, increased 15.4%, or $42.6 million, to $319.2 million for 2010, from $276.6 million for 2009. The amount of the increase in gross profit attributable to increased sales was $36.0 million and the amount of the increase in gross profit attributable to increased gross margin rate was $6.6 million. Our cost of goods sold (exclusive of depreciation) increased by $69.6 million for 2010 compared to 2009, which was primarily attributable to a $62.9 million increase in merchandise product costs and a $4.3 million increase in store occupancy costs. Gross margin rate increased 70 basis points to 32.8% for 2010 from 32.1% for 2009. The increase in our gross margin rate was primarily attributable to lower product costs as a percentage of sales. During 2010 and 2009, we continued to grow our order volume faster than that of many other businesses that purchase premium food products, which allowed us to benefit from greater purchasing power in sourcing our products. In addition, our gross margin rate benefited from the leverage achieved from comparable store sales growth, as certain fixed expenses, principally occupancy costs, did not increase at the same rate as comparable store sales.

In 2010, the increase in the gross margin rate was also favorably impacted by reduced supplies expense as a percent of sales compared to 2009 and was partially offset by a higher LIFO inventory charge.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 27.8%, or $53.1 million, to $244.4 million for 2010, from $191.3 million for 2009. The increase in selling, general and administrative expenses was primarily attributable to share-based compensation and related payroll tax expense of $28.8 million associated with our initial public offering. Also, an increase in the number of stores in operation and an increase in customer traffic during 2010 compared to 2009 led to higher overall store-level labor expenses and other costs to operate our stores. With more stores in operation during 2010, our salary and benefit expenses increased $16.3 million and our other store operating expenses increased $3.7 million, compared to 2009. In addition, our corporate administrative expenses increased $31.9 million for 2010 as compared to 2009, primarily attributable to increased headcount, payroll and related expenses, and share-based compensation expenses for corporate employees.

Selling, general and administrative expenses as a percentage of sales for 2010 increased 290 basis points to 25.1% from 22.2% for 2009. Share-based compensation and related payroll tax expense incurred in connection with our initial public offering accounted for 300 basis points of increased expense and the remainder of selling, general and administrative expenses primarily from store payroll and benefit costs accounted for a 10 basis point decrease.

Excluding the share-based compensation and related payroll tax expense associated with our initial public offering, adjusted selling, general, and administrative expenses for the year increased $24.3 million to $215.6 million. As a percent of sales, adjusted selling, general, and administrative expenses for 2010 were 22.1%, or 10 basis points, lower than 2009. The following table provides an unaudited reconciliation of adjusted selling, general and administrative expenses, a non-GAAP financial measure, to selling, general and administrative expenses in accordance with GAAP:

(amounts in thousands)	2010

Selling, general and administrative expenses	$244,378
Share-based compensation and related payroll tax expense associated with our initial public offering	(28,821)

Adjusted selling, general and administrative expenses	$215,557

Income from operations

For 2010, operating income decreased $12.2 million, or 23.0%, to $40.9 million from $53.1 million in 2009. Income from operations as a percentage of sales for 2010 decreased to 4.2% from 6.2% for 2009. For 2010, share-based compensation and related payroll tax expense related to our initial public offering reduced operating income by $28.8 million. Excluding these items, adjusted operating income increased $16.6 million, or 31.3%, to $69.7 million in 2010 from $53.1 million in 2009. As a percent of sales, adjusted operating margin for 2010 was 7.2%, which was 100 basis points higher than for 2009. Store closure and exit costs decreased by $3.6 million, to $0.8 million for 2010 from $4.4 million for 2009. During 2010, we did not record any charges related to additional store closures, whereas during 2009, we recorded charges for the closure of our store in Grand Rapids, Michigan in 2009 and also increased our estimated future net lease obligations associated with a store which closed in 2007. Depreciation increased 18.8%, or $5.2 million, to $33.1 million for 2010 from $27.9 million for 2009 which was attributable to store unit growth and accelerated depreciation due to the early replacement of store equipment. The following table provides an unaudited reconciliation of adjusted income from operations, a non-GAAP financial measure, to income from operations in accordance with GAAP:

(amounts in thousands)	2010

Income from operations	$40,935
Share-based compensation and related payroll tax expense associated with our initial public offering	28,821

Adjusted income from operations	$69,756

Interest expense

Interest expense decreased 36.8%, or $1.4 million, to $2.4 million for 2010 from $3.8 million for 2009, due primarily to reduced weighted average borrowings under our revolving credit facility. In addition, our effective interest rate on our long-term debt, including our interest rate swaps, was lower for 2010 than 2009. We benefited from a reduced base rate and applicable margin on our revolving credit facility as well as the expiration of two of our interest rate swaps in 2010 for which we paid a fixed rate of 4.95% and 3.9% on the notional amounts of $12.5 million and $15.0 million, respectively.

Income tax expense

In 2010 we incurred a $19.1 million charge to recognize a net deferred tax liability resulting from the tax reorganization carried out in connection with our initial public offering. Additionally, from November 9, 2010 through the end of 2010, we recognized a $3.7 million income tax benefit that resulted from our pre-tax loss from November 9, 2010 through the end of 2010. The pre-tax loss was primarily attributable to the $28.8 million in shared-based compensation expense and related payroll tax expense incurred in connection with our initial public offering.

Net income

Net income decreased 53.5%, or $26.3 million, to $22.9 million for 2010, from $49.2 million for 2009. Net income as a percentage of sales for 2010 decreased to 2.4% from 5.7% for 2009. Adjusted net income increased 36.4%, or $11.0 million, to $41.2 million for 2010, from pro forma net income of $30.2 million for 2009. Adjusted net income as a percentage of sales increased to 4.2% for 2010 from pro forma net income as a percentage of sales of 3.5% for 2009. The following table provides an unaudited reconciliation of adjusted net income, a non-GAAP financial measure, to net income in accordance with GAAP:

	2010
(amounts in thousands except per share amounts)	Net income	Diluted earnings per share

Net income	$22,915	$0.48
Share-based compensation expense(1)	17,575	0.37
Recognition of net deferred tax liabilities upon C-corporation conversion	19,125	0.40
Tax provision(2)	(18,422)	(0.39)

Adjusted net income	$41,193	$0.86

(1)	Represents share based compensation expense of $28.8 million including related payroll taxes incurred in connection with our initial public offering, net of tax benefit.

(2)	Represents estimated income taxes from January 1, 2010 to November 8, 2010, the time period we were an S-corporation, using a blended statutory rate of 39.0%, which reflects combined federal and state income taxes, as if we had been treated as a C-corporation.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Sales

Sales increased 8.0%, or $64.1 million, to $861.9 million in 2009 from $797.8 million in 2008, resulting from a $72.6 million increase in non-comparable store sales, partially offset by an $8.5 million decrease in comparable store sales. The increase in sales was primarily due to the opening of seven new stores in 2009, partially offset by the closure of one store and a decrease in comparable store sales. There were 80 comparable stores and 12 non-comparable stores open at December 31, 2009.

Comparable store sales decreased 1.1% in 2009, as a result of a 2.7% decrease in average transaction size, partially offset by a 1.6% increase in the number of transactions at our comparable stores. The number of customer transactions at our stores, as compared to the prior year period, began to improve in the second quarter of 2009. Average customer transaction size decreased to $29.57 in 2009 from $30.37 in 2008, however, average customer transaction size began to improve in the fourth quarter of 2009. For the second half of 2009, we experienced positive comparable store sales, with comparable store sales increasing 6.2% in the fourth quarter of 2009 compared to the fourth quarter of 2008.

Gross profit

Gross profit increased 13.9%, or $33.8 million, to $276.6 million in 2009 from $242.8 million in 2008. The amount of the increase in gross profit attributable to increased sales was $19.5 million and the amount of the increase in gross profit attributable to increased gross margin rate was

$14.2 million. Our cost of goods sold (exclusive of depreciation) increased by $30.4 million for 2009 compared to 2008, primarily attributable to a $25.6 million increase in product costs and a $6.5 million increase in store occupancy costs. Gross margin rate increased 170 basis points to 32.1% for 2009 from 30.4% for 2008. In 2009, we achieved lower cost of goods sold as a percentage of sales, compared to 2008, as our overall growth allowed us to benefit from economies of scale and as various organizational, technological and process refinements improved ordering and decreased shrinkage.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 5.8%, or $10.5 million, to $191.3 million in 2009 from $180.8 million in 2008. The increase in selling, general and administrative expenses was primarily attributable to an increase in the number of stores in operation during 2009 compared to 2008, which led to higher overall store-level labor expenses and costs to operate our stores. With more stores in operation during 2009, our store-level labor expenses increased $7.8 million and our other store operating expenses increased $1.2 million, compared to 2008. In addition, our corporate administrative expenses increased $2.0 million in 2009 as compared to 2008, primarily attributable to increased compensation expenses for corporate employees, partially offset by a $0.6 million decrease in loss on disposal of assets.

Selling, general and administrative expenses as a percentage of sales for 2009 decreased by 50 basis points to 22.2% from 22.7% for 2008. The decrease in selling, general and administrative expenses as a percentage of sales was primarily the result of cost-containment measures in response to adverse economic conditions, and because our overall growth allowed us to benefit from economies of scale. In 2009, we improved our store-level labor expense by refining labor scheduling and management staffing to better match employee staffing to expected customer traffic. Overall, our store-level labor expense as a percentage of sales decreased by 30 basis points, contributing approximately 65% of the overall expense improvement. We were able to make these refinements by training employees in multiple areas of our store operations and introducing various organizational, technological and process improvements. By training employees to work in more than one store department as needs dictate we were able to improve the efficiency of our labor scheduling. The ability of our employees to work across departments has allowed us to reduce the total labor hours required to staff our stores. We also implemented broad-based cost-savings measures at our corporate office to manage our expenses.

Income from operations

Income from operations increased 43.4%, or $16.1 million, to $53.1 million in 2009 from $37.0 million in 2008. Income from operations as a percentage of sales for 2009 increased to 6.2% from 4.6% for 2008. Store closure and exit costs increased by $3.8 million, to $4.4 million in 2009 from $0.6 million in 2008. The increase in store closure and exit costs resulted from the closure of our store in Grand Rapids, Michigan in 2009 as well as a change in our estimated future net lease obligations associated with a store we closed in 2007. We did not close any stores in 2008. Depreciation increased by $3.4 million, to $27.9 million in 2009 from $24.5 million in 2008, primarily attributable to store growth over that time.

Interest expense

Interest expense decreased 27.7%, or $1.5 million, to $3.8 million in 2009 from $5.3 million in 2008, due primarily to a reduced average interest rate under our revolving credit facility.

Net income

As a result of the foregoing, net income increased 55.9%, or $17.6 million, to $49.2 million in 2009 from $31.6 million in 2008. Net income as a percentage of sales for 2009 increased to 5.7% from 4.0% for 2008.

Liquidity and capital resources

Our primary sources of liquidity are cash generated from operations and borrowings under our revolving credit facility. Our primary uses of cash are purchases of inventory, operating expenses, capital expenditures primarily for opening new stores and relocating and remodeling existing stores, debt service, corporate taxes and, while we were an S-corporation, distributions to our stockholders. We believe that the cash generated from operations, together with the borrowing availability under our revolving credit facility, will be sufficient to meet our working capital needs for at least the next twelve months, including investments made, and expenses incurred, in connection with opening new stores and relocating and remodeling existing stores and other strategic initiatives. These strategic initiatives include the replacement of store equipment and product display fixtures, and investments in information technology and merchandising enhancements. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within seven days of the related sale.

While adverse economic conditions in 2008 and 2009 materially impacted our comparable store sales, these conditions did not materially affect our liquidity or borrowing costs. The adverse economic conditions did not materially affect our liquidity or borrowing costs because (1) our increased net income resulted in increased net cash provided by operating activities, (2) we reduced capital expenditures in 2009 in response to the adverse economic conditions and (3) we were able to access committed financing through our revolving credit facility, the covenants and pricing of which are unrelated to comparable store sales.

At January 30, 2011, we had $7.9 million in cash and cash equivalents and $86.2 million in borrowing availability pursuant to our 2007 Credit Facility (defined below). On February 22, 2011, we terminated the 2007 Credit Facility and entered into the 2011 Credit Facility (defined below). At closing, approximately $74.7 million was drawn under the 2011 Credit Facility to repay borrowings under the 2007 Credit Facility. The 2007 Credit Facility and 2011 Credit Facility are discussed under “—Financing Activities” and “—Revolving Credit Facility” below.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and expansion plans, we may elect to pursue additional expansion opportunities within the next year which could require additional debt or equity financing. If we are unable to secure additional financing at favorable terms in order to pursue such additional expansion opportunities, our ability to pursue such opportunities could be materially adversely affected.

A summary of our operating, investing and financing activities are shown in the following table:

	Year ended			One month ended
(amounts in thousands)	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Net cash provided by operating activities	$60,388	$84,774	$111,438	$9,230
Net cash used in investing activities	(64,493)	(36,386)	(41,926)	(4,424)
Net cash provided by (used in) financing activities	7,589	(51,901)	(68,675)	(600)

Net increase (decrease) in cash and cash equivalents	$3,484	$(3,513)	$837	$4,206

Operating activities

Cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation, the effect of working capital changes and realized losses on disposal of property and equipment. In 2010, these non-cash items included an increase in share-based compensation expense as a result of our initial public offering and the recognition of deferred income taxes due to our conversion from an S-corporation to a C-corporation.

	Year ended			One month ended
(amounts in thousands)	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Net income	$31,557	$49,202	$22,915	$2,660
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,534	27,929	33,171	2,734
Impairments and loss on disposal of property and equipment	1,322	1,985	817	21
Share-based compensation associated with liability awards	—	232	29,420	—
Share-based compensation - new awards	—	—	358	197
Deferred income taxes	—	—	15,444	1,612
Change in working capital	2,975	5,426	9,313	2,006

Net cash provided by operating activities	$60,388	$84,774	$111,438	$9,230

Net cash provided by operating activities increased 31.4%, or $26.6 million, to $111.4 million for 2010 from $84.8 million for 2009. The increase in net cash provided by operating activities was primarily due to an increase in our net income adjusted for non-cash items.

Net cash provided by operating activities increased 40.4%, or $24.4 million, to $84.8 million in 2009 from $60.4 million in 2008. The $24.4 million increase in net cash provided by operating activities was primarily due to an increase in our net income adjusted for non-cash items, and reduced working capital needs, primarily driven by lower inventory values.

Investing activities

Cash used in investing activities consists primarily of capital expenditures for opening new stores and relocating and remodeling existing stores, as well as investments in information technology and merchandising enhancements.

	Year ended			One month ended
(amounts in thousands)	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Purchases of property and equipment	$(64,571)	$(36,424)	$(41,983)	$(4,424)
Proceeds from sale of property and equipment	78	38	57	—

Net cash used in investing activities	$(64,493)	$(36,386)	$(41,926)	$(4,424)

Capital expenditures increased 15.4%, or $5.6 million, to $42.0 million for 2010 from $36.4 million for 2009. The increase in capital expenditures was primarily due to $4.7 million being spent on new merchandising and information technology initiatives during 2010. The remainder of the increase was related to the timing differences in construction billings for 2010 compared to 2009.

Capital expenditures decreased 43.6%, or $28.2 million, to $36.4 million in 2009 from $64.6 million in 2008. The decrease in capital expenditures in 2009 was primarily a result of fewer new store openings. In response to adverse economic conditions, we decreased our new store openings from nine new stores in 2008 to seven new stores in 2009, which was less than the number of stores we aimed to open before economic conditions deteriorated.

We plan to spend approximately $85 million to $90 million on capital expenditures during fiscal 2011, of which approximately 90% will be in connection with opening new stores and relocating and remodeling existing stores, with the remainder being used for other capital expenditures.

Financing activities

Cash provided by (used in) financing activities consists principally of borrowings and payments under our revolving credit facility, equity issuance costs associated with our initial public offering and, prior to our initial public offering, distributions to our stockholders. Prior to our initial public offering the distributions to our stockholders consisted of both discretionary distributions and distributions to enable our stockholders to pay their tax obligations due to our S-corporation status, which we funded through borrowings under our revolving credit facility. We currently do not intend to pay cash dividends on our common stock. See “Dividend Policy” for a discussion of our dividend policy.

	Year ended			One month ended
(amounts in thousands)	December 31, 2008	December 31, 2009	December 31, 2010	January 30, 2011

Borrowings on revolving credit note	$140,220	$230,896	$326,641	$23,886
Payments made on revolving credit note	(102,890)	(262,696)	(342,391)	(24,486)
Decrease in bank overdrafts	(3,743)	—	—	—
Equity issuance costs	—	—	(4,815)	—
Distributions to stockholders	(25,998)	(20,101)	(48,110)	—

Net cash provided by (used in) financing activities	$7,589	$(51,901)	$(68,675)	$(600)

Net cash used in financing activities during 2010 and 2009 was $68.7 million and $51.9 million, respectively. The $16.8 million increase in net cash used in financing activities was primarily due to distributions to our stockholders of $48.1 million during 2010, compared to $20.1 million in distributions to our stockholders during 2009. In addition, we incurred equity issuance costs of $4.8 million as a result of our initial public offering. Net repayments under our revolving credit facility during 2010 and 2009 were $15.7 million and $31.8 million, respectively.

Net cash used in financing activities during 2009 was $51.9 million and net cash provided by financing activities was $7.6 million in 2008. The $59.5 million change in net cash used in financing activities was due primarily to net repayments of $31.8 million under our revolving credit facility in 2009, compared to net borrowings of $37.3 million under our revolving credit facility during 2008. Due to the refinement in our cash management activities implemented during 2009, the frequency with which we borrowed and repaid amounts under our revolving credit facility increased in 2009 compared to 2008, resulting in higher levels of borrowings and repayments. In addition, distributions to our stockholders during 2009 totaled $20.1 million, compared to $26.0 million in distributions to our stockholders during 2008.

Revolving credit facility

On February 22, 2011, we terminated our revolving credit facility that had been in place at January 30, 2011 and entered into a credit agreement with Bank of America, N.A. as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, and several other lending institutions (the “2011 Credit Facility”). The 2011 Credit Facility refinances and replaces our credit agreement dated February 27, 2007 by and among the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, and the several other lending institutions (the “2007 Credit Facility”). The 2011 Credit Facility matures February 22, 2016, and is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credit, refinancing and payment of fees. While we currently have no material domestic subsidiaries, other entities will guarantee our obligations under the 2011 Credit Facility if and when they become material domestic subsidiaries during the term of the 2011 Credit Facility.

The 2011 Credit Facility provides for total borrowings of up to $175 million. Under the terms of the 2011 Credit Facility, we are entitled to request an increase in the size of the facility by an amount not exceeding $75 million in the aggregate. If the existing lenders elect not to provide the full amount of a requested increase, or in lieu of accepting offers from existing lenders to increase their commitments, we may designate one or more other lender(s) to become a party to the 2011 Credit Facility, subject to the approval of the Administrative Agent. The 2011 Credit Facility includes a letter of credit sublimit of $25 million and a swing line sublimit of $10 million. At closing, approximately $74.7 million was drawn under the 2011 Credit Facility to repay borrowings under the 2007 Credit Facility.

At our option, outstanding borrowings bear interest at (i) the London Interbank Offered Rate plus an applicable margin that ranges from 1.00% to 2.25%, (ii) the Eurodollar rate plus an applicable margin that ranges from 1.00% to 2.25%, or (iii) the base rate plus an applicable margin that ranges from 0% to 1.25%, where the base rate is defined as the greatest of: (a) the federal funds rate plus 0.50%, (b) Bank of America’s prime rate, and (c) the Eurodollar rate plus 1.00%. The commitment fee calculated on unused portions of the credit facility ranges from 0.30% to 0.45% per annum.

The 2011 Credit Facility contains a number of affirmative and restrictive covenants, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

In addition, the 2011 Agreement provides that we will be required to maintain the following financial ratios:

•

a consolidated maximum leverage ratio as of the end of any quarter of not more than 4.25 to 1.00, based upon the ratio of (i) adjusted funded debt (as defined in the 2011 Credit Facility) to (ii) EBITDAR (as defined in the 2011 Credit Facility) over the period consisting of the four fiscal quarters ending on or before the determination date, and

•

a consolidated fixed charge coverage ratio of not less than 1.70 to 1.00, based upon the ratio of (i) EBITDAR (as defined in the 2011 Credit Facility) less cash taxes paid by the company and certain discretionary distributions over the period consisting of the four fiscal quarters ending on or immediately prior to the determination date to (ii) the sum of interest expense, lease expense, rent expense and the current portion of capitalized lease obligations for such period and the current portion of long-term liabilities for the four fiscal quarters ending as of the end of any quarter on or prior to the determination date.

We were in compliance with all debt covenants under the 2007 Credit Facility as of December 31, 2010.

Contractual obligations

The following table summarizes our contractual obligations, as of January 30, 2011.

	Payments due by period
(amounts in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations(1)	$81,850	$—	$81,850	$—	$—
Estimated interest on long-term debt obligations(2)	1,400	1,326	74	—	—
Operating lease obligations(3)	317,882	31,547	67,646	63,239	155,450
Purchase obligations(4)	2,398	2,398	—	—	—
Contractual obligations for construction-related activities	11,111	11,111	—	—	—

Total	$414,641	$46,382	$149,570	$63,239	$155,450

1.	Reflects the outstanding balance under the 2007 Credit Facility at January 30, 2011. Our balance outstanding fluctuates as we routinely draw new advances or make payments against outstanding advances based on our liquidity. The 2007 Credit Facility has been replaced by our 2011 Credit Facility. For a more detailed description of our 2011 Credit Facility, see ”Description of Certain Indebtedness.”

2.	The outstanding balances under the 2007 Credit Facility bore variable interest at one-month LIBOR plus an applicable margin, or 0.9% at January 30, 2011. We had one interest rate swap in place that covered a notional amount of $15.0 million, or 18.3%, of the outstanding balance under the 2007 Credit Facility at January 30, 2011, which expires in November 2011. Our interest rate swap effectively fixed the interest rate on the notional amount at approximately 4.9%. This interest rate swap remains in place to cover a corresponding notional amount under the 2011 Credit Facility. For the purposes of this table, we estimated interest expense to be paid during the remaining term of the 2007 Credit Facility using the outstanding balance, interest rate and terms of our interest rate swap in place as of January 30, 2011. Our actual cash payments for interest under the 2011 Credit Facility will fluctuate as the outstanding balance changes with our cash needs and the one-month LIBOR rate fluctuates. For a more detailed description of the interest requirement for our long-term debt and our interest rate swaps, see Note 3 and Note 4 to our financial statements found elsewhere in this prospectus.

3.	Represents the minimum lease payments due under our operating leases, excluding annual common area maintenance, insurance and taxes related to our operating lease obligations, which combined represented approximately 31% of our minimum lease obligations. For a more detailed description of our operating leases, see Note 7 to our financial statements found elsewhere in this prospectus.

4.	Purchase obligations include agreements to purchase goods and services made in the normal course of business that are enforceable and legally binding on us. Our purchase obligations consist predominantly of contracts to purchase certain inventory items. This amount does not include any payment obligations with respect to products on hand at our logistics providers as we do not typically take title or have any obligation to pay for products delivered by our logistics provider until we receive the products at our store locations. Although we occasionally have obligations to purchase any inventory on-hand in the event a contract with a logistics provider is terminated, we also generally enter into arrangements with any subsequent logistics provider pursuant to which the subsequent logistics provider purchases the inventory on-hand at the former logistics provider or we deplete the inventory on-hand at the former logistics provider as the termination date approaches.

We periodically make other commitments and become subject to other contractual obligations that we believe to be routine in nature and incidental to the operation of our business. We believe that such routine commitments and contractual obligations do not have a material impact on our business, financial condition or results of operations.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements.

Critical accounting policies

In presenting our financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

Some of the estimates and assumptions that we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our financial statements.

For further information on our critical and other significant accounting policies, see the notes to our financial statements included elsewhere in this prospectus.

Inventories

Our inventories are stated at the lower of cost or market. Predominantly all of our inventories are valued using the last-in, first-out, or LIFO, method whereby the costs of the first items purchased remain in inventory and are used to value ending inventory. We use the link chain method for computing dollar value LIFO, whereby the base year values of beginning and ending inventories are determined using cumulative price indexes published by the Bureau of Labor Statistics. Valuing inventory using LIFO requires management to select from different available methods. Using a different method could result in a change in our estimate of the LIFO value of our inventory and that difference could be materially different.

The current cost of our inventories is determined using the first-in, first-out, or FIFO, method. Our FIFO cost includes purchase price net of vendor allowances. The excess of the current cost of inventories over the LIFO value, or the LIFO reserve, was approximately $4.5 million and $4.7 million at December 31, 2009 and 2010, respectively, and $5.1 million at January 30, 2011.

Impairment of long-lived assets

We assess our long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances indicate the carrying value of a long-lived asset or group of assets may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If an impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset.

Our judgment regarding the existence of circumstances that indicate an asset’s carrying value may not be recoverable, and therefore potentially impaired, is based on several factors, including a decision to close a store or an unexpected decline in long-term cash flows. Determining whether an impairment exists requires that we use estimates and assumptions of projected cash flows and operating results for the asset or assets being assessed. Our cash flow projections look several years into the future and include assumptions concerning variables such as the potential impact of operational changes, competitive factors, inflation and the economy. Our estimate of fair value used in calculating an impairment loss is based on market values, if available, or our estimated future cash flow projections discounted to their present value. Using different assumptions and definitions could result in a change in our estimates of cash flows and fair value and those differences could produce materially different results.

Closed store reserves

We record a reserve for future lease obligations associated with stores that are no longer being utilized in our current operations. The fair value of the closed store liability is estimated using a discount rate to calculate the present value of the remaining noncancelable lease payments at the cease use date for the store, net of an estimate of subtenant income. Lease payments for operating leases included in our closed store reserve are expected to be paid over the remaining terms of the respective leases.

Our assumptions about future cash payments to be made as part of the lease agreements are based on the terms contained in the lease agreement. In determining the fair value of the liability, we offset the future lease payments with an estimate of the amount of subtenant income that could be reasonably obtained for the store properties. Our expectations of potential subtenant income are based on variable factors including our knowledge of the geographical area in which the closed property is located, and existing economic conditions. We seek advice from local real estate professionals to develop our assumptions. While we believe our current estimates of reserves for closed properties are adequate, it is possible that market and economic conditions could cause us to change our assumptions and may require additional reserves. We review our estimates used in determining the closed store reserve on a quarterly basis and record adjustments, if necessary, in the period in which the change becomes known.

Insurance reserves

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, director and officers’

liability, employee health care benefits, and other casualty and property risks. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. While we believe that our assumptions are appropriate, the estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

We have not made any material changes in the accounting methodology used to establish our insurance and self-insured liabilities during the past three years.

Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. A 10% change in our insurance liabilities at January 30, 2011 would have affected our annual net income by approximately $0.8 million.

Income taxes

On November 9, 2010, the Company converted from S-corporation status to a C-corporation under Subchapter C of the Internal Revenue Code, thereby ceasing to be a pass-through entity for income tax purposes. As a result, the Company recorded deferred tax assets and liabilities using the estimated corporate effective tax rate.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted the provisions of the authoritative guidance on accounting for uncertainty in income taxes that was issued by the Financial Accounting Standards Board, or FASB. Pursuant to this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance also addresses other items related to uncertainty in income taxes including derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Shadow equity bonus plan

We sponsor a bonus plan under which variable bonus awards are granted to certain key employees at different times during the year. Bonus awards are effective as of January 1 of the year of grant and fully vest on January 1 of the fifth year after the award is granted. As of January 30, 2011, other events triggering vesting of bonus awards includes the disability or death of the employee or a sale of the Company, which is defined as a sale of all or substantially all of our assets or equity as defined in the shadow equity bonus plan agreement. However, in March 2011, in order to clarify the intent of our board of directors at the time the shadow equity bonus awards were granted, our board of directors amended the form of shadow equity bonus award agreement to provide that a “sale of the company” includes a transaction as a result of which the Berry family holds less than 50% of the equity interests in the company. As a result of this offering, the Berry Family may hold less than 50% of the equity interests in the company, which would cause the shadow equity bonus awards to vest.

We determine the value of a vested bonus award using a formula defined in the plan document that is based on our actual audited annual earnings less interest, tax, depreciation and amortization expense for the three years immediately preceding both the effective grant date and the vesting date as defined in the plan document. In March 2011, in connection with the amendment described above, the form of shadow equity bonus award agreement was revised to provide that the calculation of annual earnings less interest, tax, depreciation and amortization expense will exclude closed store expenses from prior years and certain charges related to offerings, including the initial public offering and this offering, of the company’s equity by the company’s pre-initial public offering stockholders, which is consistent with our historical accounting treatment, and may be further adjusted by our board of directors or compensation committee in its discretion. We recognize compensation expense for the bonus awards ratably over the five-year vesting period.

In order to estimate our liability for shadow equity bonus awards, and accordingly, our periodic compensation expense, we must make certain assumptions about our annual earnings less interest, tax, depreciation and amortization expense over the vesting period. Computing the value of a bonus award by applying the formula defined in the plan document may require data that is not currently available to us including our annual performance in future years. Therefore, in order to determine the adjustment to our bonus awards liability, and accordingly, the related compensation expense, we must develop estimates of our future annual performance and incorporate these estimates into the formula. We base our estimates of future annual performance on our own internally-developed models and projections. These models are developed using a wide range of factors including our knowledge of the company, our expectations for future growth and our assumptions about operating results to be achieved. These estimated future annual earnings may, or may not, be reasonable when compared to our actual operating results. Application of alternative assumptions in determining our estimated future annual earnings could produce significantly different estimates of the shadow equity bonus plan liability and consequently, the related amounts recognized as compensation expense.

Beginning in 2011, we are no longer issuing new shadow equity bonuses awards because this plan was replaced by other long-term incentive plans. We will, however, continue to recognize expenses associated with existing shadow equity awards that have not yet vested.

Share-based compensation—2010 omnibus incentive compensation plan

We grant options to purchase common stock under The Fresh Market, Inc. 2010 Omnibus Incentive Compensation Plan (“Plan”), which was adopted and approved by the Board of Directors during 2010. The Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted share awards, restricted stock units (“RSUs”), performance compensation awards, cash incentive awards, deferred share units and other equity-based and equity-related awards.

In accordance with ASC 718, Compensation–Stock Compensation, we determine the fair value of options using the Black-Scholes option-pricing model which requires the input of certain assumptions, including the expected life of the share-based awards, stock price volatility and interest rates. The awards are based on a four year graded vesting schedule over the requisite service period and we recognize compensation expense on a straight line basis for all share-based awards net of actual forfeitures.

The fair value of RSUs and restricted stock awards is based on the fair market value of our common stock on the date of grant. The RSU awards are based on a four year graded vesting schedule over the requisite service period and we recognize compensation expense on a straight line basis for RSUs net of actual forfeitures. Restricted share awards issued to independent directors vest at the earlier of one year or the next annual meeting of the stockholders pursuant to the applicable award agreement and we recognize compensation expense on a straight line basis for the restricted stock awards net of actual forfeitures.

Share-based compensation—stockholder plan

In 2009 a stockholder of our company granted stock options to certain of our key employees pursuant to separate arrangements between the stockholder and the respective employees. All awards were to fully vest in July 2019 or upon the occurrence of certain events, including an initial public offering. The stock options also were to vest in part in the event that the Berry family otherwise completed a partial sale of our common stock, pro rata in proportion to the percentage of equity sold. We did not have a history of market prices for our common stock. Our board determined the exercise price of the options based upon its estimate of our enterprise value, net of debt, at the time of grant, applying a 40% discount for lack of marketability assuming that the occurrence of other triggering events would take place in 1-2 years. Based on authoritative accounting guidance, we determined that we should account for the stock options granted by the stockholder as if the awards were made pursuant to a formal plan adopted by us.

Because these awards do not meet equity accounting criteria, we recognized a liability at the end of each reporting period for the portion of the fair value of the awards equal to the percentage of the requisite service rendered to date by the employee and a corresponding amount of compensation expense. Because the awards vested upon satisfaction of either a service or performance condition, in accordance with applicable accounting guidance, we recognized compensation expense over the service term based on our estimated enterprise value as a private company because the triggering events at that time were not considered probable. Upon the consummation of our initial public offering, all awards outstanding prior to the initial public offering vested and the entire value of the awards, measured at the initial public offering price less the exercise price, less compensation expense recognized in prior periods, were recognized as compensation expense. We determined the additional share-based compensation expense to be incurred in connection with the initial public offering and the full vesting of the stock options to be $28.4 million based upon the initial public offering price of $22.00 per share.

Recent accounting pronouncements

For a description of a complete list of recent accounting pronouncements, see the notes to our financial statements included elsewhere in this prospectus.

Disclaimer on forward-looking statements

Except for the historical information contained herein, the matters discussed in this analysis are forward-looking statements that involve risks and uncertainties, including but not limited to general business conditions, the timely development and opening of new stores, the integration of acquired stores, the impact of competition and changes in government regulation. For a discussion of these and other risks and uncertainties that may affect our business, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We do not undertake any obligation to update forward-looking statements.

Business

Our company

The Fresh Market is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for our customers. Since opening our first store in 1982, we have offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. We seek to provide an attractive, convenient shopping environment while offering our customers a compelling price-value combination. As of March 18, 2011, we operated 101 stores in 20 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

Our business is characterized by the following key elements:

•

Differentiated food shopping experience.    We provide a differentiated shopping experience that generates customer loyalty and favorable word-of-mouth publicity. We offer fresh, carefully selected, high-quality food products focused on perishable categories. Examples of our offerings include hand-trimmed steaks that are aged for tenderness, fresh seafood delivered up to six times per week, hand-stacked produce that is colorfully displayed and French-style baguettes baked in-store each morning. We also provide a level of customer attention that we believe is superior to conventional grocers. We strive to create a “neighborhood grocer” atmosphere that encourages employee-customer interaction and offer full-service departments staffed with knowledgeable and accommodating employees. We believe our customers associate The Fresh Market with this distinct and superior food shopping experience.

•

Smaller-box format and flexible real estate strategy.    Our stores average approximately 21,000 square feet, compared to the approximately 40,000 to 60,000 square foot stores operated by many conventional supermarkets. Within this relatively smaller size, we focus on higher-margin food categories and strive to deliver a more personal level of service and a more enjoyable shopping experience. Further, our smaller-box format is adaptable to different retail sites and configurations and has facilitated our successful growth. We expect this format will enable us to continue to extend our geographic presence without compromising our profitability or shopping experience.

•

Disciplined, comprehensive approach to planning and merchandising.    We apply a systematic approach to planning and merchandising to support our stores. This comprehensive support includes employee training and scheduling, store design and layout, merchandising programs, product sourcing, and numerous inventory management systems, primarily focused on perishables. We believe our disciplined, comprehensive approach allows us to quickly integrate newly-hired employees, deliver predictable financial performance and expand our store base while delivering a consistent shopping experience.

We believe our high-quality perishable food offerings and smaller, customer-friendly store environment are the key drivers of our differentiated, profitable business model. We strive to offer an extraordinary shopping experience based on quality, consistency, fairness and integrity for our customers and employees.

History

The Fresh Market was founded by Ray and Beverly Berry and opened its first store in Greensboro, North Carolina in 1982. In the late 1980s and early 1990s, the company expanded its presence outside of North Carolina, entering Tennessee, Georgia and South Carolina. In 1996, the company entered Florida, where we currently have 24 stores, making Florida our largest market. In 2005, we entered the Midwest, opening stores in Ohio, Indiana and Illinois. In 2009, we entered the Northeast, opening a store in Connecticut, with subsequent store openings in Massachusetts and New York in 2010.

Throughout The Fresh Market’s history, our company has been characterized by a culture of continuous growth and an innovative approach to perishable product offerings. As the company has grown, we have implemented numerous organizational, technological and process improvements that have standardized our systems and processes and contributed to our ability to scale our operations. At the same time we have fostered a spirit of innovation that encourages our management to continually challenge and enhance our product offerings and services.

Competitive strengths

We attribute our success in large part to the following competitive strengths:

Outstanding food quality, store environment and customer service.     We are dedicated to delivering a superior shopping experience that exceeds our customers’ expectations by offering fresh, premium products and providing a high level of customer service. Our high-quality food offerings are the result of our careful selection of distinct products based on a range of attributes such as taste, color, size, grade, marbling, growing conditions, origins and freshness. Additionally, our stores are designed to delight our customers’ senses with an aesthetically pleasing environment. Elements of this environment include colorful product presentations, ceramic tiled floors, darkened ceilings, incandescent lighting, classical music and various aromas including flowers, coffee and freshly baked goods. Additionally, we strive to engender employee pride and enthusiasm, reflecting our belief that a motivated, knowledgeable staff and a service-oriented, engaging shopping experience foster a strong relationship with our customers, generate favorable word-of-mouth publicity and drive sales.

Business well positioned for changing industry trends.    We believe that our company is well positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry. These trends include:

•	a growing emphasis on the customer shopping experience;

•	an increasing consumer focus on healthy eating choices and fresh, quality offerings, including regionally and locally sourced products;

•	an improving perception of private-label product quality; and

•	an increasing number of older people, a demographic that is expected to account for a disproportionately higher share of food-at-home spending by households.

We believe that our differentiated food shopping experience, product offerings and smaller-box format complement these industry dynamics and will enable us to continue growing successfully and profitably.

Highly-profitable smaller-box format.    Since our founding, we have exclusively operated a smaller-box format, which has proven to be highly profitable. Our stores average approximately 21,000 square feet and carry an edited assortment of approximately 9,000 to 10,000 SKUs at any one time, while many conventional supermarkets are approximately 40,000 to 60,000 square feet and carry an average of 45,000 SKUs. Within this smaller-box format, we focus on higher-margin food categories. Further, we believe our format facilitates interaction among our store managers, customers and staff, enhancing the customers’ shopping experience. Our disciplined, exclusive focus on this format leads to consistent execution across our store base, which we believe allows us to generate higher operating margins than conventional supermarkets. Additionally, the smaller-box format is adaptable to different retail sites and configurations. We expect this format will enable us to continue to extend our geographic presence without compromising our profitability or shopping experience.

Scalable operations and replicable store model.    We believe that our infrastructure, including our management systems and distribution network, enables us to replicate our profitable store format and differentiated shopping experience. We expect this infrastructure to be capable of supporting significant expansion. We believe our standardized systems and processes, which rely on refined tools for procurement, inventory management, store operations and employee hiring, training and scheduling, are scalable to meet our expansion goals. We outsource substantially all of our logistics functions to third-party distributors and vendors whom we expect to have sufficient capacity to accommodate our anticipated growth. Additionally, each of our stores utilizes standard product display fixtures with flexible arrangement and design options that enable us to successfully replicate our customers’ shopping experience in stores of various sizes and dimensions. Our store management mobility tracking system allows us to efficiently deploy staff across our stores and place experienced managers in each of our new stores, helping provide a consistent shopping experience at each of our stores.

Experienced management team with proven track record.    Our executive management team has extensive experience across a broad range of industries and employs an analytical, data-driven approach to decision-making that is designed to encourage innovation and stimulate continuous improvement throughout the organization. Our executive management team has an average of ten years of experience in the retail industry and an average of six years with our company, and is complemented by merchandising and operations management with an average of twenty-nine years of food retail experience and an average of eleven years with our company.

While we have set forth our competitive strengths above, food retail is a large and competitive industry and our business involves numerous risks and uncertainties. These risks include the possibility that our competitors may be more successful than us in terms of attracting customers. Some of these competitors have been in business longer or may have greater financial resources than us, which may give them a competitive advantage in sourcing, promoting and selling products. In addition, achieving our store growth and margin improvement objectives will be subject to a number of important challenges. For a more complete description of these challenges and the other risks associated with an investment in our common stock, see “Risk Factors”.

Growth strategy

Expand our store base.    We intend to continue to expand our store base and penetrate new markets. We view expansion as a core competency and have more than tripled our store count since 2000. Our disciplined approach to expansion relies upon a structured and rigorous process for market analysis and real estate selection that we believe maximizes the prospects for successful new store openings. We opened eight new stores in 2010. Based upon our operating experience and research conducted for us by The Buxton Company, a customer analytics research firm, we believe that the U.S. market can support at least 500 The Fresh Market stores operating under our current format. Our historical growth is summarized below:

	Year ended December 31				One month period ended January 30
	2007	2008	2009	2010	2011

Stores at beginning of fiscal year	63	77	86	92	100
Stores opened	15	9	7	8	—
Store closures	(1)	—	(1)	—	—

Stores at end of fiscal year	77	86	92	100	100

Relocations and remodels	3	4	2	1	—

Total gross square footage	1,584,000	1,811,000	1,955,000	2,129,000	2,129,000
Year-over-year change	25%	14%	8%	9%	—

Our new store operating model, which is based on our historical performance, assumes a target store size of approximately 17,000 to 22,000 gross square feet and assumes we achieve first year sales of $8.0 million to $10.0 million. Our target net investment to open a new store varies based on the approach we take to developing the applicable new store site. For example, we may enter into a “build-to-suit” lease, in which the owner develops a store site to our specifications prior to us occupying the premises. For build-to-suit stores, depending on site characteristics and other factors, our target net investment is approximately $3.0 million to $4.0 million per store, including build-out costs and initial inventory, net of payables. Alternatively, we may enter into a lease “as-is” for existing structures, in which we take the premises in its current state and develop. For opening stores in “as-is” existing structures, depending on the age of the building, our target net investment is approximately $3.5 to $4.5 million per store. Occasionally, we enter into a lease for or acquire land and then build the entire structure. In this case, depending on the site work and scope of the project, the net investment excluding the cost of land is typically $5.5 million to $6.5 million.

Our operating model targets a cash flow contribution of greater than 10% of sales in the first year of operations, increasing to the low- to mid- teens by the fifth year of operation. In addition, our investment criteria and internal rate of return thresholds remain consistent across store site types. We target a payback period of less than four years.

Drive comparable store sales.    We aim to increase our comparable store sales by generating growth in the number and average size of customer transactions at our existing stores. The key elements of our strategy to increase the number of customer transactions at our existing stores include:

•	continuing to offer a differentiated food shopping experience that leads to favorable word-of-mouth publicity;

•	continuing to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our stores; and

•	generating customer loyalty through expansion of products offered under our private-label brands.

The key elements of our strategy to increase the amount our customers spend when they visit our stores include:

•	continuing to introduce new and creative products, including products offered under our private label brands, to accommodate our customers’ evolving preferences;

•	expanding our selection of local and regional products;

•	utilizing in-store cross-marketing; and

•	enhancing our product offering displays.

We believe that our commitment to providing differentiated and creative product offerings in response to customer needs and preferences and our focus on customer service will continue to build customer loyalty and favorable word-of-mouth publicity and lead to increased customer transactions at our stores and growth in the amount our customers spend when they visit our stores.

Increase our highly-attractive operating margins.    We intend to continue to increase our highly attractive operating margins through scale efficiencies, improved systems, continued cost discipline and enhancements to our merchandise offerings. Our anticipated store growth will permit us to benefit from economies of scale in sourcing products and will allow us to leverage our existing infrastructure, corporate overhead and fixed costs to reduce labor and supply chain management costs as a percentage of sales. In addition to our continued expansion, as we refine and improve our various ordering, tracking and product allocation systems, we expect to benefit from additional margin improvement opportunities by increasing sales and reducing inventory shrinkage. We also believe that we can make profitable enhancements to our merchandise offerings by, for example, increasing our selection of local and regional products. Finally, over time, we believe we will have the opportunity to pursue new pricing and promotional strategies that will improve our margins.

Industry overview and trends

The U.S. food retail industry encompasses store formats ranging from small grocery shops and convenience stores to large supermarkets. According to Nielsen TDLinx and 2010 Progressive Grocer Market Research, the U.S. food retail industry had approximately $1 trillion of sales in 2009. The supermarket format represents the largest segment of the food retail industry, with sales totaling approximately $557 billion, or 55% of U.S. food retail industry sales, according to

Nielsen TDLinx and 2010 Progressive Grocer Market Research. This format, of which we are a part, includes conventional, warehouse, supercenter, limited assortment, military commissaries and natural/gourmet foods. We do not believe, however, that we neatly fit into any of these categories. With an average store size of approximately 21,000 square feet, a focus on perishables and only 9,000 to 10,000 SKUs in stock at any one time, we believe we are best defined as a specialty food retailer.

Key trends that will continue to shape our market include:

•

Increasing focus on the customer shopping experience:    Supermarkets are enhancing or attempting to enhance the consumer’s shopping experience in stores even as price competition is increasing. Many conventional supermarkets have reduced new store expansion to direct capital expenditure budgets toward remodeling existing stores. In addition, supermarkets are striving to be more innovative and responsive to consumer preferences with their consumer interactions and product offerings. According to the Food Marketing Institute, 96% of grocery stores now offer prepared foods, 86% have floral departments, 84% carry ethnic foods and 83% carry natural and organic foods.

•

Emphasis on healthy, fresh and quality offerings:    Supermarkets are increasingly providing and marketing fresh food items consistent with ongoing health trends and greater consumer awareness of the negative aspects of processed foods. Many conventional supermarkets are attempting to complement center aisle grocery formats with fresh formats that emphasize high-quality perishables and prepared foods. The increased popularity of farmers’ markets over the past few years is also indicative of a consumer preference for fresh food items. Additionally, the growing consumer demand for fresh, quality offerings has improved the infrastructure for, and increased the supply of, these items, resulting in improved sourcing, distribution and pricing.

•

Localization:    An increasing number of consumers believe that locally-grown products are fresher and taste better. Consumers often purchase locally-grown food because they prefer to support local growers. In addition, these consumers may believe that locally-grown food results in a reduced environmental impact.

•

Rise of private label:    Supermarkets are increasingly developing and promoting private-label brands to distinguish themselves from their competitors and promote customer loyalty. These private-label brands can also offer benefits to retailers through increased margins and, in certain instances, to customers through lower prices compared to branded products. Another key contributor to private label growth has been the improved product quality image and exclusivity of certain brands, which can further help to differentiate supermarkets from each other.

•

Aging customer demographic:    According to the U.S. Census Bureau, by 2030, one in five U.S. residents will be 65 or older, driven by an aging Baby Boomer population (which, according to Nielsen, has the largest overall annual grocery spend per household and also tends to make a greater number of shopping trips per household than younger age groups). In addition, according to a McKinsey & Company study, in 2015, those 50-years and older will account for a disproportionately higher share of food at home spending by households.

Products and stores

We offer fresh, carefully-selected, high-quality food products focused on perishable categories in a store format that has been successful in diverse geographic and demographic markets.

Products

We have a significant focus on perishable product categories, which include meat, seafood, produce, deli, bakery, floral, sushi and prepared foods. Our non-perishable product categories consist of traditional grocery and dairy products as well as specialty foods, including bulk, coffee and candy, and beer and wine. We emphasize fresh items that are distinct and of premium quality as compared to our conventional competitors. The following is a breakdown of our perishable and non-perishable sales mix:

	Year ended			One month ended
	2008	2009	2010	January 30, 2011

Perishable	67.1%	66.8%	66.5%	65.9%
Non-perishable	32.9%	33.2%	33.5%	34.1%

Our in-house merchants actively seek high-quality products from a wide range of sources. Our product selection includes:

•

Meat.    Our meat department offers our customers a unique Old World butcher shop experience set apart by its flexibility, quality and service. Our professional meat cutters are available during all hours of operation to answer customers’ questions, offer cooking tips and provide custom cuts of meat. Our offerings include steaks that are expertly trimmed and aged for 14 to 21 days to provide restaurant-quality taste and tenderness, fresh turkeys year-round and ground beef that is ground daily in-store from steak trimmings and whole roasts.

•

Seafood.    We offer our customers a distinctive selection of fresh seafood and choose our suppliers based on the quality of their offerings. Our stores receive deliveries of fresh seafood up to six times a week, demonstrating our dedication to freshness. One of the distinguishing characteristics of the department is the prepared or “value-added” seafood selections, such as our popular bourbon-marinated salmon and lobster-stuffed tilapia.

•

Produce.    We offer our customers a “farmers’ market” experience focused on freshness, variety and abundant displays. For example, our mushroom selection alone consists of around 15 varieties, including French horn, hen-of-the-woods and porcini. We also pride ourselves on offering our customers the “best eating” varieties year-round, and offer a mix of conventional, certified organic and local produce throughout the year depending on quality and availability. An example of our “best eating” varieties is our Sweet Tango apple that may not be available in conventional supermarkets.

•

Grocery and dairy.    We carefully select our grocery and dairy products to provide hard-to-find and premium-quality offerings to our customers, such as truffle oil and Devonshire cream. We have a growing line of our distinctive private-label dairy and non-perishable grocery products that address the wants and needs of our food-savvy shoppers and we employ these products as a vehicle for building and supporting our brand. These include our private-label omega-3 eggs and our private-label dairy products, which comprise a significant share of the dairy products we sell.

•

Prepared foods.    We have a growing prepared foods department with a broad selection of quality products. Our prepared foods operations are focused on simplicity of execution, often relying on standardized recipes and instructions provided to the stores to maintain consistency in quality and food safety across the stores while maintaining a homemade, fresh look and great taste. Our prepared foods include entrees such as turkey meatloaf and stuffed shells, rotisserie selections such as whole chickens and baby back ribs and freshly made sandwiches and sides.

•

Deli.    Our European-style delicatessen features a broad assortment of high-quality deli meats and typically offers more than 200 varieties of imported and domestic cheeses. Our cheese selection includes Parmesan Reggiano, fresh mozzarella, manchego, gruyere and imported brie. Our deli meats are sliced to customer specifications and most cheese is cut, wrapped and weighed in-store.

•

Bakery.    We utilize a combination of on-site and third-party bakeries to produce our baked goods. The presence of daily on-site baking enhances the customer’s shopping experience and reinforces the freshness and value provided in each store. The open layout of our on-site bakery contributes to our aesthetically-pleasing store environment by, for example, allowing our customers to see and smell warm cookies as they come out of the oven and watch birthday cakes being decorated.

•

Bulk, coffee and candy.    A number of products are offered in bulk format including nuts, dried fruits, snack mixes, coffee and candy. We take pride in the quality and selection we provide, including nut varieties that we believe are larger than those offered by many conventional supermarkets. In addition, we carry only 100% Arabica coffee beans. The substantial number of options and presentation utilizing wooden stands, crates and barrels in these departments helps reinforce the open-air Old World market feeling.

•

Beer and wine.    We believe that wine enhances our customers’ food experience. We offer a carefully selected assortment of highly-ranked wines at affordable prices, everyday wines and wine from local vintners. We also offer beers from local, domestic and foreign brewers.

•

Floral and gifts.    Lively, elegant floral displays greet our customers when they enter the store. In order to offer our customers attractive seasonal flowers at peak blooming, we regularly vary the selection of our floral offerings, which include our top-selling roses, orchids and tulips. Our gift selection includes candles, cookbooks, kitchen items and seasonal and holiday gift baskets.

We believe our ability to identify, source, merchandise and market differentiated products is critical to our success. We carefully select new products based on a variety of attributes including taste, color, size, grade, marbling, growing conditions, origins and freshness. Our centralized merchandising team rigorously rotates, updates and re-evaluates our existing merchandise offerings and regularly tests new products in our stores to excite our customers and to better understand customer preferences. Although our typical store carries approximately 9,000 to 10,000 SKUs at any one time, our stores carry approximately 17,000 to 20,000 SKUs over the course of a year. This allows us to maintain a consistent flow of new products in our stores and keep our product assortment fresh and relevant.

Pricing strategy

By maintaining our commitment to providing premium products at reasonable prices, we believe we are able to communicate to our customers a sense of value and foster a relationship of trust, which in turn generates customer loyalty. We attract customers to our stores based on the quality of our products and a differentiated shopping experience, in contrast to many conventional food retailers who frequently use non-discretionary products or promotional pricing to drive sales.

Our pricing decisions are driven by the limited direct overlap between our product offerings and the products offered by most conventional supermarkets. Where our products are directly comparable to those offered by our competitors, such as grocery and dairy staples, beer and wine, we aim to price them competitively, and where our products are recognizably distinct from those offered by our competitors, such as our produce, meat and seafood, we aim to price them at a premium that is commensurate with the product’s higher quality. For example, our Fuji apples, because of their size, color and lack of bruising, are priced at a premium to those carried at many conventional supermarkets. In addition, our ground beef, because it is ground fresh in our stores everyday, is priced at a premium to that which is carried by many conventional supermarkets, which may purchase their ground beef frozen and in bulk.

Stores

Our stores are organized around distinct departments with engaging merchandise displays that reinforce our emphasis on freshness and service. In addition, our stores are decorated and designed to evoke a “neighborhood grocer” feel, and in some cases are customized to local and regional tastes. The careful design of our stores creates a warm, inviting atmosphere that evokes a simple elegance, with colorful product presentations, ceramic tiled floors, darkened ceilings, incandescent lighting and classical music. The aroma of flowers, coffee and freshly baked goods permeates the stores and other amenities, such as free coffee daily and cut-to-order meats, enhance the shopping experience for our customers. The Fresh Market store atmosphere is meant to encourage the customer to slow down, interact with employees and have an enjoyable shopping experience.

Each of our stores uses standardized product display fixtures with flexible arrangement and design options that enable us to accommodate each store’s distinct customer base and location. Each of our discrete departments, such as deli, bakery, seafood and meat, has several well-developed merchandising and display alternatives to optimize the available space. We position our full-service departments adjacent to each other to provide a “market feel” and foster interaction between employees and customers. As a result, although departments are systematically arranged, they appear customized to local tastes. This further reinforces our ability to successfully replicate our customers’ shopping experience and retain the charm of a “neighborhood grocer.”

We employ a detailed, analytical process to identify new store locations. We target locations based on demographic characteristics, including income and education levels, drive times and population density, as well as other key characteristics including convenience for customers, visibility, access, signage and parking availability. We generally visit a potential location multiple times to perform on-site diligence and interview potential customers. We supplement our in-house efforts by leveraging the expertise of our extensive regional broker network. Our real estate committee, which includes members of senior management, approves all new stores.

Store staffing and operations

Our typical store is staffed with approximately 70-80 full- and part-time employees including a store manager, two to three assistant store managers and five department heads. The store management team is responsible for all aspects of store execution including managing inventory and cash, maintaining a clean and engaging store environment, and hiring, training and supervising our store employees. Importantly, we encourage our employees, especially our store managers, to engage regularly with our customers. To facilitate staff customer interaction, our store managers are typically positioned on our selling floor, near our service counters.

In addition, we employ a dedicated new store opening team, including a new store operations manager, which is exclusively focused on the new store opening process. We believe this allows us to seamlessly open new stores while our field management team can focus on continuing to improve the performance of our existing stores.

Our stores are generally open seven days a week from 9:00 am to 9:00 pm Monday through Saturday, and 10:00 am to 8:00 pm on Sunday.

Training and development

We believe that our success and our growth are dependent upon hiring, training, retaining, developing, and promoting qualified and enthusiastic employees who share our passion for delivering an extraordinary food shopping experience. Nearly all of our store managers and district managers are promoted from within, and we actively track and reward mobility to ensure a sufficient pipeline of store managers and assistant store managers.

We provide our store management a number of analytical tools and training programs designed specifically to support the demands of operating a small-box, perishables-focused format. These tools include order review systems, production tools and labor scheduling programs, all of which ensure that we maintain high in-stock levels, minimize shrink and match staffing levels to sales volume and mix. In addition, we provide hands-on training and educational programs to our store employees and assistant managers.

We believe this comprehensive support allows our store management and employees to optimize the operating performance of our stores while fostering a “neighborhood grocer” feel for our customers.

Performance-based compensation

We employ a performance-based compensation program for all levels of our management. We regularly communicate individual store performance and company performance to our employees to encourage store management to improve the financial performance of our store base.

Sourcing and distribution

We source our products from approximately 1,000 vendors and suppliers and, unlike most conventional supermarkets, separately utilize third-party logistics providers for distribution. Our in-house merchants source only those products that meet our high specifications for quality, and we maintain strict control over the products that are sold in our stores.

Our distribution strategy is to capitalize on the capabilities of best-in-class third-party logistics providers and, as such, we do not own warehouses, distribution facilities or transportation equipment. We outsource substantially all of our logistics functions to third-party distributors and vendors.

We believe that our sourcing model and distribution strategy enable us to:

•	focus on our core competency of in-store food retail rather than logistics;

•	grow our geographic footprint and operate profitably in new markets without a need for critical mass in any one market;

•	benefit from best-in-class logistics solutions and related, rapidly evolving technologies; and

•	capture scale efficiencies and increase negotiating power with both our suppliers and our distributors.

With each of our sourcing and logistics contracts we seek to increase our efficiency, generate higher margins and achieve better returns. As a result, we are willing to switch logistics providers from time to time when appropriate.

Since 2007, Burris Logistics has been our primary logistics provider, and has managed inventory replenishment, warehouse operations and transportation for all of our stores. Burris Logistics warehoused and distributed products that accounted for approximately 56% of the merchandise we purchased during 2010. We expect that Burris Logistics will have sufficient capacity to accommodate our anticipated growth through the medium term and that we have various alternatives, including Burris Logistics, available to us for long-term growth. Our current five-year contract with this provider expires during 2012, unless we and the provider agree to renew the agreement on mutually agreeable terms.

We also have certain grocery, candy, bulk and spice vendors that distribute across all our stores, as well as individual, store-managed relationships with bread and bakery vendors.

Marketing and advertising

We believe that the distinct and superior food shopping experience we offer our customers, and our customers’ association of that shopping experience with The Fresh Market, are major drivers of our comparable store sales and enable us to spend less on advertising than our conventional competitors. We rely primarily on favorable word-of-mouth publicity to drive sales growth rather than traditional marketing activities, such as weekly newspaper circulars that are focused on price promotions. In 2010, our marketing expense was 0.2% of annual revenues, which we believe is significantly lower than that of most of our competitors. Our stores spend most of their marketing budgets on in-store merchandising-related activities, including promotional signage and events such as taste fairs, classes, tours, cooking demonstrations and product samplings. We use in-store signage to highlight new products and any differentiated aspects of our products. We also distribute a weekly electronic newsletter named “Fresh Ideas” to share new products, seasonal produce, recipes and weekly specials with our customers.

Competition

Food retail is a large and competitive industry. Our competition varies and includes national conventional supermarkets such as Kroger and Safeway, regional supermarkets such as Harris Teeter and Publix, national superstores such as Wal-Mart and Target, alternative food retailers such as Whole Foods and Trader Joe’s, and local supermarkets, natural foods stores, smaller specialty stores and farmers’ markets. Each of these stores competes with us on the basis of product selection, quality, customer service, price or a combination of these factors. We believe our commitment to high-quality perishable offerings at competitive prices and our focus on customer service differentiate us in this marketplace.

Intellectual property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered The Fresh Market, Experience the Food and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores. In addition to our trademarks, we believe that our trade dress, which includes the design, arrangement, color scheme and other physical characteristics of our stores and product displays, is a large part of the “neighborhood grocer” atmosphere we create in our stores and enables customers to distinguish our stores and products from those of our competitors.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

As part of our ongoing efforts to protect our intellectual property rights, on February 2, 2010, we filed a Notice of Opposition with the United States Patent and Trademark Office, Trademark Trial and Appeal Board (the “TTAB”) in response to an application filed by Associated Food Stores, Inc. (“Associated”), which operates supermarkets under the name “A Fresh Market” in Utah, to register the trademark “A Fresh Market”. Associated subsequently filed an answer and counterclaim on March 15, 2010, in which it, among other things, sought to cancel our registrations for the trademarks The Fresh Market and The Fresh Market Name and Design, alleging that we cannot prevent other entities from registering confusingly similar marks to ours, because our marks are generic names for the goods and services for which they are registered. On March 18, 2011, the TTAB granted a Motion on Consent to Withdraw and Dismiss, which dismissed all proceedings before the TTAB. In the Motion the parties consented and stipulated to (1) Associated’s withdrawal with prejudice of its application to register the trademark “A Fresh Market” and (2) Associated’s withdrawal without prejudice of its counterclaim to cancel our registrations based on its allegations that the registered The Fresh Market and The Fresh Market Name and Design trademarks are generic names for the goods and services described in our registrations. Despite the conclusion of these proceedings with Associated, there may be future disputes with Associated or others regarding our trademark rights.

In the ordinary course of our business, we evaluate the branding of our stores and products and how they are perceived by our customers. As part of this evaluation, we regularly develop new marks and explore using existing marks in new ways. Whether or not our The Fresh Market trademark rights are challenged in the future, we may decide (1) to continue to use The Fresh Market name and related design, (2) to use our other existing trademarks on a wider or different basis or (3) to develop new trademarks, which could also incorporate The Fresh Market name. If we undertake such an effort, we cannot assure you that it would be successful in strengthening our brand or improving our brand recognition or image to our customers, and any such initiative runs the risk of harming our brand recognition or image and, in turn, our business. We believe, however that the strength of our business is driven by the distinct and superior food shopping experience we offer our customers, and therefore we believe that we will be able to expand our business and pursue our growth strategy even if The Fresh Market trademark and related design mark are impaired.

Regulatory

Our stores are subject to various local, state, federal and international laws, regulations and administrative practices affecting our business. We must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, licensing for the sale of food and, in many stores, licensing for beer and wine or other alcoholic beverages. The manufacturing, processing, formulating, packaging, labeling and advertising of products are subject to regulation by various federal agencies including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture, the Consumer Product Safety Commission and the Environmental Protection Agency.

Insurance

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, director and officers’ liability, employee healthcare benefits, and other casualty and property risks. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency or insurance carriers, and changes in discount rates could all affect ultimate settlements of claims. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Properties

Our corporate headquarters are located in Greensboro, North Carolina and, as of January 30, 2011 we operated 100 stores in 20 states. In 2009 we increased our store base by six stores and in 2010 we increased our store base by eight stores. The following store list shows the number of stores operated in each state as of January 30, 2011:

State	Total number of stores	State	Total number of stores

Alabama	4	Mississippi	1
Arkansas	1	New York	1
Connecticut	1	North Carolina	15
Florida	24	Ohio	5
Georgia	10	Pennsylvania	3
Illinois	6	South Carolina	4
Indiana	3	Tennessee	6
Kentucky	3	Virginia	6
Louisiana	3	Wisconsin	1
Maryland	2
Massachusetts	1	Total	100

We currently lease all of the properties for our 100 stores as well as our corporate headquarters; however, we purchased land in the latter part of 2010 for a store we expect to open in 2011. Our typical lease has a primary term of ten or fifteen years, with multiple options to renew that extend the term of our control. We do not believe that any individual store property is material to our financial condition or results of operation. Of the leases for our stores, one expires in 2011, one expires in 2012 and the balance expire at varying terms thereafter. We control options to renew and extend the terms of each of the active-store leases scheduled to expire in 2011 and 2012. As of January 30, 2011, we have executed twelve leases, one of which is a ground lease, for planned new store openings through 2011 and beyond.

In addition to new store openings, we occasionally remodel and relocate existing stores to improve operating performance. Despite the relative youth of our store base, we continuously consider whether any of our stores needs to be remodeled or relocated. We generally relocate stores to improve site characteristics or if customer demographics in the area have changed. We plan to relocate two stores and remodel two stores in 2011.

Employees

As of January 30, 2011, we employed approximately 7,300 people, consisting of approximately 4,600 full-time employees and approximately 2,700 part-time employees, none of whom are subject to a collective bargaining agreement. We believe our employee relations are satisfactory.

Seasonality

The food retail industry and our sales are affected by seasonality. Our average weekly sales fluctuate during the year and are usually highest in the fourth quarter when customers make holiday purchases.

Legal proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, intellectual property disputes, contractual disputes, premises claims and employment, environmental, health, and safety matters. Although we cannot predict with certainty the ultimate resolution of any lawsuits, investigations and claims asserted against us, we do not believe any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations.

Management

Executive officers and directors

Set forth below is information concerning our current executive officers and directors as of March 18, 2011. The business address of all of our executive officers and directors is 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408.

Name	Age	Position(s)

Ray Berry	70	Chairman of the Board
Brett Berry	43	Vice Chairman of the Board
Michael Barry	40	Vice Chairman of the Board
David Rea	50	Director
Jeffrey Naylor	52	Director
Craig Carlock	44	President and Chief Executive Officer
Lisa Klinger	44	Executive Vice President and Chief Financial Officer
Randy Kelley	40	Senior Vice President—Real Estate and Development
Sean Crane	43	Senior Vice President—Store Operations
Marc Jones	39	Senior Vice President—Merchandising and Marketing
Scott Duggan	45	Senior Vice President—General Counsel

Backgrounds of current executive officers and directors

Set forth below is information concerning our current executive officers and directors identified above.

Ray Berry    is the founder of The Fresh Market, has served as Chairman of our Board of Directors since he started the company in 1981 and served as our President and Chief Executive Officer from 1981 until 2007. Prior to starting the company, Mr. Ray Berry held positions at numerous grocery and retail companies, including Vice President of Stores at The Southland Corporation (former parent of 7-Eleven) where he was responsible for the operations of nearly 4,000 7-Eleven stores. Mr. Ray Berry received a B.A. in Psychology from San Diego State University and also completed the Stanford Executive Program at the Stanford Graduate School of Business. Mr. Ray Berry is the father of Mr. Brett Berry and the father-in-law of Mr. Michael Barry, both of whom are also members of our board of directors.

We believe Mr. Ray Berry’s qualifications to serve on our board of directors include his knowledge of our company and the food retail industry and his years of leadership at our company.

Brett Berry    has served as Vice Chairman of our Board of Directors since March 2009 and has been a director since December 1985. Mr. Brett Berry served as our President and Chief Executive Officer from January 2007 until January 2009. He joined the company as an employee in 1998 and has held various positions in the marketing and operations departments, including Chief Operating Officer, Executive Vice President of Operations and Vice President of Marketing. Prior to joining the company, Mr. Brett Berry was a consultant with Mercer Management Consulting

(now Oliver Wyman Group). Mr. Brett Berry received a Masters in Business Administration from the Wharton School of Business, a Juris Doctor from the University of North Carolina School of Law, and an A.B. in English from Davidson College. Mr. Brett Berry is the son of Mr. Ray Berry and the brother-in-law of Mr. Michael Barry, both of whom are also members of our board of directors.

We believe Mr. Brett Berry’s qualifications to serve on our board of directors include his knowledge of our company and the food retail industry and his extensive management experience at our company.

Michael Barry has served as Vice Chairman of our Board of Directors since March 2009 and has been a director since June 2001. Mr. Barry served as our Executive Vice President and Chief Financial Officer from January 2003 until March 2009. He joined the company as an employee in 2002 and has held various positions in the marketing department. Mr. Barry is currently a manager at Barrier Island Capital Advisors, Inc., an investment fund. Mr. Barry previously worked as an equity research analyst with Frontier Capital Management. Mr. Barry received a Masters in Business Administration from Harvard Business School and a B.A. in Mathematics from Duke University. Mr. Barry is the son-in-law of Mr. Ray Berry and the brother-in-law of Mr. Brett Berry, both of whom are also members of our board of directors.

We believe Mr. Barry’s qualifications to serve on our board of directors include his prior management experience at our company and his expertise in capital markets and investment management.

David Rea has served as a member of our board of directors since our initial public offering in November 2010. From January 2007 to March 2008, Mr. Rea served as Senior Vice President and Chief Financial Officer of Sally Beauty Holdings, Inc. From 2000 to 2006, Mr. Rea worked at La Quinta Corporation and La Quinta Properties, Inc., owners/operators of limited-service hotels, serving as President and Chief Operating Officer from February 2005 to January 2006 and Executive Vice President and Chief Financial Officer from June 2000 to February 2005. Prior to joining La Quinta, Mr. Rea held various finance related positions, including positions at T. Rowe Price Associates. Mr. Rea received a Masters in Business Administration from the Amos Tuck School of Business Administration, Dartmouth College and a B.A. from Colgate University.

We believe Mr. Rea’s qualifications to serve on our board of directors include his executive management experience, his financial expertise and his extensive experience in real estate related businesses.

Jeffrey Naylor has served as a member of our board of directors since our initial public offering in November 2010. Since February 2009, Mr. Naylor has served as Chief Financial and Administrative Officer of The TJX Companies, Inc. Mr. Naylor has worked at The TJX Companies, Inc. since 2004, serving as Chief Administrative and Business Development Officer from June 2007 to February 2009, Chief Financial and Administrative Officer from September 2006 to June 2007, and Chief Financial Officer from February 2004 to September 2006. Mr. Naylor received a Masters in Management from the J.L. Kellogg Graduate School of Management, Northwestern University and a B.A. in Economics and Political Science from Northwestern University.

We believe Mr. Naylor’s qualifications to serve on our board of directors include his executive management experience, his financial and accounting expertise and his extensive experience in the retail industry.

Craig Carlock has served as our President and Chief Executive Officer since January 2009. Mr. Carlock served as our Senior Vice President and Chief Operating Officer from January 2007 until January 2009. He joined the company in 1999 and previously served as Director of Marketing, Vice President of Marketing and Senior Vice President of Operations. Before joining the company, Mr. Carlock worked at Procter & Gamble in various finance positions for six years. Mr. Carlock received a Masters in Business Administration from the University of Virginia’s Darden School and a B.A. in Economics from Davidson College.

Lisa Klinger has served as our Executive Vice President and Chief Financial Officer since March 2009. Prior to joining the company, Ms. Klinger served as interim Chief Financial Officer during 2008 and Senior Vice President—Finance and Treasurer from May 2005 to March 2009 of Michael’s Stores and Assistant Treasurer at Limited Brands from August 2000 to May 2005. She received a B.S. from Bowling Green State University.

Randy Kelley has served as our Senior Vice President—Real Estate and Development since May 2008. Mr. Kelley served as our Vice President—Real Estate from February 2006 until May 2008. He joined the company in 2004 and previously served as a Real Estate Manager and Director of Real Estate. Prior to joining the company, Mr. Kelley worked with ePLUS Technologies and held various positions at First Union National Bank. He received a Masters in Business Administration from the University of North Carolina at Chapel Hill and a B.A. from the University of North Carolina at Charlotte.

Sean Crane has served as our Senior Vice President—Store Operations since 2006. Mr. Crane served as our Senior Vice President—Real Estate and Development from 2005 until 2006. He joined the company in 2001 and previously served as Controller, Director of Real Estate, Vice President—Real Estate and Vice President—Real Estate and Development. Prior to joining the company, Mr. Crane held various management positions in accounting and finance with Grand Union, Neiman Marcus and Office Depot. Mr. Crane is a Certified Public Accountant and received a Masters in Business Administration from the University of North Carolina at Chapel Hill and a B.B.A. in accounting from Florida Atlantic University.

Marc Jones has served as our Senior Vice President—Marketing and Merchandising since December 2009. Mr. Jones served as our Vice President—Marketing and Merchandising from February to December 2009. He joined the company in 2006 and previously served as Director of Merchandising (Non-Perishables) and Vice President—Marketing (Non-Perishables). Prior to joining the company, Mr. Jones was a Vice President at Daymon Worldwide. He received a Masters in Business Administration from Harvard Business School and two B.A.s from Queens University.

Scott Duggan has served as our Senior Vice President—General Counsel since September 2010. Prior to joining the company Mr. Duggan was a Partner at Goodwin Procter LLP. He received a J.D. from Boston University School of Law and a B.S. from The University of Maine.

Board of directors

Board composition

Our business and affairs are managed under the direction of our board of directors. Our bylaws provide that our board of directors consist of a number of directors to be fixed from time to time by a resolution of the board. Our board of directors currently has five members, of which two are independent. Our board of directors has determined that Messrs. Rea and Naylor are independent as defined under the corporate governance rules of The NASDAQ Stock Market.

Our certificate of incorporation and bylaws provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I director is Michael Barry and his term will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors are Brett Berry and David Rea and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors are Ray Berry and Jeffrey Naylor and their terms will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Controlled company

Upon the consummation of this offering, we will no longer be able to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. Accordingly, we will be required to have a majority of “independent directors” on our board of directors and a compensation committee and a nominating and corporate governance committee composed entirely of “independent directors” as defined under the rules of The NASDAQ Stock Market, within one year from the consummation of this offering. The “controlled company” exception does not modify the independence requirements for the audit committee, and therefore we intend to continue our compliance with the requirements of The Sarbanes-Oxley Act (“Sarbanes-Oxley”) and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, each of whom will be independent by November 5, 2011.

Committees of the board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member has been appointed by the board of directors and will serve until his or her successor is elected and qualified, or until he or she is earlier removed or resigns.

Audit committee

Our audit committee consists of a majority of directors who are not otherwise affiliated with either us or the Berry family. The committee has the responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policies;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•

reviewing the performance of the independent accountants and making decisions regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

Michael Barry, David Rea and Jeffrey Naylor serve on the audit committee, with Mr. Naylor serving as the chair of the audit committee. Our board of directors has affirmatively determined that Messrs. Naylor and Rea are independent directors according to the rules and regulations of the SEC and The NASDAQ Stock Market. In addition, Mr. Naylor has been determined by our board of directors to be an “audit committee financial expert”, as such term is defined in the rules and regulations of the SEC. The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Our board of directors has adopted a written charter for our audit committee, which is available on our corporate website at www.thefreshmarket.com.

Compensation committee

Upon the consummation of this offering, we will no longer be permitted to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. Accordingly, we will be required to have a majority of independent directors on our compensation committee within 90 days of this offering. In addition, the entire compensation committee must be composed of “independent directors” within one year of this offering.

The compensation committee has the responsibility for, among other things:

•	reviewing our compensation practices and policies, including equity benefit plans and incentive compensation;

•	reviewing key employee compensation policies;

•	monitoring performance and compensation of our employee-directors, officers and other key employees; and

•	preparing recommendations and periodic reports to the board of directors concerning these matters.

Ray Berry, Brett Berry and David Rea serve on the compensation committee, with Mr. Rea serving as the chair of the compensation committee. Our board of directors has affirmatively determined that Mr. Rea is an independent director according to the rules and regulations of the SEC and The NASDAQ Stock Market.

Our board of directors has adopted a written charter for our compensation committee, which is available on our corporate website at www.thefreshmarket.com.

Nominating and corporate governance committee

Upon the consummation of this offering, we will no longer be permitted to avail ourselves of the “controlled company” exception under the corporate governance rules of The NASDAQ Stock Market. Accordingly, we will be required to have a majority of independent directors on our nominating and corporate governance committee within 90 days of this offering. In addition, the entire nominating and corporate governance committee must be composed of independent directors within one year of this offering.

The nominating and corporate governance committee has the responsibility for, among other things:

•	making recommendations as to the size, composition, structure, operations, performance and effectiveness of the board of directors;

•	establishing criteria and qualifications for membership on the board of directors and its committees;

•	assessing and recommending to the board of directors strong and capable candidates qualified to serve on the board of directors and its committees;

•	developing and recommending to the board of directors a set of corporate governance principles; and

•	considering and recommending to the board of directors other actions relating to corporate governance.

Ray Berry, Brett Berry, Michael Barry and David Rea serve on the nominating and corporate governance committee, with Mr. Rea serving as the chair of the nominating and corporate governance committee. Our board of directors has affirmatively determined that Mr. Rea is an independent director according to the rules and regulations of the SEC and The NASDAQ Stock Market.

Our board of directors has adopted a written charter for our nominating and corporate governance committee, which is available on our corporate website at www.thefreshmarket.com.

Compensation committee interlocks and insider participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

Our board of directors has adopted a code of business conduct and ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of business conduct and ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics is publicly available on our website at www.thefreshmarket.com. Any waiver of our code of business conduct and ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Director compensation

Our directors from January 2010 until our initial public offering in November 2010 were Ray Berry, Brett Berry and Michael Barry. All such directors were also employees of the company during 2010 or a portion thereof and Ray Berry was an employee during January 2011 (the “Transition Period”) and received compensation as employees in an amount that would not cause any to be a named executive officer and did not receive any compensation for their services as directors in addition to their executive compensation. David Rea and Jeffrey Naylor became directors upon consummation of our initial public offering.

Only directors who are considered independent directors under the rules of The NASDAQ Stock Market receive compensation from us for their service on our board of directors. Accordingly, Ray Berry, Brett Berry and Michael Barry do not receive compensation from us for their service on our board of directors. Our independent directors each receive:

•	an annual retainer of $40,000 in cash;

•	an additional annual retainer of $15,000 in cash to the chairs of the audit committee and the compensation committee; and

•	$1,000 in cash for in-person attendance at meetings and $500 in cash for telephonic attendance at meetings, for each board or committee meeting in excess of six board or committee meetings per year.

In lieu of these annual board and committee chair cash retainers, directors are able to elect to receive deferred stock units (“DSUs”). In the event a director elects to receive DSUs, they will be distributed in shares of our common stock, with the timing of distribution to be based on director elections in accordance with Internal Revenue Code Section 409A. In addition, our independent directors receive an annual equity grant of restricted shares of our common stock in an amount approximately equal to $60,000. The restricted shares will be granted at (1) the time of each annual meeting of stockholders, for continuing directors and (2) the time of appointment, for directors appointed to the board of directors following the annual meeting of stockholders. The restricted shares will vest at the earlier of one year from the date of grant and the next annual meeting of stockholders. The holders of the restricted shares will be entitled to the rights of a stockholder in respect of such restricted shares, including the right to vote and receive dividends.

The following table sets forth a summary of the compensation paid to our non-employee directors in 2010. The non-employee directors did not receive any compensation during the Transition Period.

Director compensation table

for the 2010 fiscal year

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Total ($)

David Rea	55,000	59,994	114,994
Jeffrey Naylor	55,000	59,994	114,994

(1)	These amounts represent the payment of the annual retainer fee of $40,000 for service on the Board of Directors plus the payment of the additional annual retainer fee of $15,000 for service as Chairman of the Compensation Committee (Mr. Rea) and Chairman of the Audit Committee (Mr. Naylor).

(2)	These amounts represent the grant date fair value of a grant of 2,727 shares of restricted stock in connection with our initial public offering. The grant date fair value of each share of restricted stock equaled the initial public offering price of $22.00 per share.

Compensation discussion and analysis

This Compensation Discussion and Analysis explains the material elements of the compensation of the named executive officers in 2010 and January 2011 (the “Transition Period”), who are set forth in the table below:

Name	Title

Craig Carlock	President and Chief Executive Officer
Lisa Klinger	Executive Vice President and Chief Financial Officer
Sean Crane	Senior Vice President—Store Operations
Marc Jones	Senior Vice President—Merchandising and Marketing
Randy Kelley	Senior Vice President—Real Estate and Development

How have compensation decisions historically been made?

Prior to our initial public offering in November 2010, we were privately held by the Berry family. Accordingly, we were not subject to stock exchange listing or SEC rules, including those requiring that a majority of our board of directors be independent or regarding the formation and functioning of board committees, such as the compensation committee. All of our prior compensation policies and determinations pertaining to the named executive officers, including those made for 2010 through the completion of the initial public offering, but excluding the equity grants made in connection with our initial public offering that are described below, were the product of negotiations between the named executive officers and our board of directors. Accordingly, analyses, negotiations and determinations pertaining to executive officer compensation prior to our initial public offering were conducted and made by our then board of directors.

In connection with our initial public offering, our board of directors engaged the outside consulting firm Fred W. Cook & Company, Inc. (“FW Cook”) to help develop compensation policies that are appropriate for a public company. Our board of directors’ initial analysis included evaluating various compensation data, including comparable company and other data gathered by FW Cook. Our board of directors, in connection with these efforts, noted the variety of compensation practices and mechanics that were employed by comparable companies and determined not to make significant changes to our compensation practices prior to the initial public offering in light of our status as a then private company. Our board of directors elected to share its perspective pertaining to the data gathered and our historical compensation practices with our compensation committee after completing the initial public offering in light of our board of directors’ interaction with, and knowledge of, our management team and its experience with our business and our historical compensation practices.

How is the compensation program likely to continue to evolve after the completion of our initial public offering in November 2010?

In connection with our initial public offering in November 2010, we established a compensation committee of our board of directors. Our compensation committee is chaired by an independent director. In the event we are no longer a controlled company under the rules of The NASDAQ Stock Market, we will add additional independent directors to, and remove non-independent directors from, the committee, consistent with the requirement that within one year of losing controlled company status, the committee be comprised of only independent directors. Our compensation committee now plays a significant role in our compensation practices and policies, including our compensation practices and policies for the named executive officers. Accordingly, compensation determinations with respect to the named executive officers made after the completion of our initial public offering are first made by our compensation committee. At this time, once a determination is made by our compensation committee, it is then subject to approval by our full board of directors.

We expect that our compensation programs for the named executive officers, as developed and implemented by our compensation committee, will vary from our historical private company practices. The initial determinations made in 2011 with respect to bonuses payable for 2010 followed our historical practice of considering our financial performance for 2010 and then making discretionary, as compared to formulaic, determinations for these bonuses given that we operated as a private company for most of 2010 and had not put in place a formulaic or other non-discretionary bonus program with respect to 2010. We expect that our compensation committee will meet several times per year to establish and, from time to time, refine our compensation philosophy and practices as a public company. Our compensation committee will also determine the components and levels of compensation and the appropriate performance metrics for our executive officers that may be used in determining awards under any formulaic program that we may establish, as well as the goals and objectives that may be considered when awarding any discretionary component of bonuses for our executive officers. In determining the components of our compensation programs and establishing the levels of compensation thereunder, we expect that our compensation committee will consider compensation data, including data collected from or provided by compensation consultants and other third-party sources, while also considering our historical compensation practices.

In connection with our initial public offering, we implemented an omnibus incentive compensation plan that enables us to grant a range of cash- and equity-based incentive awards, the vesting criteria of which may be performance- or time-based. See “—2010 Omnibus Incentive Compensation Plan”. In addition, during 2010 we implemented a non-qualified deferred compensation plan in which the named executive officers are eligible to participate. See “—Compensation Programs and Practices in 2010 and the Transition Period—Did we offer the named executive officers the opportunity to participate in a nonqualified deferred compensation plan?”.

Compensation programs and practices in 2010 and the transition period

What were the objectives and principles of the named executive officers’ compensation?

The following description explains the objectives and principles of the named executive officers’ compensation in 2010 and the Transition Period:

•

Achieving strong, consistent business performance:    Our primary goal was achieving strong business performance that would maximize our long-term value. We advanced this goal by emphasizing annual, merit-based salary increases rather than short-term incentives. While still rewarding superior performance, this practice provided the named executive officers with predictable compensation levels that did not encourage excessive risk-taking for short-term gain.

•

Aligning interests with stockholders:    We sought to align the interests of the named executive officers with those of our stockholders by granting equity-based awards, which tied the named executive officers’ compensation to our equity value.

•

Attracting and retaining valuable employees:    We believe that attracting and retaining proven, talented executives is critical to maximizing our long-term performance. Accordingly, as a private company, we set the named executive officers’ total compensation at levels that our board of directors believed were reasonably competitive, in light of our private company status and our location in Greensboro, North Carolina, with those of comparably positioned executives at firms in our industry (although we did not set our executive officers’ compensation at pre-determined levels relative to those at peer firms). Our board of directors also granted awards with time-based vesting requirements in order to foster retention of our executive officers. We anticipate that in the future we will consider a variety of data, including the evolving nature of the named executive officers’ responsibilities, our performance as a public company and data from peer public companies, as well as our historical practices, as our compensation committee reviews our compensation programs, practices and levels in order to continue to attract and retain valuable employees.

•

Fostering company cohesion:    We believe that aligning the compensation of the named executive officers with that of other employees is critical to fostering a sense of common purpose within our company. Accordingly, we have generally adjusted compensation levels for the named executive officers in a manner directionally consistent with the adjustments we have made in compensation for other employees of our company.

What were the components of the named executive officers’ compensation program and how did they reflect the objectives and principles described above?

The principal components of the named executive officers’ compensation program in 2010 were base salaries, annual cash bonuses, quarterly performance bonuses that were based upon our earnings and distributions to our stockholders and long-term incentive compensation. Any quarterly performance bonuses that were paid during 2010 offset the gross amount of the annual bonus awarded for 2010. We also provided named executive officers with retirement benefits (matching contributions to our 401(k) plan and to our deferred compensation plan), health and welfare benefits and limited perquisites (such as personal use of corporate automobiles).

We believe that the combination of these components achieved the objectives and principles described above. In the following sections, we will provide more detail about the various components of our compensation programs in 2010 and the Transition Period and each component’s role in implementing our objectives and principles.

How were base salaries determined?

The named executive officers’ base salaries for 2010 and the Transition Period were determined prior to completion of our initial public offering. Accordingly, our compensation committee, as constituted following completion of our initial public offering, did not participate in the determination of base salaries for 2010 and the Transition Period. Historically, our board of directors reviewed and decided whether to adjust base salaries for both the named executive officers and certain other corporate and store employees at the same time. This company-wide annual review of base salaries, which generally took place in February of each year, helped promote company cohesion. In setting base salaries for the named executive officers for 2010 and the Transition Period, our then board of directors considered recommendations from our Chief Executive Officer (except with respect to his own base salary) and engaged in a subjective analysis that took into consideration individual and company performance, market conditions, job responsibilities, the prior year’s base salaries and relativity in pay, both among the named executive officers and between the named executive officers and certain other employees.

The board of directors increased salaries for the named executive officers effective in the end of January 2010 in recognition of the company’s strong performance in 2009. The increased salaries were determined in January 2010 for the named executive officers other than our Chief Executive Officer and in May 2010 with respect to our Chief Executive Officer. In addition to the strong performance in 2009, the board of directors recognized that, in light of a potential initial public offering during 2010, salaries for certain of the named executive officers should be increased to reflect the demands that would be placed on them during the offering. In light of these considerations, Mr. Carlock received a 15.5% base salary increase (from $350,000 to $404,167); Ms. Klinger received a more modest 6.6% base salary increase (from $330,000 to $351,667) recognizing that Ms. Klinger had not been with the company for all of 2009; Mr. Crane received a 15.5% base salary increase (from $244,800 to $282,933); Mr. Jones received a 10.3% base salary increase (from $210,000 to $231,667); and Mr. Kelley received an 8.1% base salary increase (from $200,000 to $216,250). The board of directors did not conduct substantive peer company research in connection with its determination. Accordingly, the 2010 increases were not intended to adjust the executive officers’ base salaries to be in line with any public company peer or member of our industry, nor were the increased salaries set in early 2010 intended to represent a set percentage relative to, or to be ranked against, any individual or group of peer companies or members of our industry.

How was annual bonus compensation determined?

Historically, the board of directors has awarded annual cash performance bonuses in order to motivate the named executive officers and reward them on the basis of a variety of criteria. Following completion of the company’s initial public offering, the compensation committee assumed responsibility for determining and recommending to the board of directors the annual bonuses payable to the executive officers. For all executive officers other than the Chief Executive Officer, the compensation committee solicited input and received recommendations from the company’s Chief Executive Officer with respect to the amounts of the annual bonuses.

The annual bonus amounts for 2010 determined by the compensation committee were approved by the board of directors in early 2011. In light of the fact that no formulaic bonus program had been established prior to our initial public offering, the compensation committee continued the company’s historical practice of awarding bonuses in a discretionary manner. First, the company’s Chief Executive Officer made recommendations to the compensation committee for each executive officer, other than himself, and provided the committee with information regarding each executive officer’s performance and contribution to the company. Second, in determining the amount of annual bonuses for 2010, the compensation committee conducted a subjective analysis of individual and company performance, job responsibilities and relativity of bonus awards among the named executive officers. With regard to company performance, the board of directors considered metrics such as growth in sales, net income, EBITDA and gross profit, adjusted, in the case of net income and EBITDA, for the charges incurred in connection with our initial public offering. With regard to individual performance, the compensation committee considered each named executive officer’s individual contribution to the company’s performance, management skills and potential to contribute to the company in the future. The compensation committee also considered historical compensation information for the executive officers and data compiled by FW Cook prior to the company’s initial public offering, although in determining the 2010 annual bonus amounts, the compensation committee did not set our executive officers’ bonuses at pre-determined levels relative to peer firms.

In addition, in determining the annual bonus amounts for 2010, the compensation committee recognized that the annual bonus amounts for 2009 were substantially higher than past years’ bonuses in light of the company’s strong performance in 2009 relative to 2008. The compensation committee considered that while the company’s performance in 2010 was very strong, it did not represent the same level of positive change relative to 2009 as 2009 did to 2008. Accordingly, the compensation committee generally recommended annual bonus amounts for 2010 that were less than the annual bonus amounts for 2009 with respect to each named executive officer other than Ms. Klinger and Mr. Jones. Ms. Klinger received a larger annual bonus in 2010 relative to that portion of her bonus in 2009 that constituted an annual bonus (but excluding her signing bonus) due, in part, to the fact that Ms. Klinger was employed by the company for a partial year in 2009, but also in recognition of her achievement of a number of strategic objectives, including our successful initial public offering and transition to a public company. Mr. Jones received a larger annual bonus in 2010 relative to 2009 in recognition of his achievement of strong financial results in the merchandising area, including significantly improved merchandise margins.

What types of long-term incentive compensation did the named executive officers receive prior to our initial public offering?

During 2010, the named executive officers each held stock options to purchase shares of common stock held by our Chairman, Mr. Ray Berry (the “2009 Options”). The 2009 Options were granted by Mr. Ray Berry in 2009, vested in connection with our initial public offering and were exercised by the named executive officers in connection with the initial public offering. A significant number of shares of common stock that were acquired from Mr. Ray Berry upon exercise of the 2009 Options were sold in the initial public offering to pay the exercise price of $6.73 per share and income taxes incurred by each such named executive officer in connection with the exercise of the 2009 Options. The company did not receive any proceeds from the exercise of the 2009 Stock Options.

At the time of the initial public offering and upon exercise of the stock options, the exercise price for each 2009 Option was paid to Mr. Ray Berry. Further, each named executive officer paid, from the proceeds of the sale of shares or otherwise from his or her personal resources, to the company an amount equal to the income taxes due in connection with the full vesting of his or her 2009 Option grant in connection with our initial public offering. The company thereafter remitted the amount of such tax payment made by the named executive officer to the applicable governmental taxing authority. The table below is provided to present information regarding the number of shares acquired upon exercise and the value realized on exercise in order to provide a more complete picture of the gross and net amounts actually realized by the named executive officers than is presented in the “2010 Option Exercises Table” below.

	Number of shares of common stock acquired upon exercise (#) (a)	Shares sold in the initial public offering (#)	Proceeds from sale of common stock less underwriting discount ($) (b)	Amount of proceeds used to pay exercise price and taxes ($) (c)	Amount of retained proceeds ($) (d)	Number of shares held after initial public offering (#) (e)	Value of shares held after initial public offering ($) (f)	Total value realized upon exercise of option ($) (g)

Craig Carlock	599,888	408,067	8,349,051	7,743,654	605,397	191,821	4,220,062	4,825,459
Lisa Klinger	479,910	326,426	6,678,676	6,194,918	483,757	153,484	3,376,648	3,860,406
Sean Crane	359,932	244,841	5,009,447	4,646,182	363,265	115,091	2,532,002	2,895,267
Randy Kelley	239,955	163,226	3,339,604	3,097,459	242,145	76,729	1,688,038	1,930,183
Marc Jones	239,955	128,385	2,626,757	2,626,757	—	111,570	2,454,540	1,983,838

(a)	Consists of shares of common stock that the named executive officer acquired from Mr. Ray Berry pursuant to the exercise of his or her 2009 Options. A significant percentage of each named executive officer’s shares acquired upon exercise were sold in the initial public offering to pay (i) the exercise price to Mr. Ray Berry and (ii) the estimated personal income taxes associated with the vesting of the stock options granted by Mr. Berry. Messrs. Carlock, Crane, Kelley and Jones and Ms. Klinger sold 370,881, 222,528, 148,352, 128,385 and 296,704 shares of common stock acquired upon exercise of his or her stock option, respectively, to pay the exercise price for his or her 2009 Options to Mr. Ray Berry and to pay estimated personal income taxes associated with the vesting of his or her 2009 Options in connection with the initial public offering.

(b)	The amounts in this column represent the proceeds from the sale of common stock at a price of $22.00 per share less the underwriting discount of $1.54 per share. Additional amounts were deducted from these proceeds or paid by the executive officer to pay the exercise price of the 2009 Options and to pay estimated personal income taxes incurred upon the vesting of the 2009 Options.

(c)	The amounts in this column represent amounts either withheld from the proceeds of the initial public offering that were otherwise payable to the named executive officer or that were paid by the named executive officer to pay the exercise price of the options as well as the estimated personal income taxes that were payable by the named executive officer in connection with the vesting of the 2009 Options.

(d)	The amounts in this column represent the amount of the proceeds from this offering that were retained by the named executive officer, after the payment of the exercise price of the options and the estimated personal income taxes that were paid by the named executive officer in connection with the vesting of the 2009 Options. Mr. Jones did not retain any proceeds from the sale of common stock in the offering and made payments other than from the proceeds of the initial public offering in order to pay a portion of the estimated personal income taxes payable in connection with the vesting of his 2009 Options.

(e)	The number of shares in this column equals the number of shares acquired upon exercise of the 2009 Options less the number of shares sold in the initial public offering.

(f)	The value of shares held after the public offering equals $22.00 per share multiplied by the number of shares held immediately after the initial public offering.

(g)	The total value realized equals the amount of retained proceeds from the initial public offering (after payment of exercise prices and estimated personal income taxes) plus the value of the shares of common stock acquired upon exercise of the stock option, based upon the $22.00 per share initial public offering price, that were retained after the initial public offering, less, in the case of Mr. Jones, the payments that he made other than from the proceeds of the initial public offering in order to pay a portion of the estimated personal income taxes payable in connection with the vesting of his option.

In addition to the 2009 Options, historically, the board of directors allowed some of the named executive officers to choose between receiving Shadow Equity Bonus awards (“SEBs”) or immediate cash payments in lieu of such awards. The board of directors permitted such named executive officers to choose between such awards (1) at the time of the board’s annual review of the company’s compensation programs, (2) in connection with a promotion or (3) in connection with the board of directors’ determination that the named executive officer had made a significant contribution to the company, such as taking actions that the board believed increased the company’s sales or gross profit or demonstrated exceptional management skills. If the named executive officer chose SEBs, the named executive officer could not reverse the election and request the previously forgone immediate cash payment in a later year. While the immediate cash payments provided for a fixed amount of cash payable within 30 days of the election, SEBs generally vested five years after the grant date, and paid a cash amount equal to the cash base amount of the relevant SEB (such amount being equal to the forgone immediate cash payment) increased by the percentage increase in average adjusted EBITDA for the three years preceding vesting from average adjusted EBITDA for the three years preceding the grant of the award; however, the payout could never be less than the cash base amount of the relevant SEB. The board of directors believed that this adjusted EBITDA comparison was an appropriate performance metric because it rewards sustained earnings growth and encourages the named executive officers to focus on our long-term success. In addition, because stockholder dividends were historically paid on the basis of adjusted EBITDA, this arrangement further aligned stockholder and employee incentives. The levels of the immediate cash payments and the SEB cash base amounts were based on the named executive officers’ job levels and responsibilities.

No SEBs were granted to named executive officers during 2010, and the SEB program was replaced with the Omnibus Incentive Compensation Plan in connection with the company’s initial public offering. We expect that no further SEBs will be awarded in the future. In March 2011, in order to clarify the intent of our board of directors at the time the SEBs were granted, our board of directors amended the form of SEB agreement. First, the amended form of award agreement provides that the calculation of adjusted EBITDA will exclude closed store expenses from prior years and certain charges related to offerings, including the initial public offering, of the company’s equity by the company’s pre-initial public offering stockholders, which is consistent with our historical accounting treatment, and may be further adjusted by our board of directors or compensation committee in its discretion. Our board of directors believes that the named executive officers have little ability to affect charges related to offerings of the company’s equity and, accordingly, should not be penalized for them. Second, the amended form of award agreement provides that a “sale of the company”, which is a vesting event under the form of award agreement, includes a transaction as a result of which the Berry family holds less than 50% of the equity interests in the company. As a result of this offering, the Berry family may hold less than 50% of the equity interests in the company, which would cause the SEB awards to vest.

What types of long-term incentive compensation did the named executive officers receive in connection with our initial public offering and for 2010?

For 2010, the named executive officers, received a substantial portion of compensation in the form of long-term cash- and equity-based awards. Such awards were designed to align the incentives of our executives with the interests of our stockholders and with our long-term success. Additionally, the board of directors and, following consummation of our initial public offering, the compensation committee believed that long-term incentive awards enabled us to attract, motivate and retain executive talent. In connection with our initial public offering, the board of directors and our stockholders adopted our 2010 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), which permits various equity-based incentive awards to be awarded to our employees. Prior to completion of our initial public offering, the Omnibus Plan was administered by the board of directors and following our initial public offering, the Omnibus Plan has been administered by the compensation committee. See “—2010 Omnibus Incentive Compensation Plan.”

In connection with our initial public offering, the board of directors granted the named executive officers options to purchase shares of the company’s common stock in order to ensure that the named executive officers retained an equity interest in the company and that their interests remained aligned with those of the company’s stockholders after disposing of some of their 2009 Options. Mr. Carlock received options to purchase 64,234 shares and each of Ms. Klinger and Messrs. Crane, Jones and Kelley received options to purchase 43,679 shares. The number of options granted was determined at the discretion of our board of directors but factors considered included the retention power of the options and each officer’s tenure with the company and other relevant work experience. The options (i) carry an exercise price of $22.00 per share, which is equal to the company’s initial public offering price per share, and (ii) will vest in 25% increments on each of the first four anniversaries of the date of grant. Any portion of the options granted to the named executive officers that is not vested at the time of the termination of a named executive officer’s employment would become vested if the named executive officer’s employment is terminated by the company without “cause” or by the named executive officer for “good reason” within six months prior to, or two years following, a change in control. See “—Did the named executive officers participate in a severance plan?” below.

Except for the grant of stock options in connection with the initial public offering, the company did not grant any other awards under the company’s Omnibus Incentive Compensation Plan, nor did it make any other equity-based awards during 2010 or in the Transition Period.

Did we offer the named executive officers the opportunity to participate in a nonqualified deferred compensation plan?

Yes. On January 1, 2010, we adopted The Fresh Market 2010 Deferred Compensation Plan (the “Deferred Compensation Plan”), which was amended and restated effective March 1, 2010 to allow for the deferral of SEBs.

The Deferred Compensation Plan permits the named executive officers to defer up to 80% of base salary and 100% of any annual bonus on a pre-tax basis. Deferred amounts may be invested notionally in a variety of funds. The company makes matching credits to the named executive officers’ individual accounts to compensate for company contributions that would have been made to the named executive officers’ individual 401(k) plan accounts had the named executive officers not participated in the Deferred Compensation Plan. The Deferred Compensation Plan also permits the company to make additional, discretionary contributions. Deferred amounts will be distributed at times elected by the participant during service or upon termination of employment, subject to terms and conditions of the plan.

Did the named executive officers receive perquisites?

We provided the named executive officers with access to corporate automobiles (and paid the related taxes and insurance) and a company credit card to pay for gas and vehicle maintenance. This perquisite developed because, historically, our employees, including the named executive officers, were required to travel significantly to promote our business, monitor our store operations and evaluate proposed new store locations. We also provided a reimbursement for deductibles and out-of-pocket medical expenses through executive health insurance and reimbursement of relocation expenses.

Did the named executive officers participate in a severance plan?

Yes. In October 2010, we adopted a plan that provides for payments and other benefits in the event of certain terminations of employment (as described below) and enhanced benefits if such terminations of employment occur in connection with a change in control of the company. The purpose of this plan is to retain the named executive officers and other critical employees and to encourage them to remain with us and work to increase stockholder value, particularly in situations that pose professional uncertainty, such as a change in control.

The severance plan provides that, in the event that a named executive officer’s employment is terminated by us without “cause” or by the named executive officer for “good reason”, then the named executive officer will be entitled to the following compensation and benefits: (1) severance pay in an amount equal to the product of the named executive officer’s annual base salary and a severance multiple of two for Mr. Carlock and 1.5 for Ms. Klinger and Messrs. Crane, Jones and Kelley; (2) a prorated annual bonus; and (3) continued medical and welfare benefits for the named executive officer and his or her spouse and dependents for a number of years equal to the severance multiple.

The severance plan provides that, in the event that a named executive officer’s employment is terminated by us without “cause” or by the named executive officer for “good reason”, within six months prior to a change in control of the company (provided that the named executive officer demonstrates that the termination was related to the change in control) or within two years following a change in control of the company, in addition to the compensation and benefits described above, the named executive officer will also be entitled to (1) additional severance pay in an amount equal to the product of the named executive officer’s target annual bonus (or, if the named executive officer does not have a target at the time of termination, average bonus for the previous three years, or portion thereof) and the severance multiple and (2) full vesting of all equity-based awards held by the named executive officer on the date of termination.

For additional information regarding the severance plan and payments thereunder, see “Potential Payments Upon Termination or Change in Control for 2010 and the Transition Period” below.

Were the named executive officers parties to employment agreements or change-in-control agreements?

Other than Ms. Klinger, whose terms of employment were agreed upon at the time of her hiring, none of the named executive officers has historically been party to an employment agreement or a change in control agreement. Except for the severance plan described above, none of the named executive officers was party to a change-in-control agreement or arrangement in 2010.

In order to be eligible for the benefits provided by the severance plan, the named executive officers signed employment agreements. The employment agreements do not provide the named executive officers with any compensation, benefits or other rights except as set forth in the severance plan described above. The employment agreements bind the named executive officers during the term of their employment, and, in certain cases, for a period of time thereafter, to restrictive covenants relating to noncompetition, nonsolicitation, nondisclosure of confidential information and nondisparagement. Following termination of employment the nonsolicitation covenant will expire after two years with respect to Mr. Carlock and after 1.5 years with respect to Ms. Klinger and Messrs. Crane, Jones and Kelley. Following termination of employment other than in connection with a change in control, the noncompetition covenant will be of the same duration as the nonsolicitation covenant. In the case of a termination of employment by the company for “cause” or by the named executive officer without “good reason” (each as defined in the severance plan), in each case, within six months prior to or two years following a change in control, the noncompetition covenant will expire one year following the change in control with respect to Mr. Carlock and nine months following the change in control with respect to Ms. Klinger and Messrs. Crane, Jones and Kelley (except that the noncompetition covenant will never expire prior to the termination of employment). The noncompetition covenant will expire immediately following termination of employment if the named executive officer’s employment is terminated by the company without “cause” or by the named executive officer for “good reason” within six months prior to or two years following a change in control. The covenant against disclosure of confidential information and the nondisparagement covenant do not expire.

Did any other components of the named executive officers’ compensation provide benefits upon a termination of employment or a change in control?

Yes. The SEBs and the 2009 Options contained vesting triggers tied to a termination of employment due to the executive’s death or disability. They also contained vesting triggers tied to a sale of all or substantially all of the assets or the equity interests of the company by the Berry family, or, with respect to the 2009 Stock Options, a partial sale of the company by the Berry family or the consummation of an initial public offering. In the event of a vesting trigger other than a partial sale, the long-term incentive awards would vest in full. In the event of a partial sale, the 2009 Stock Options would vest pro rata in proportion to the percentage of equity sold by the Berry family. The 2009 Stock Options were subject to forfeiture if not exercised within 60 days of any vesting event. Vesting triggers tied to a change in control encouraged the named executive officers to remain with us and to work to increase stockholder value despite the professional uncertainty that such transactions may pose to the named executive officers.

The terms of the 2009 Stock Options were amended to permit the named executive officers to sell shares in the company’s initial public offering. Previously awarded SEBs that are held by certain of the named executive officers were not affected by the company’s initial public offering and remain outstanding in accordance with their terms.

Did we consider the tax impact of the compensation that we provide?

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a public company of compensation in excess of $1 million paid to certain of its most highly compensated executive officers. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals.

Historically, as a private company, the limitations of Section 162(m) have not been applicable to us and, assuming incentive compensation is awarded by us under the provisions of the Omnibus Plan, we expect that we will not be subject to the limitations of Section 162(m) for any grants made thereunder until the date of our third annual meeting of stockholders following our initial public offering. We anticipate that the compensation committee will consider the tax impact of all compensation arrangements in light of our overall compensation philosophy and objectives. However, there may be circumstances in which our and our stockholders’ interests are best served by providing compensation that is not fully deductible and our ability to exercise discretion outweighs the advantages of qualifying compensation under Section 162(m).

Compensation tables and narrative disclosures

The following tables, narratives and footnotes describe the total compensation and benefits for the named executive officers for 2010 and January 2011 (the “Transition Period or “2011T”).

Summary compensation table for the transition period, 2010 and 2009

Name	Position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)

Craig Carlock	President and Chief Executive Officer	2011T 2010 2009	31,090 402,388 334,904	275,000 306,909	625,000 818,138		1,255 16,679 15,067	32,345 1,319,067 1,475,018

Lisa Klinger	Executive Vice President and Chief Financial Officer	2011T 2010 2009	27,051 351,686 258,923	175,000 215,500	425,000 1,760,546		1,047 15,571 95,105	28,098 967,257 2,330,074

Sean Crane	Senior Vice President—Store Operations	2011T 2010 2009	21,764 281,675 242,105	150,000 914,728	425,000 490,883		1,128 26,263 23,181	22,892 882,938 1,670,897

Randy Kelley	Senior Vice President—Real Estate and Development	2011T 2010 2009	16,635 216,082 200,115	110,000 123,364	425,000 327,255	14,223	1,066 16,838 16,384	17,701 767,920 681,341

Marc Jones	Senior Vice President— Merchandising	2011T 2010 2009	17,821 231,225 209,500	110,000 75,000	425,000 880,273	310,240	632 17,684 15,827	18,453 1,094,149 1,180,600
	and Marketing

(1)	Bonus compensation for the year-ended December 31, 2010 for Mr. Carlock, Ms. Klinger and Messrs. Crane, Kelley and Jones consists of bonuses that were awarded at the discretion of the compensation committee in the amount of $275,000, $175,000, $150,000, $110,000 and $110,000, respectively. These discretionary bonuses awarded by the compensation committee were offset by certain discretionary quarterly performance bonuses paid to Mr. Carlock, Ms. Klinger and Messrs. Crane, Kelley and Jones before completion of the company’s initial public offering in the amount of $135,551, $108,441, $81,331, $54,221 and $54,221, respectively.

Bonus compensation for the year-ended December 31, 2009 for Messrs. Carlock, Crane and Kelley includes the amount of certain discretionary quarterly performance bonuses. For the year-ended December 31, 2009, Mr. Carlock received $306,909 in such bonuses; Mr. Crane received $184,545 in such bonuses; and Mr. Kelley received $123,364 in such bonuses. Mr. Crane’s bonus amount for 2009 also includes an additional $730,183 discretionary payment. The value in this column for Ms. Klinger for 2009 consists of (i) her annual bonus, $50,000 of which was a guaranteed minimum bonus, and $65,500 of which was payable at the discretion of the board of directors, and (ii) her $100,000 signing bonus. The value in this column for Mr. Jones for 2009 consists of his annual bonus, the entire amount of which was payable at the discretion of the board of directors.

(2)	Amounts disclosed in this column represent the grant-date fair market value of the options granted to the named executive officers by the company in 2010 in connection with the company’s initial public offering and in 2009 by our Chairman, Mr. Ray Berry (the “2009 Options”), computed in accordance with FASB ASC Topic 718, determined using the Black-Scholes option-pricing model. For 2010, the options granted to the named executive officer in connection with the initial public offering were valued based on a volatility of 48.90%, an estimated life of 5.2 years, a risk-free rate of return of 1.30% and a stock value of $22.00 per share. 2009 Options granted to the executives other than Ms. Klinger and Mr. Jones were valued based on a volatility of 40%, an estimated life of 10 years, a risk-free rate of return of 4.09% and a stock value of $3.40 per share (which gives effect to the 1,360 for 1 stock split). 2009 Options granted to Ms. Klinger and Mr. Jones were valued based on a volatility of 40%, an estimated life of 9.58 years, a risk-free rate of return of 4.08% and a stock value of $6.55 per share (which gives effect to the 1,360 for 1 stock split).

(3)	This column consists of the value of Mr. Kelley’s Shadow Equity Bonus awards (“SEBs”) that were fully earned as of December 31, 2009 and Mr. Jones’s SEBs that were fully earned as of December 31, 2010.

(4)	All Other Compensation for each officer includes reimbursements and costs paid directly by us for personal use of corporate vehicles, including the related taxes, maintenance, insurance and gas, retirement benefit matching contributions and deductibles and out-of-pocket expenses for medical insurance. In addition, amounts reported in this column reflect company contributions in 2010 and the Transition Period to each named executive officer other than Mr. Crane under the Deferred Compensation Plan in the following amounts: Mr. Carlock: $97 for the Transition Period and $2,090 for 2010; Ms Klinger: $203 for the Transition Period and $5,066 for 2010; Mr. Kelley: $125 for the Transition Period and $4,357 for 2010; and Mr. Jones: $267 for the Transition Period and $5,007 for 2010.

Grants of plan-based awards table for 2010 and the transition period

During 2010, the named executive officers received one type of plan-based award, stock options granted in connection with the company’s initial public offering, as shown in the table below. No plan-based awards were made in the Transition Period.

Name	Grant date(1)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/share)(2)	Closing market price on the grant date ($/share))(3)	Grant date fair value of stock and option awards ($)

Craig Carlock	11/04/2010	64,234	22.00	N/A	625,000
Lisa Klinger	11/04/2010	43,679	22.00	N/A	425,000
Sean Crane	11/04/2010	43,679	22.00	N/A	425,000
Randy Kelley	11/04/2010	43,679	22.00	N/A	425,000
Marc Jones	11/04/2010	43,679	22.00	N/A	425,000

(1)	Options were granted on November 4, 2010 in connection with the company’s initial public offering. The grants were conditioned on the consummation of the initial public offering, which was consummated on November 10, 2010.

(2)	The exercise price of the stock options equals the initial public offering price per share of our common stock.

(3)	The stock options were granted on November 4, 2010 in connection with our initial public offering. Our stock began trading on The Nasdaq Global Select Market on November 5, 2010. Accordingly, there is no closing market price on the grant date. The company’s management believes that the initial public offering price per share of our common stock, which was set on November 4, 2010, represents a fair estimation of the fair market value of our common stock on the grant date.

Narrative to the summary compensation and grants of plan-based awards tables

The following describes material features of the compensation disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Bonus awards

The Summary Compensation Table shows amounts granted to the named executive officers in the form of discretionary bonus awards. See “—How was annual bonus compensation determined?”.

Shadow equity bonus awards

The Summary Compensation Table shows amounts received upon vesting of SEB awards. SEBs generally vest five years after the grant date, and pay a cash amount equal to the cash base amount of the relevant SEB (such amount being equal to the forgone immediate cash payment) increased by the percentage increase in average adjusted EBITDA for the three years preceding vesting from average adjusted EBITDA for the three years preceding the grant of the award; however, the payout can never be less than the cash base amount of the relevant SEB. The board of directors believed that this adjusted EBITDA comparison was an appropriate performance metric because it rewards sustained earnings growth and encourages the named executive officers to focus on our long-term success. In addition, because, prior to the initial public offering, stockholder dividends were historically paid on the basis of adjusted EBITDA, this arrangement further aligned stockholder and employee incentives. The levels of SEB cash base amounts are based on the named executive officers’ job levels and responsibilities. No SEBs were granted to named executive officers during 2010, and the SEB program was replaced with the Omnibus Incentive Compensation Plan in connection with the company’s initial public offering. We expect that no further SEBs will be awarded in the future.

The “Non-Equity Incentive Plan Compensation Column” of the 2009 Summary Compensation Table reports amounts earned by Messrs. Jones and Kelley in respect of an SEB performance cycle completed during 2010 and 2009, respectively. The SEB awards were originally granted to Messrs. Jones and Kelley during 2006 and 2005, respectively, and the payment of these amounts during 2010 and 2009, respectively, did not require any action on the part of the company’s compensation committee or board of directors as the amounts payable thereunder were determined according to a performance-based formula set forth in the respective SEB award.

In March 2011, in order to clarify the intent of our board of directors at the time the SEBs were granted, our board of directors amended the form of SEB agreement. First, the amended form of award agreement provides that the calculation of adjusted EBITDA will exclude closed store expenses from prior years and certain charges related to offerings, including the initial public offering and this offering, of the company’s equity by the company’s pre-initial public offering stockholders, which is consistent with our historical accounting treatment, and may be further adjusted by our board of directors or compensation committee in its discretion. Our board of directors believes that the named executive officers have little ability to affect charges related to offerings of the company’s equity and, accordingly, should not be penalized for them. Second, the amended form of award agreement provides that a “sale of the company”, which is a vesting event under the form of award agreement, includes a transaction as a result of which the Berry family holds less than 50% of the equity interests in the company. As a result of this offering, the Berry family may hold less than 50% of the equity interests in the company, which would cause the SEB awards to vest.

At January 30, 2011, Ms. Klinger and Messrs. Jones and Kelley held unvested SEBs with aggregate grant date fair amounts of $100,000, $20,000 and $50,000, respectively, and a value, assuming vesting and based on the formula set forth in the SEB award as described above calculated as of January 30, 2011 of $160,828, $46,049 (not including the $310,240 for the SEB payable with respect to 2010 set forth in the Summary Compensation Table which had vested prior to January 30, 2011) and $115,122, respectively.

Stock options

Stock options shown in the tables for 2010 were granted to the named executive officers by the company in connection with the company’s initial public offering. The stock options granted in connection with our initial public offering vest in equal 25% increments on each of the first, second, third and fourth anniversaries of their grant date, which was November 4, 2010. Stock options shown in the Summary Compensation Table for 2009 were granted to the named executive officers by Ray Berry, our principal stockholder. The terms of the stock options granted by Mr. Ray Berry during 2009 were amended to permit the officers to sell shares in the initial public offering. See “—What types of long-term incentive compensation did the named executive officers receive prior to our initial public offering” and “—What types of long-term incentive compensation did the named executive officers receive in connection with out initial public offering?”.

Agreed terms of employment

In 2009, pursuant to the agreed terms of employment at the time of her hiring, Ms. Klinger was entitled to a base salary of $330,000 per year, a target bonus of 35% of base salary with a guaranteed minimum amount of $50,000, SEB awards of $100,000, a signing bonus of $100,000, participation in executive health insurance covering costs of up to $50,000 per year and a company car not to exceed a cost of $65,000.

Outstanding equity awards at the end of the transition period

The table below provides information on the named executive officers’ outstanding equity awards as of January 30, 2011 which consisted solely of stock options.

Name	Option awards
	Option grant date	Number of securities underlying unexercised options		Option exercise price ($/share)	Option expiration date(1)
		Exercisable (#)	Unexercisable (#)

Craig Carlock	11/4/2010		64,234	22.00	11/4/2020
Lisa Klinger	11/4/2010		43,679	22.00	11/4/2020
Sean Crane	11/4/2010		43,679	22.00	11/4/2020
Randy Kelley	11/4/2010		43,679	22.00	11/4/2020
Marc Jones	11/4/2010		43,679	22.00	11/4/2020

(1)	Options vest at the rate of 25% of the shares underlying the stock option on each of the first through fourth anniversaries of the option grant date.

2010 Option exercises

The table below provides certain information regarding stock options granted by our Chairman, Mr. Ray Berry, to each named executive officer in 2009 before the company completed its initial public offering. The stock options did not represent an annual or other grant of options by the company. The options immediately vested upon consummation of the initial public offering and expired if not exercised within sixty days of the consummation of the initial public offering. Upon the exercise of the stock options, the named executive officers were required to pay the exercise price of the options in cash as well as related taxes. This requirement, coupled with the options’ limited duration following consummation of the initial public offering, led the named executive officers to exercise the options in their entirety and sell a significant number of the shares underlying the option in order to pay the exercise price of the option to Mr. Ray Berry and to fully fund the estimated personal income taxes due and payable as a result of the exercise, except Mr. Jones who paid a portion of the estimated personal income taxes from funds other than proceeds from the sale of shares in the initial public offering.

See “—Compensation Programs and Practices in 2010 and the Transition Period—What types of long-term incentive compensation did the named executive officers receive prior to our initial public offering?” for a discussion of the exercise of the stock options, the proceeds from the sale of shares of common stock in the initial public offering, the payment of the exercise price and estimated personal income taxes due as a result of the vesting of the stock option in connection with the initial public offering and the net proceeds realized by the named executive officer after giving effect to the foregoing. None of the named executive officers exercised stock options during the Transition Period.

	Option awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)(1)

Craig Carlock	599,888	8,236,462
Lisa Klinger	479,910	6,589,164
Sean Crane	359,932	4,941,866
Randy Kelley	239,955	3,294,582
Marc Jones	239,955	3,294,582

(1)	Amount equals the initial public offering price of $22.00 per share less the underwriting discount of $1.54 per share less the exercise price of $6.73 per share. For additional details regarding the amounts realized by the named executive officers, see “—What types of long-term incentive compensation did the named executive officers receive prior to our initial public offering?” above.

Nonqualified deferred compensation table for 2010 and the transition period

The Deferred Compensation Plan permits the named executive officers to defer up to 80% of base salary and 100% of any annual bonus on a pre-tax basis. Deferred amounts may be invested notionally in a variety of funds. The company makes matching credits to the named executive officers’ individual accounts to compensate for company contributions that would have been made to the named executive officers’ individual 401(k) plan accounts had the named executive officers not participated in the Deferred Compensation Plan. The Deferred Compensation Plan also permits the company to make additional, discretionary contributions.

Deferred amounts will be distributed in a lump sum in the event of death, termination of employment before age 55 and five years of employment, or termination of employment within two years following a change in control. In the event of termination of employment after age 55 and five years of employment, the eligible employees may elect distributions in a lump sum or by installment payments. Distributions may also be made in the event of unforeseeable emergency.

Name	Year	Executive contributions in last fiscal year ($)(1)	Registrant contributions in last fiscal year ($)(2)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last fiscal year end ($)

Craig Carlock	2011T 2010	2,413 63,888	97 2,090	1,469 7,670	— —	77,627 73,648
Lisa Klinger	2011T 2010	2,299 34,427	203 5,066	495 3,721	— —	46,211 43,214
Sean Crane	2011T 2010	— —	— —	— —	— —	— —
Randy Kelley	2011T 2010	499 11,632	125 4,357	240 1,925	— —	18,778 17,914
Marc Jones	2011T 2010	5,346 49,261	267 5,007	963 7,287	— —	68,131 61,555

(1)	Amounts reported in this column for each named executive officer with respect to 2010 and the Transition Period were also reported in the Summary Compensation Table.

(2)	Amounts reported in this column for each named executive officer with respect to 2010 and the Transition Period were also reported as “All Other Compensation” for the respective period in the Summary Compensation Table.

Potential payments upon termination or change in control for 2010 and the transition period

In October 2010, we adopted a severance plan that provides for payments and other benefits in the event of certain terminations of employment (as described below) and enhanced benefits if such terminations of employment occur in connection with a change in control of the company. The purpose of this plan is to retain the named executive officers and other critical employees and to encourage them to remain with us and work to increase stockholder value, particularly in situations that pose professional uncertainty, such as a change in control.

The severance plan provides that, in the event that a named executive officer’s employment is terminated by us without “cause” or by the named executive officer for “good reason”, then the named executive officer will be entitled to the following compensation and benefits: (1) severance pay in an amount equal to the product of the named executive officer’s annual base salary and a severance multiple of two for Mr. Carlock and 1.5 for Ms. Klinger and Messrs. Crane, Jones and Kelley; (2) a prorated annual bonus; and (3) continued medical and welfare benefits for the named executive officer and his or her spouse and dependents for a number of years equal to the severance multiple.

The severance plan provides that, in the event that a named executive officer’s employment is terminated by us without “cause” or by the named executive officer for “good reason”, within six months prior to a change in control of the company (provided that the named executive officer demonstrates that the termination was related to the change in control) or within two years following a change in control of the company, in addition to the compensation and benefits described above, the named executive officer will also be entitled to (1) additional severance pay in an amount equal to the product of the named executive officer’s target annual bonus (or, if the named executive officer does not have a target at the time of termination, average bonus for the previous three years, or portion thereof) and the severance multiple and (2) full vesting of all equity-based awards held by the named executive officer on the date of termination.

For purposes of the severance plan, the company may terminate a named executive officer for “cause” if the named executive officer (1) willfully fails to perform his or her duties; (2) engages in either gross misconduct that harms the company or illegal conduct; (3) willfully and materially breaches any agreement with the company; (4) willfully violates any material provision of the company’s code of business conduct and ethics; or (5) willfully fails to cooperate with an investigation by any governmental authority. For purposes of the severance plan, a named executive officer may terminate such named executive officer’s employment for “good reason” if the company (A) fails to pay compensation when due; (B) delivers notice of its intent to terminate the named executive officer’s employment for any reason other than for “cause” or disability; or (C) reduces the named executive officer’s annual base salary, other than a reduction by no more than 10% within any two-year period that similarly affects substantially all executive officers of the company, and other than any such reduction that results from a demotion of the named executive officer to a position that the named executive officer occupied within the 18 months immediately prior to such demotion. In addition, in the event of a change in control of the company, a named executive officer may also terminate such named executive officer’s employment for “good reason” if the company (D) moves the named executive officer’s principal place of employment by more than 50 miles; (E) reduces the named executive officer’s target annual bonus or target long-term incentive opportunity, other than a reduction by no more than 10% within any two-year period that similarly affects substantially all executive officers of the company; (F) materially reduces the named executive officer’s retirement or welfare benefits, other than a reduction that similarly affects substantially all executive officers of the company; (G) makes a material adverse change to the named executive officer’s positions, duties, responsibilities or reporting relationships; or (H) removes the named executive officer from or fails to reelect the named executive officer to any offices he or she held immediately before the change in control.

In order to be eligible for the benefits provided by the severance plan, the named executive officers signed employment agreements. The employment agreements do not provide the named executive officers with any compensation, benefits or other rights except as set forth in the severance plan described above and each of the named executive officers remains an employee

“at will.” The employment agreements bind the named executive officers during the term of their employment, and, in certain cases, for a period of time thereafter, to restrictive covenants relating to noncompetition, nonsolicitation, nondisclosure of confidential information and nondisparagement. Following termination of employment the nonsolicitation covenant will expire after two years with respect to Mr. Carlock and after 1.5 years with respect to Ms. Klinger and Messrs. Crane, Jones and Kelley. Following termination of employment other than in connection with a change in control, the noncompetition covenant will be of the same duration as the nonsolicitation covenant. In the case of a termination of employment by the company for “cause” or by the named executive officer without “good reason” (each as defined in the severance plan), in each case, within six months prior to or two years following a change in control, the noncompetition covenant will expire one year following the change in control with respect to Mr. Carlock and nine months following the change in control with respect to Ms. Klinger and Messrs. Crane, Jones and Kelley (except that the noncompetition covenant will never expire prior to the termination of employment). The noncompetition covenant will expire immediately following termination of employment if the named executive officer’s employment is terminated by the company without “cause” or by the named executive officer for “good reason” within six months prior to or two years following a change in control. The covenant against disclosure of confidential information and the nondisparagement covenant do not expire.

Under the severance plan, any of the following events would generally constitute a “change in control”:

•	during any period of 24 consecutive months, a change in the composition of a majority of our board of directors that is not supported by a majority of the incumbent board of directors;

•

the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets (other than by certain persons and entities related to the Berry family), subject to certain exceptions for transactions that would not constitute a change in control;

•	the approval by our stockholders of a plan of complete liquidation or dissolution; or

•

an acquisition by any individual, entity or group of beneficial ownership of a percentage of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors that is equal to or greater than the greater of (a) 20% and (b) the percentage of the combined voting power of the outstanding voting securities owned by certain specified stockholders, with exceptions for certain acquisitions.

In the event that any payments made in connection with a change in control or termination would be subjected to the excise tax impose by Section 4999 of the Internal Revenue Code, the payments to the named executive officers would be reduced to the maximum amount that can be paid under the Code without the imposition of an excise tax under Section 4999 of the Internal Revenue Code, but only if such reduction provides a higher benefit on an after-tax basis to the named executive officers. We do not provide any “gross-up” payments to the named executive officers in connection with a change of control under any circumstances.

In addition to being eligible for benefits under the severance plan, each named executive officer holding unvested SEBs is also entitled to acceleration of such awards in certain circumstances. A named executive officer’s unvested SEBs accelerate upon the termination of his or her employment due to death or disability and upon a sale of the company. A “sale of the company”

generally means the acquisition of all or substantially all of the assets of the company or a transaction as a result of which the Berry family holds less than 50% of the equity interests in the Company. As a result of this offering, the Berry family may hold less than 50% of the equity interests in the company, which would cause the SEB awards to vest. The company does not intend to grant any SEBs in the future and Ms. Klinger and Messrs. Kelley and Jones are the only named executive officers who currently hold outstanding SEBs. At January 30, 2011 and based upon the formula set forth in the SEB award agreement, in the event of such named executive officer’s termination due to death or disability or a sale of the company, they would be entitled to cash payments with respect to their SEBs in the following amounts: Ms. Klinger: $160,828; Mr. Kelley: $115,122; and Mr. Jones: $46,049, which amounts are calculated based upon performance through December 31, 2010.

Under the severance plan and SEBs each named executive officer would be entitled to receive the following estimated payments and benefits. These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment and would only be payable if a change in control or termination, as applicable, were to occur. The tables reflect the amount that could be payable under the severance plan and SEBs, assuming that the termination of employment, as applicable, or change in control and, if applicable, termination of the named executive officer’s employment, occurred at January 30, 2011.

Termination of employment without cause or good reason other than in connection with a change in control

Name	Severance amount ($)(1)	Value of benefits ($)(2)	Total ($)

Craig Carlock	1,083,334	66,725	1,150,059
Lisa Klinger	702,501	44,716	747,217
Sean Crane	574,400	55,356	629,756
Randy Kelley	434,375	45,066	479,441
Marc Jones	457,501	44,084	501,585

(1)	The severance amounts represent the maximum amounts payable under the severance plan. The severance plan provides that severance payments may be reduced to avoid the application of taxes imposed under the Internal Revenue Code, and therefore the named executive officers may elect to receive an amount less than the amount reflected in this table.

(2)	Benefits include medical and welfare benefits, including medical, dental and long-term disability, for the named executive officer and, if applicable, his or her spouse and dependents.

Termination of employment without cause or good reason

in connection with change in control

Name	Severance amount ($)(1)	Value of benefits ($)(2)	Early vesting of stock options ($)(3)	Acceleration of SEBs ($)(4)	Total ($)

Craig Carlock	1,388,607	66,725	917,904		2,373,239

Lisa Klinger	875,751	44,716	624,173	160,828	1,705,468
Sean Crane	716,672	55,356	624,173		1,396,201
Randy Kelley	518,557	45,066	624,173	115,122	1,302,918
Marc Jones	518,001	44,084	624,173	46,049	1,232,307

(1)	The severance amounts represent the maximum amounts payable under the severance plan for a termination in connection with a change in control. The severance plan provides that severance payments may be reduced to avoid the application of taxes imposed under the Internal Revenue Code, and therefore the named executive officers may elect to receive an amount less than the amount reflected in this table.

(2)	Benefits include medical and welfare benefits, including medical, dental and long-term disability, for the named executive officer and, if applicable, his or her spouse and dependents.

(3)	Based on a per share price of $36.29, which was the closing price per share of our common stock on the last business day of the Transition Period (January 28, 2011). The value of the early vesting of stock options is calculated using the difference between the $36.29 per share price and the option exercise price per share. For a detailed listing of the exercise prices of these options, please see the 2010 Value of Outstanding Equity Awards at Year-End Table above.

(4)	The value of the SEB acceleration as of January 30, 2011, the last day of the Transition Period, is equal to the cash base amount of the relevant SEB increased by the percentage increase in average adjusted EBITDA for the three years preceding the end of the last full year fiscal year (December 31, 2010) from average adjusted EBITDA for the three years preceding the end of the last full year fiscal year preceding the grant of the awards; however, the payout will never be less than the cash base amount of the relevant Shadow Equity Bonus award.

2010 Omnibus incentive compensation plan

General

Set forth below is a summary of the 2010 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), which is qualified in its entirety by the specific language of the Omnibus Plan, a copy of which has been filed with the Securities and Exchange Commission and is available upon written request to the company.

The Omnibus Plan was adopted by our board of directors and approved by our stockholders in connection with our initial public offering. The purpose of the Omnibus Plan is to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) and (ii) enabling such individuals to participate in our long-term growth and financial success.

Summary of the omnibus plan

Types of awards.    The Omnibus Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted share awards, restricted stock units (“RSUs”), performance compensation awards, cash incentive awards, deferred share units and other equity-based and equity-related awards.

Plan administration.    The Omnibus Plan is administered by our board of directors, the compensation committee of the board of directors or a subcommittee thereof, or such other committee our board of directors designates to administer the Omnibus Plan (the “Committee”). Subject to the terms of the Omnibus Plan and applicable law, the Committee has discretion to administer the Omnibus Plan, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of common shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (iv) determine the terms and conditions of any awards, (v) determine the vesting schedules of awards and, if certain performance criteria must be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (vi) determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, common shares, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended, (vii) determine whether, to what extent and under what circumstances cash, common shares, other securities, other awards, other property and other amounts payable with respect to an award shall be deferred either automatically or at the election of the holder thereof or of the Committee, (viii) interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in, the Omnibus Plan and any instrument or agreement relating to, or award made under, the Omnibus Plan, (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Omnibus Plan, (x) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Plan.

Subject to adjustment for changes in capitalization, the maximum aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Omnibus Plan is equal to 3,500,000 (the “Plan Share Limit”), of which 3,500,000 common shares may be delivered pursuant to ISOs granted under the Omnibus Plan (the “Plan ISO Limit”). Awards that are required to be settled in cash do not reduce the Plan Share Limit. If any award granted under the Omnibus Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of all common shares subject thereto, or is settled other than wholly by the delivery of shares of common stock (including, without limitation, cash settlement), then, in each case, the number of shares subject to such award that were not issued with respect to such award are not treated as issued under the Omnibus Plan and the Plan Share Limit increases by such number of shares. Further, the Plan Share Limit is increased as a result of the surrender or tender of shares of common stock in payment of the exercise price of an award or any taxes required to be withheld in respect of an award; however, the Plan ISO Limit will not be increased. With respect to awards intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) of the Code, subject to adjustment for changes in capitalization, (i) in the case of awards that are settled in shares of common stock, the maximum number of shares that are available to be granted to any participant in any year under the Omnibus Plan is 500,000 (the “Annual Individual Plan Share Limit”), and (ii) in the case of awards that are settled in cash based on the fair market value of a share, the maximum aggregate amount of cash that may be paid pursuant to awards granted to any participant in any year under the Omnibus Plan is equal to the per-share fair market value as of the relevant vesting, payment or settlement date multiplied by the Annual Individual Plan Share Limit. In the case of all awards other than those described in the preceding sentence, the maximum aggregate amount of cash and other property (valued at its fair market value) other than common shares that may be paid or delivered pursuant to awards under the Omnibus Plan to any participant in any fiscal year is equal to $4,000,000.

Changes in capitalization.    In the event of any extraordinary dividend or other extraordinary distribution, recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off affecting the shares of common stock, the Committee will make adjustments and other substitutions to awards under the Omnibus Plan in the manner it determined to be appropriate or desirable. In the event of any reorganization, merger, consolidation, combination, repurchase or exchange of our common stock or other similar corporate transactions, the Committee in its discretion would be permitted to make such adjustments and other substitutions to the Omnibus Plan and awards under the Omnibus Plan as it deems appropriate or desirable.

Substitute awards.    Subject to prohibitions on “repricing”, the Committee is permitted to grant awards in assumption of, or in substitution for, outstanding awards previously granted by us or any of our affiliates or a company that we acquired or with which we combined. Any shares of common stock issued by us through the assumption of or substitution for outstanding awards granted by a company that we acquired do not reduce the aggregate number of shares available for awards under the Omnibus Plan, except that awards issued in substitution for ISOs reduces the Plan ISO Limit.

Source of shares.    Any shares issued under the Omnibus Plan will consist, in whole or in part, of authorized and unissued shares of common stock or of treasury shares.

Eligible participants.    Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of us or our affiliates is eligible to participate in the Omnibus Plan. We currently expect that awards will be generally limited to approximately 7,200 employees and non-employee directors (of whom there are currently eligible directors).

Stock options.    The Committee is permitted to grant both ISOs and NSOs under the Omnibus Plan. The exercise price for options may not be less than the fair market value (as defined in the Omnibus Plan) of common stock on the grant date. The Committee may not reprice any option granted under the Omnibus Plan without the approval of our stockholders. All options granted under the Omnibus Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO. Under the Omnibus Plan, all ISOs and NSOs will be intended to qualify as “performance-based compensation” under Section 162(m) of the Code, unless otherwise determined by the Committee. Subject to the provisions of the Omnibus Plan and the applicable award agreement, the Committee will determine, at or after the grant of an option, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any option.

Subject to the applicable award agreement, options vest and become exercisable with respect to 25% of the common shares subject to such options on each of the first four anniversaries of the grant date. Unless otherwise set forth in the applicable award agreement, each option expires upon the earlier of (a) the tenth anniversary of the date the option was granted and (b) three months after the participant who was holding the option ceased to be a director, officer, employee or consultant for us or one of our affiliates. The exercise price will be permitted to be paid (1) with cash (or its equivalent), (2) in the discretion of the Committee, (i) with previously acquired common shares, (ii) through delivery of irrevocable instructions to a broker to sell our common stock otherwise deliverable upon the exercise of the option (provided that there was a public market for our common stock at such time) or (iii) by having us withhold common stock otherwise issuable pursuant to exercise of the option or (3) any other method or combination of methods approved by the Committee, provided that the combined value of all cash and cash equivalents and the fair market value of any such shares of common stock so tendered to us as of the date of such tender, together with any such shares withheld by us in respect of taxes relating to an option, was at least equal to such aggregate exercise price.

Stock appreciation rights.    The Committee is permitted to grant SARs under the Omnibus Plan. The exercise price for SARs may not be less than the fair market value (as defined in the Omnibus Plan) of our common stock on the grant date. The Committee may not reprice any SAR granted under the Omnibus Plan without the approval of our stockholders. Upon exercise of an SAR, the holder will receive cash, common shares, other securities, other awards, other property or a combination of any of the foregoing, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of common stock on the date of exercise of the SAR over the exercise price of the SAR. Under the Omnibus Plan, all SARs are intended to qualify as “performance-based compensation” under Section 162(m) of the Code, unless otherwise determined by the Committee. Subject to the applicable award agreement, SARs vest and become exercisable with respect to 25% of the common shares subject to such SARs on each of the first four anniversaries of the grant date. Unless otherwise set forth in the applicable award agreement, each SAR will expire upon the earlier of (a) the tenth anniversary of the date the SAR was granted and (b) three months after the participant who was holding the SAR ceased to be a director, officer, employee or consultant for us or one of our affiliates. Subject to the provisions of the Omnibus Plan and the applicable award agreement, the Committee will determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR. No SAR granted under the Omnibus Plan may be exercised more than ten years after the date of grant.

Restricted shares and restricted stock units.    Subject to the provisions of the Omnibus Plan, the Committee is permitted to grant restricted shares and RSUs. Restricted shares and RSUs are not be permitted to be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Omnibus Plan or the applicable award agreement. Restricted shares could be evidenced in such manner as the Committee would determine.

An RSU may be granted with respect to a specified number of shares or have a value equal to the fair market value of one such common share. Subject to the applicable award agreement, restricted shares and RSUs vest and become exercisable with respect to 25% of the common shares subject to such restricted shares and RSUs on each of the first four anniversaries of the grant date. Upon the lapse of restrictions applicable to an RSU, the RSU could be paid in cash, common shares, other securities, other awards or other property, as determined by the Committee, or in accordance with the applicable award agreement. In connection with each grant of restricted shares, except as provided in the applicable award agreement, the holder will be entitled to the rights of a stockholder in respect of such restricted shares, including the right to vote and receive dividends. The Committee will be permitted to, on such terms and conditions as it might determine, provide a participant who holds RSUs with dividend equivalents, payable in cash, common shares, other securities, other awards or other property. If a restricted share or RSU were intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the requirements described below in “—Performance Compensation Awards” would be required to be satisfied in order for such restricted share or RSU to be granted or vest.

Other stock-based awards.    Subject to the provisions of the Omnibus Plan, the Committee is permitted to grant to participants other equity-based or equity-related compensation awards, including vested stock. The Committee is permitted to determine the amounts and terms and conditions of any such awards.

Cash incentive awards.    Subject to the provisions of the Omnibus Plan, the Committee is permitted to grant cash incentive awards payable upon the attainment of performance goals. Subject to the provisions of the Omnibus Plan and the applicable award agreement, the Committee would determine the conditions under which cash incentive awards would vest or be forfeited.

Performance compensation awards.    The Committee is permitted to designate any award granted under the Omnibus Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as “performance-based compensation” under Section 162(m) of the Code. Awards designated as performance compensation awards are subject to the following additional requirements:

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Recipients of performance compensation awards.    The Committee may, in its discretion, designate within the first 90 days of a performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the participants who is eligible to receive performance compensation awards in respect of such performance period. The Committee may also determine the length of performance periods, the types of awards to be issued, the performance criteria that are used to establish the performance goals, the kinds and levels of performance goals and any performance formula used to determine whether a performance compensation award had been earned for the performance period.

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Performance criteria applicable to performance compensation awards.    The performance criteria are limited to the following: (1) share price, (2) net income or earnings before or after taxes (including earnings before interest, taxes, depreciation and/or amortization), (3) operating income, (4) earnings per share (including specified types or categories thereof), (5) cash flow (including specified types or categories thereof), (6) cash flow return on capital, (7) revenues (including specified types or categories thereof), (8) return measures (including specified types or categories thereof), (9) sales or product volume, (10) inventory turns, (11) working capital, (12) gross or net profitability/profit margins, (13) objective measures of productivity or operating efficiency, (14) costs (including specified types or categories thereof), (15) budgeted expenses (operating and capital), (16) market share (in the aggregate or by segment), (17) level or amount of acquisitions, (18) economic value-added, (19) enterprise value, (20) book value, (21) customer satisfaction survey results, (22) objective measures related to store openings, relocatings and remodelings (including number, cost, timeline, productivity and operating efficiency) and (23) objective measures related to lease arrangements (including number, cost and timeline). These performance criteria are permitted to be applied on an absolute basis or be relative to one or more peer companies or indices or any combination thereof or, if applicable, be computed on an accrual or cash accounting basis. To the extent required under Section 162(m) of the Code, the Committee would, within the first 90 days of the applicable performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective manner the method of calculating the performance criteria it selected to use for the performance period.

•	Modification of performance goals. The Committee is permitted to adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of,

or in recognition of, any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting the company, any of its affiliates, subsidiaries, divisions or operating units (to the extent applicable to such performance goal) or its financial statements or the financial statements of any of its affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions, so long as that adjustment or modification did not cause the performance compensation award to fail to qualify as “performance-based compensation” under Section 162(m) of the Code.

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Requirements to receive payment for 162(m) awards.    Except as both otherwise permitted by Section 162(m) of the Code and as determined in the discretion of the Committee, in order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants are required to be employed by us on the last day of the performance period, the performance goals for such period are required to be satisfied and certified by the Committee and the performance formula is required to determine that all or some portion of the performance compensation award had been earned for such period.

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Negative discretion.    The Committee may, in its discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals had been attained.

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Limitations on committee discretion.    Except as otherwise permitted by Section 162(m) of the Code, in no event could any discretionary authority granted to the Committee under the Omnibus Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals had not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) or increase a performance compensation award above the maximum amount payable under the underlying award.

Amendment and termination of the omnibus plan.    Subject to any applicable law or government regulation, to any requirement that must be satisfied if the Omnibus Plan were intended to be a stockholder approved plan for purposes of Section 162(m) of the Code and to the rules of The NASDAQ Global Select Market, the Omnibus Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval may be required for any amendment that would (a) increase the Plan Share Limit or the Plan ISO Limit, (b) change the class of employees or other individuals eligible to participate in the Omnibus Plan or (c) allow “repricing” without stockholder approval. No modification, amendment or termination of the Omnibus Plan that was adverse to a participant is effective without the consent of the affected participant, unless otherwise provided by the Committee in the applicable award agreement.

The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively. However, unless otherwise provided by the Committee in the applicable award agreement or in the Omnibus Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted would not to that extent be effective without the consent of the affected participant.

Change of control.    The Omnibus Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of the company, unless provision was made in connection with the change of control for assumption of, or substitution for, awards previously granted:

•	any options and SARs outstanding as of the date the change of control was determined to have occurred would become fully exercisable and vested, as of five days prior to the change of control;

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all cash incentive awards and other awards designated as performance compensation awards must paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

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all other outstanding awards would automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto would lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

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during any period of 24 consecutive calendar months, a change in the composition of a majority of our board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors;

•	consummation of certain mergers or consolidations of the company with any other corporation following which our stockholders hold 50% or less of the combined voting power of the surviving entity;

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our stockholders approve a plan of complete liquidation or dissolution of the company unless such liquidation or dissolution is part of a transaction or series of transactions described in the preceding bullet; or

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certain acquisitions by any individual, entity or group (other than the Berry family) of beneficial ownership of a percentage of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors that was equal to or greater than 20%.

Term of the omnibus plan.    No award is permitted to be granted under the Omnibus Plan after the tenth anniversary of the date the Omnibus Plan was approved by our stockholders.

Employee stock purchase plan

Set forth below is a summary of our Employee Stock Purchase Plan (the “ESPP”), which is qualified in its entirety by the specific language of the ESPP, a copy of which has been filed with the Securities and Exchange Commission and is available upon written request to the company.

The ESPP was adopted by our board of directors and approved by our stockholders in connection with the initial public offering. The purpose of the ESPP is to provide an incentive for our employees to acquire a proprietary interest in us through the purchase of shares of our common stock.

The ESPP is administered by the compensation committee of our board of directors or such other committee as may be determined by our board. The compensation committee has complete and absolute authority to make any and all decisions regarding the administration of the ESPP, including the authority to construe and interpret the ESPP; establish, amend and revoke administrative rules and procedures relating to the ESPP; and make all determinations it deems advisable for the administration of the ESPP.

The ESPP is a payroll deduction plan that permits eligible employees to purchase shares of our common stock at a discount from the market price. Each participant determines the amount of the payroll deductions that will be applied to the purchase of common stock. The maximum number of shares of common stock that may be purchased by a participant in any year pursuant to the ESPP and any other stock purchase plan of us or any related corporation is the number of shares having a fair market value of $25,000.00 (determined as of the grant date), which is the annual limit prescribed under Section 423 of the Internal Revenue Code. The maximum number of shares of common stock that may be purchased by a participant in any offering period is the number of shares having a fair market value of $25,000.00 (determined as of the first day of the offering), subject to the annual limitation described above.

Shares are purchased on the last business day of each offering period through an account maintained on behalf of the participant. The shares are purchased directly from us and are allocated to participant accounts at the discounted purchase price. If a participant’s employment terminates for any reason, payroll deductions under the ESPP are discontinued.

We make no contributions to the ESPP, other than making common stock available for purchase at a discount and paying the costs of administering the ESPP.

The number of shares of common stock that are authorized and available for issuance under the ESPP is 1,000,000.

Certain relationships and related party transactions

Relationship with the Berry family

Prior to this offering, approximately 67% of our outstanding shares of common stock were owned by the Berry family. After completion of this offering, the Berry family will own approximately 42% of the outstanding shares of our common stock, or approximately 38% if the underwriters exercise their overallotment option in full. The Berry family is not subject to any contractual obligation to retain its controlling interest in us, except that the Berry family has agreed, subject to exceptions, not to sell or otherwise dispose of any of our shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC.

As significant stockholders, the Berry family will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders. See “Risk Factors—After this offering, the Berry family will continue to have substantial influence over us and will maintain the ability to influence the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.”

Revolving loans

On March 11, 2004, we, as lender, entered into a $2.0 million revolving loan facility with Ray Berry, Beverly Berry, Brett Berry and Amy Barry, as borrowers. Borrowings accrued interest at a rate determined by us, provided that such rate was not less than the Applicable Federal Rate of Interest as promulgated by the Internal Revenue Service from time to time (“AFR”) nor more than 100 basis points above the AFR. Principal and interest was payable on demand. At and after December 31, 2009 and December 31, 2010, there were no advances outstanding under this facility. The largest amount of principal outstanding under this facility since December 31, 2008 was $600,000, which was repaid along with $1,600 of interest in 2009.

Also on March 11, 2004, we, as borrower, entered into a $2.5 million subordinated revolving loan facility with Ray Berry, Beverly Berry, Brett Berry and Amy Barry, as lenders. Borrowings accrued interest at a rate determined by the lenders, provided that such rate was not to be less than the AFR nor more than 100 basis points above the AFR. Principal and interest were payable on demand. At December 31, 2008, 2009 and 2010, there were no advances outstanding under this facility. Since December 31, 2008, we have not borrowed any amounts under this facility.

These revolving loan facilities were terminated on April 30, 2010.

Registration rights

In connection with our initial public offering, we entered into a registration rights agreement with the Berry family pursuant to which we granted them registration rights with respect to our common stock owned by them. These rights include demand registration rights, shelf registration rights and “piggyback” registration rights, as well as customary indemnification. All fees, costs and expenses related to registrations will be borne by us, other than stock transfer taxes and underwriting discounts or commissions.

•	Demand registration rights. The registration rights agreement grants the Berry family demand registration rights. We will be required, upon the written request of any two or more of Ray Berry, Brett Berry and Amy Barry, to use our reasonable best efforts to effect registration of shares requested to be registered by the Berry family as soon as practicable after receipt of the request. We are not required to effect any such demand registration within 180 days after the effective date of a previous demand registration. We are not required to effect a demand registration on Form S-1 after we have effected three such demand registrations. The registration of shares offered by this prospectus will be deemed one such demand registration. We are not required to comply with any registration demand unless the anticipated aggregate offering amount equals or exceeds $75.0 million.

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Shelf registration rights.    The registration rights agreement grants the Berry family shelf registration rights. Under the terms of the registration rights agreement, any two or more of Ray Berry, Brett Berry and Amy Barry may demand that we file a shelf registration statement with respect to those shares requested to be registered by the Berry family. Upon such demand, we are required to use our reasonable best efforts to effect such registration.

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“Piggyback” registration rights.    The registration rights agreement grants the Berry family “piggyback” registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration.

Tax indemnification agreements

In connection with our initial public offering, we entered into tax indemnification agreements with our stockholders prior to the offering. Pursuant to these agreements, we agreed that upon filing any tax return (amended or otherwise), or in the event of any restatement of our taxable income, in each case for any period during which we were an S-corporation, we will make a payment to each stockholder on a pro rata basis in an amount sufficient so that the stockholder with the highest incremental estimated tax liability (calculated as if the stockholder would be taxable on its allocable share of our taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts we previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. We also agreed to indemnify the stockholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

Procedures for related party transactions

Our board of directors has adopted a written code of ethics for our company, which is available on our corporate website at www.thefreshmarket.com. The code of ethics was not in effect when we entered into certain of the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to then approve or reject any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant by the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee approves only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Principal and selling stockholders

The following table sets forth information as of March 18, 2011 regarding the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering (assuming no exercise of the underwriters’ overallotment option), by:

•	each person known by us to beneficially own more than 5% of our common stock;
•	each selling stockholder;
•	each of our named executive officers;
•	each of our directors; and
•	all of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days.

The following table also sets forth shares underlying options to purchase common stock that are held by our executive officers, all of which were granted upon the consummation of our initial public offering.

The address of each person named in the table below, unless otherwise indicated, is c/o The Fresh Market, Inc., 628 Green Valley Road, Suite 500, Greensboro, North Carolina 27408. For a discussion of the relationships between us and the selling stockholders see “Management”.

	Shares of common stock beneficially owned prior to the offering		Shares offered hereby	Shares of common stock beneficially owned after the offering		Shares of common stock underlying options(1)
Beneficial owner	Number	%	Number	Number	%	Number

5% Stockholders:
Fidelity Investments(2)	4,489,695	9.0%	—	4,489,695	9.0%	—
Winston Berry(3)	2,764,514	5.76%	953,526	1,810,988	3.8%	—

Directors and Officers:
Ray Berry(4)	7,969,675	16.61%	2,957,951	5,011,724	10.4%	—
Brett Berry(5)	7,770,861	16.19%	2,956,641	4,814,220	10.0%	—
Michael Barry(6)	11,829,284	24.65%	4,157,010	7,672,274	16.0%	—
David Rea	—	*	—	—	*	2,727
Jeffrey Naylor	—	*	—	—	*	2,727
Craig Carlock	191,821	*	—	191,821	*	64,234
Lisa Klinger	153,484	*	—	153,484	*	43,679
Sean Crane	115,091	*	—	115,091	*	43,679
Randy Kelley	76,729	*	—	76,729	*	43,679
Marc Jones	111,570	*	—	111,570	*	43,679
Scott Duggan	—	*	—	—	*	43,679
Executive Officers and directors as a group(11 persons)	28,218,515	58.80%	11,025,128	17,193,387	35.8%	288,083

Other Selling Stockholders:
Amy Barry(7)	1,780,037	3.71%	893,930	886,107	1.8%	—

*	Represents less than 1%.

(1)	The amounts in this column with respect to Messrs. Carlock, Crane, Kelley and Jones and Ms. Klinger include shares of common stock underlying options that were granted upon the consummation of our initial public offering. Under the rules and regulations of the SEC the shares of common stock underlying such options are not beneficially owned by the holder of the option because the holder will not have the right to exercise the option and thereby acquire the power to vote or direct the voting of the underlying shares, or to dispose or direct the disposition thereof, within 60 days. The amounts in this column with respect to Messrs. Rea and Naylor include restricted stock awards the restrictions of which remain in effect and do not lapse within 60 days.

(2)	This information is based upon a Schedule 13G filed with the SEC on February 11, 2011 by Fidelity Management & Research Company (“Fidelity Investments”), a wholly owned subsidiary of FMR L.L.C. The address of Fidelity Investments is 82 Devonshire Street, Boston, Massachusetts 02109.

(3)	Prior to this offering, consists of 1,382,257 shares held of record by the Tuttle Trust, as to which she is co-trustee along with J.P. Morgan Trust Company of Delaware and as to which she has voting and investment power as special holdings adviser and 1,382,257 shares of record held by the Millard Trust, as to which she is co-trustee along with J.P. Morgan Trust Company of Delaware and as to which she has voting and investment power as special holdings adviser. After this offering, consists of 905,494 shares held of record by the Tuttle Trust and 905,494 shares held of record by the Millard Trust. Ms. Berry is the daughter-in-law of Mr. Ray Berry and the wife of Mr. Brett Berry.

(4)	Prior to the offering, consists of 7,969,675 shares held of record by the Paiko Trust, as to which he is trustee and has sole voting and investment power. After this offering, consists of 5,011,724 shares held of record by the Paiko Trust.

(5)	Prior to this offering, consists of 2,415,585 shares held of record by the Gibson Trust, as to which he is trustee and has sole voting and investment power, 1,096,824 shares held of record by the Jenner Trust, as to which he has voting and investment power as special holdings adviser and 4,258,452 shares held of record by the Floyd Trust, as to which he has voting and investment power as special holdings adviser. Excludes (i) 2,785,008 shares held of record by the Rossler Trust, as to which he is co-trustee along with Ms. Barry and J.P. Morgan Trust Company of Delaware, but does not have voting or investment power and disclaims beneficial ownership, (ii) 1,382,257 shares held of record by the Tuttle Trust, as to which he is an investment adviser but does not have voting or investment power with respect to the Company’s stock and disclaims beneficial ownership and (iii) 1,382,257 shares held of record by the Millard Trust, as to which he is an investment adviser but does not have voting or investment power with respect to the Company’s stock and disclaims beneficial ownership. After this offering, consists of 1,330,951 shares held of record by the Gibson Trust, 715,414 shares held of record by the Jenner Trust and 2,767,855 shares held of record by the Floyd Trust. Excludes (i) 1,795,726 shares held of record by the Rossler Trust, (ii) 905,494 shares held of record by the Tuttle Trust and (iii) 905,494 shares held of record by the Millard Trust.

(6)	Prior to this offering, consists of 1,093,279 shares held of record by the Unger Trust, as to which he has voting and investment power as special holdings adviser, 4,242,379 shares held of record by the Keigan Trust, as to which he has voting and investment power as special holdings adviser, 2,785,008 shares held of record by the Rossler Trust, as to which he has voting and investment power as special holdings adviser, 1,236,206 shares held of record by the Lerra Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee, 1,236,206 shares held of record by the Farra Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee, and 1,236,206 shares held of record by the Caito Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee. After this offering consists of 711,869 shares held of record by the Unger Trust, 2,743,319 shares held of record by the Keigan Trust, 1,795,726 shares held of record by the Rossler Trust, 807,120 shares held of record by the Lerra Trust, 807,120 shares held of record by the Farra Trust and 807,120 shares held of record by the Caito Trust.

(7)	Prior to the offering, consists of 1,780,037 shares held of record by the Atma Trust as to which she is trustee and has sole voting and investment power. Excludes (i) 2,785,008 shares held of record by the Rossler Trust, as to which she is co-trustee along with Mr. Brett Berry and J.P. Morgan Trust Company of Delaware, but does not have voting or investment power and disclaims beneficial ownership and (ii) 5,335,658 shares held for her benefit by certain trusts, as to which she does not have voting or investment power and disclaims beneficial ownership. After this offering, consists of 886,107 shares held of record by the Atma Trust. Excludes (i) 1,795,726 shares held of record by the Rossler Trust, and (ii) 3,455,188 shares held for her benefit by certain trusts, as to which she does not have voting or investment power and disclaims beneficial ownership. Ms. Barry is the daughter of Mr. Ray Berry and the wife of Mr. Michael Barry.

Description of capital stock

Our authorized capital stock consists of 240,000,000 shares, the rights and preferences of which may be established from time to time by our board of directors, which is made up of:

•	200,000,000 shares of common stock, par value $0.01 per share; and
•	40,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of this offering, there will be 47,991,045 outstanding shares of common stock and no outstanding shares of preferred stock.

The following is a summary of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common stock

The holders of our common stock are entitled to one vote per share on all matters voted upon by our stockholders, including the election or removal of directors, and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Subject to the rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Blank check preferred stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our certificate of incorporation permits us to issue up to 40,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; or
•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover effects of certain provisions of our certificate of incorporation and bylaws

General

Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Classified board of directors

Our certificate of incorporation provides that our board of directors be divided into three classes. Each class of directors serves three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No cumulative voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively.

Blank check preferred stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Stockholder action by written consent

For so long as the Berry family beneficially owns shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. Once the Berry family ceases to beneficially own shares of common stock representing greater than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Advance notice procedure

Our bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special meetings of stockholders

Our bylaws provide that special meetings of stockholders may be called only by a majority of our board of directors or the chairman of our board of directors.

Delaware anti-takeover law

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination”, including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder”, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of the specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. Our certificate of incorporation provides that we have elected to be exempt from the restrictions imposed under Section 203.

Limitation of liability of directors and officers

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. In addition, our bylaws provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. We enter into indemnification agreements with our directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also expect to continue to maintain directors and officers liability insurance.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Description of certain indebtedness

On February 22, 2011, the Company terminated its revolving credit facility that had been in place at December 31, 2010 and entered into a credit agreement with Bank of America, N.A. as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, and several other lending institutions (the “2011 Credit Facility”). The 2011 Credit Facility refinances and replaces the credit agreement dated February 27, 2007 by and among the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, and the several other lending institutions (the “2007 Credit Facility”). The 2011 Credit Facility matures February 22, 2016 and is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credit, refinancing and payment of fees. While the Company currently has no material domestic subsidiaries, other entities will guarantee the Company’s obligations under the 2011 Credit Facility if and when they become material domestic subsidiaries of the Company during the term of the 2011 Credit Facility.

The 2011 Credit Facility provides for total borrowings of up to $175 million. Under the terms of the 2011 Credit Facility, the Company is entitled to request an increase in the size of the facility by an amount not exceeding $75 million in the aggregate. If the existing lenders elect not to provide the full amount of a requested increase, or in lieu of accepting offers from existing lenders to increase their commitments, the Company may designate one or more other lender(s) to become a party to the 2011 Credit Facility, subject to the approval of the Administrative Agent. The 2011 Credit Facility includes a letter of credit sublimit of $25 million and a swing line sublimit of $10 million. At closing, approximately $74.7 million was drawn under the 2011 Credit Facility to repay borrowings under the 2007 Credit Facility.

At our option, outstanding borrowings bear interest at (i) the London Interbank Offered Rate plus an applicable margin that ranges from 1.00% to 2.25%, (ii) the Eurodollar rate plus an applicable margin that ranges from 1.00% to 2.25%, or (iii) the base rate plus an applicable margin that ranges from 0% to 1.25%, where the base rate is defined as the greatest of: (a) the federal funds rate plus 0.50%, (b) Bank of America’s prime rate and (c) the Eurodollar rate plus 1.00%. The commitment fee calculated on unused portions of the credit facility ranges from 0.30% to 0.45% per annum.

The 2011 Credit Facility contains a number of affirmative and restrictive covenants, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

In addition, the 2011 Credit Facility provides that we are required to maintain the following financial ratios:

•

a consolidated maximum leverage ratio as of the end of any quarter of not more than 4.25 to 1.00, based upon the ratio of (i) adjusted funded debt (as defined in the 2011 Credit Facility) to (ii) EBITDAR (as defined in the 2011 Credit Facility) over the period consisting of the four fiscal quarters ending on or before the determination date, and

•

a consolidated fixed charge coverage ratio of not less than 1.70 to 1.00, based upon the ratio of (i) EBITDAR (as defined in the 2011 Credit Facility) less cash taxes paid by the company and certain discretionary distributions over the period consisting of the four fiscal quarters ending on or immediately prior to the determination date to (ii) the sum of interest expense, lease expense, rent expense and the current portion of capitalized lease obligations for such period and the current portion of long-term liabilities for the four fiscal quarters ending as of the end of any quarter on or prior to the determination date.

Shares eligible for future sale

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

Sale of restricted securities

After the consummation of this offering, there will be 47,991,045 shares of our common stock outstanding. Of these shares, the 11,919,058 (13,706,916 if the underwriters exercise their overallotment option in full) shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering will be “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without restriction.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, currently approximately 479,910 shares; and

•

the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up arrangements

In connection with this offering, we, our directors, certain officers and the Berry family have each agreed to enter into lock-up agreements described in “Underwriting” that restrict the sale of shares of our common stock for up to 90 days after the date of this prospectus, subject to an extension if: (i) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the

90-day lock-up period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period. Following the lock-up period, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or pursuant to the registration rights described below.

Our lock-up agreement will provide exceptions for the issuance of shares of our common stock or the grant of options to purchase shares of our common stock pursuant to our existing employee benefit plans. The lock-up agreements for our directors, officers and the Berry family will provide exceptions for:

•

transfers as a bona fide gift or gifts, as long as the recipient agrees to be bound by the terms of the lock-up provisions, with the understanding that charitable transfers as bona fide gifts in an aggregate of 300,000 shares or less may be made independent of the transfer restrictions therein;

•	transfers to any trust for the direct or indirect benefit of the transferee or the immediate family of such person, as long as the recipient agrees to be bound by the terms of the lock-up provisions;

•	transfers to certain affiliates, as long as the recipient agrees to be bound by the terms of the lock-up provisions;

•	distributions to beneficiaries, limited partners or stockholders of the transferee, as long as the recipient agrees to be bound by the terms of the lock-up provisions;

•	sales of shares of our common stock pursuant to the exercise of any stock options outstanding as of the date of this prospectus; and

•	transfers pursuant to a will or other testamentary document or applicable laws of descent.

Registration rights

In connection with our initial public offering, we entered into a registration rights agreement with the Berry family pursuant to which we granted the Berry family registration rights with respect to our common stock owned by them. For more information, see “Certain Relationships and Related Party Transactions”.

Material U.S. federal income and estate tax

considerations for non-U.S. Holders

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “non-U.S. Holder”. You are a non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”) and all other applicable authorities (all such sources of law, “Tax Authorities”). The Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or other disposition of our common stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the five-year period ending on the date of disposition of our common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Information reporting and backup withholding requirements

We must report annually to the IRS and to each non-U.S. Holder the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a non-U.S. Holder or you are one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Recently enacted withholding legislation

Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution after December 31, 2012 unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity after December 31, 2012 unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a holder of common stock may be eligible for a refund or credit of such taxes. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

Underwriting

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Underwriter	Number of shares

J.P. Morgan Securities LLC	5,363,577
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,767,623
Morgan Stanley & Co. Incorporated	1,191,906
William Blair & Company, LLC	297,976
RBC Capital Markets Corporation	297,976

TOTAL	11,919,058

The expenses of the offering, not including the underwriting discount, are estimated at $912,455 and are payable by us.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,787,858 shares of common stock from the selling stockholders. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per share	Total without option	Total with option

Public offering price	$42.50	$506,559,965.00	$582,543,930.00
Underwriting discount	$1.4875	$17,729,598.77	$20,389,037.55
Proceeds, before expenses, to the selling stockholders	$41.0125	$488,830,366.23	$562,154,892.45

Shares of common stock sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.8925 per share from the offering price. If all the shares of common stock are not sold at the offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors, certain officers and the Berry family have each agreed with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period, then in each case the initial 90-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive, in writing, such extension.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “TFM”.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

In connection with this offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Relationships with the underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender, letter of credit issuer and a lender under our revolving credit facility, and has received and will receive compensation from us. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Foreign selling restrictions

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A. to “qualified investors” as defined in the Prospectus Directive, including:

(a) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B. to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Service and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in (or from) Switzerland.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Dubai international financial centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The

Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered pursuant to this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for the Company by Cravath, Swaine & Moore LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York in connection with this offering.

Experts

The financial statements of The Fresh Market, Inc. at December 31, 2009 and 2010, and for each of the two years in the period ended December 31, 2010 and at January 30, 2011, and for the 30-day period ended January 30, 2011, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, and at December 31, 2008, and for the year then ended by Grant Thornton, LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock the Selling Stockholders propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

The Fresh Market, Inc.

Financial statements

Years ended December 31, 2008, 2009, 2010 and the one month ended January 30, 2011

Report of independent registered public accounting firm

The Board of Directors and Stockholders of

The Fresh Market, Inc.

We have audited the accompanying balance sheets of The Fresh Market, Inc. as of December 31, 2009, 2010 and January 30, 2011, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2010 and the one month period ended January 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fresh Market, Inc. at December 31, 2009, 2010 and January 30, 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 and the one month period ended January 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Greensboro, North Carolina

March 22, 2011

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

The Fresh Market, Inc.:

We have audited the accompanying statements of income, stockholders’ equity and comprehensive income, and cash flows of The Fresh Market, Inc. (the Company) for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina

May 3, 2010 (except for the effects of the stock split described in the Basis of Presentation section of Note 2 , as to which the date is October 18, 2010)

The Fresh Market, Inc.

Balance sheets

(In thousands, except share amounts)

	December 31		January 30
	2009	2010	2011

Assets
Current assets:
Cash and cash equivalents	$2,824	$3,661	$7,867
Accounts receivable, net	1,480	1,663	1,296
Inventories	30,782	34,379	31,141
Prepaid expenses and other current assets	4,730	4,952	5,306
Deferred income taxes	—	7,891	6,109

Total current assets	39,816	52,546	51,719

Property and equipment:
Land	—	1,685	1,685
Store fixtures and equipment	190,680	206,148	206,909
Leasehold improvements	94,871	109,198	109,203
Office furniture, fixtures, and equipment	6,703	8,670	8,735
Automobiles	1,131	966	1,007
Construction in progress	9,351	13,654	17,042

Total property and equipment	302,736	340,321	344,581
Accumulated depreciation	(107,242)	(136,841)	(139,427)

Total property and equipment, net	195,494	203,480	205,154
Other assets	231	1,976	1,984

Total assets	$235,541	$258,002	$258,857

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$24,142	$25,764	$25,398
Accrued liabilities	32,844	42,066	41,040

Total current liabilities	56,986	67,830	66,438

Long-term debt	98,200	82,450	81,850
Closed store reserves	2,326	2,159	2,145
Deferred income taxes	—	23,458	23,293
Other long-term liabilities	9,727	12,893	13,054

Total noncurrent liabilities	110,253	120,960	120,342

Commitments and contingencies (Notes 3, 7, and 16)

Stockholders’ equity:
Preferred stock—$0.01 par value; 40,000,000 shares authorized, none issued	—	—	—
Common stock—$0.01 par value; 200,000,000 shares authorized, 47,991,045 shares issued and outstanding in 2009, 2010 and January 30, 2011	480	481	481
Additional paid-in capital	—	95,655	95,852
Accumulated other comprehensive loss—interest rate swaps	(1,592)	(682)	(674)
Retained earnings (accumulated deficit)	69,414	(26,242)	(23,582)

Total stockholders’ equity	68,302	69,212	72,077

Total liabilities and stockholders’ equity	$235,541	$258,002	$258,857

See accompanying notes.

The Fresh Market, Inc.

Statements of income

(In thousands, except share and per share amounts)

	Year ended December 31			One month ended January 30 2011

	2008	2009	2010

Sales	$797,805	$861,931	$974,213	$78,149
Cost of goods sold (exclusive of depreciation shown separately)	554,969	585,360	654,986	53,302

Gross profit	242,836	276,571	319,227	24,847

Operating expenses:
Selling, general and administrative expenses	180,765	191,250	244,378	17,623
Store closure and exit costs	562	4,361	792	37
Depreciation	24,482	27,880	33,122	2,729

Income from operations	37,027	53,080	40,935	4,458
Other (income) expenses:
Interest expense	5,267	3,806	2,374	87
Other income, net	(123)	(236)	(170)	(1)

	5,144	3,570	2,204	86

Income before provision for income taxes	31,883	49,510	38,731	4,372
Provision for income taxes
Recognition of net deferred tax liabilities upon C-corporation conversion	—	—	19,125	—
Tax provision (benefit), current year	326	308	(3,309)	1,712

Net income	$31,557	$49,202	$22,915	$2,660

Net income per share:
Basic and diluted	$0.66	$1.03	$0.48	$0.06

Dividends declared per common share	$0.54	$0.42	$1.00	$—

Weighted average common shares outstanding:
Basic	47,991,045	47,991,045	47,991,045	47,991,045

Diluted	47,991,045	47,991,045	48,059,882	48,095,459

Pro forma net income data (Unaudited):
Income before provision for income taxes	$31,883	$49,510	$38,731
Pro forma provision for income taxes	12,489	19,299	15,113

Pro forma net income	$19,394	$30,211	$23,618

Pro forma net income per share (Unaudited):
Basic and diluted	$0.40	$0.63	$0.49

Pro forma weighted average common shares outstanding (Unaudited):
Basic	47,991,045	47,991,045	47,991,045

Diluted	47,991,045	47,991,045	48,059,882

See accompanying notes.

The Fresh Market, Inc.

Statements of stockholders’ equity and comprehensive income

(In thousands, except share amounts)

	Common stock, $0.01 par value		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total stockholders’ equity
	Common shares outstanding	Common stock

Balance at December 31, 2007	47,991,045	$480	$—	$(992)	$34,754	$34,242

Comprehensive income:
Net income	—	—	—	—	31,557	31,557
Other comprehensive loss - interest rate swaps (Note 4)	—	—	—	(1,896)	—	(1,896)

Total comprehensive income						29,661

Distributions to stockholders	—	—	—	—	(25,998)	(25,998)

Balance at December 31, 2008	47,991,045	$480	$—	$(2,888)	$40,313	$37,905

Comprehensive income:
Net income	—	—	—	—	49,202	49,202
Other comprehensive income - interest rate swaps (Note 4)	—	—	—	1,296	—	1,296

Total comprehensive income						50,498
Distributions to stockholders	—	—	—	—	(20,101)	(20,101)

Balance at December 31, 2009	47,991,045	$480	$—	$(1,592)	$69,414	$68,302

Reclassification of undistributed retained earnings upon conversion from S-corporation to C-corporation	—	—	70,461	—	(70,461)	—
Issuance costs	—	—	(4,815)	—	—	(4,815)
Issuance of Restricted Stock Units	—	1	(1)	—	—	—
Share-based compensation associated with liability based awards	—	—	29,652	—	—	29,652
Share-based compensation - new awards	—	—	358	—	—	358
Comprehensive income:
Net income	—	—	—	—	22,915	22,915
Other comprehensive income - interest rate swaps, net of tax of $124 (Note 4)	—	—	—	910	—	910

Total comprehensive income						23,825
Distributions to stockholders	—	—	—	—	(48,110)	(48,110)

Balance at December 31, 2010	47,991,045	$481	$95,655	$(682)	$(26,242)	$69,212
Share-based compensation - new awards	—	—	197	—	—	197
Comprehensive income:
Net income	—	—	—	—	2,660	2,660
Other comprehensive income - interest rate swaps, net of tax of $5 (Note 4)	—	—	—	8	—	8

Total comprehensive income						2,668

Distributions to stockholders	—	—	—	—	—	—

Balance at January 30, 2011	47,991,045	$481	$95,852	$(674)	$(23,582)	$72,077

See accompanying notes.

The Fresh Market, Inc.

Statements of cash flows

(In thousands)

	Year ended December 31			One month ended January 30 2011

	2008	2009	2010

Operating activities

Net income	$31,557	$49,202	$22,915	$2,660
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,534	27,929	33,171	2,734
Impairments and loss on disposal of property and equipment	1,322	1,985	817	21
Share-based compensation associated with liability awards	—	232	29,420	—
Share-based compensation - new awards	—	—	358	197
Deferred income taxes	—	—	15,444	1,612
Change in assets and liabilities:
Accounts receivable	(404)	(157)	(184)	367
Inventories	(2,631)	829	(3,597)	3,238
Prepaid expenses and other assets	(489)	296	(2,016)	(365)
Accounts payable	2,362	2,584	1,622	(366)
Accrued liabilities and other long-term liabilities	4,137	1,874	13,488	(868)

Net cash provided by operating activities	60,388	84,774	111,438	9,230

Investing activities
Purchases of property and equipment	(64,571)	(36,424)	(41,983)	(4,424)
Proceeds from sale of property and equipment	78	38	57	—

Net cash used in investing activities	(64,493)	(36,386)	(41,926)	(4,424)

Financing activities
Borrowings on revolving credit note	140,220	230,896	326,641	23,886
Payments made on revolving credit note	(102,890)	(262,696)	(342,391)	(24,486)
Decrease in bank overdrafts	(3,743)	—	—	—
Equity issuance costs	—	—	(4,815)	—
Distributions to stockholders	(25,998)	(20,101)	(48,110)	—

Net cash provided by (used in) financing activities	7,589	(51,901)	(68,675)	(600)

Net increase (decrease) in cash and cash equivalents	3,484	(3,513)	837	4,206
Cash and cash equivalents at beginning of year	2,853	6,337	2,824	3,661

Cash and cash equivalents at end of year	$6,337	$2,824	$3,661	$7,867

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$5,202	$3,758	$2,272	$8

Cash paid during the period for taxes	$554	$355	$509	$—

See accompanying notes.

The Fresh Market, Inc.

Notes to financial statements

Years ended December 31, 2008, 2009, 2010 and the one month ended January 30, 2011

(in thousands, except for share and per share data)

1. Description of business

Operations

The Fresh Market, Inc., a Delaware company, is a high-growth specialty retailer focused on creating an extraordinary food shopping experience for its customers. Since opening its first store in 1982, the Company has offered high-quality food products, with an emphasis on fresh, premium perishables and an uncompromising commitment to customer service. The Company seeks to provide an attractive, convenient shopping environment while offering its customers a compelling combination of price and value.

2. Summary of significant accounting policies

Basis of presentation

In October 2010, the Company’s stockholders approved an amendment to the Company’s Articles of Incorporation to (i) increase the aggregate number of shares the Company is authorized to issue to 200,000,000 and (ii) change the par value of the Company’s common stock to $0.01 per share.

The Board of Directors of the Company and the Company’s stockholders also passed a joint written consent to effect a 1,360 for 1 split of the Company’s common stock (the “Stock Split”). The Stock Split became effective on October 15, 2010. All references to shares in the financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, have been adjusted to reflect the Stock Split on a retroactive basis. Stockholders’ equity has been adjusted to give retroactive recognition to the Stock Split in prior periods by reclassifying the par value of the additional shares arising from the stock split from additional paid-in capital and retained earnings to common stock.

In November 2010, the Company completed its initial public offering of 13,175,000 shares of common stock sold by certain selling stockholders at a public offering price of $22.00 per share, less underwriting discounts. In addition, on November 10, 2010, the selling stockholders in the initial public offering closed the sale of an additional 1,976,250 shares to the underwriters at the public offering price of $22.00 per share, less underwriting discounts, pursuant to the underwriters’ exercise in full of their overallotment option. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

On November 4, 2010, the Company’s Board of Directors and stockholders approved the filing of a new Certificate of Incorporation as part of the Company’s reincorporation in Delaware. The Certificate of Incorporation, which was filed in Delaware on November 5, 2010, (i) authorized 200,000,000 shares of common stock with a par value of $0.01 per share; and (ii) authorized 40,000,000 shares of preferred stock with a par value of $0.01 per share. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock, holders of the

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Company’s common stock are entitled to receive ratably any dividends that may be declared by the Company’s board of directors out of funds legally available therefor. Holders of the Company’s common stock are entitled to share ratably in the Company’s net assets upon the Company’s dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Company’s preferred stock then outstanding. Holders of the Company’s common stock do not have preemptive rights to purchase shares of the Company’s stock. The shares of the Company’s common stock are not subject to any redemption provisions and are not convertible into any other shares of the Company’s capital stock. The rights, preferences and privileges of holders of the Company’s common stock will be subject to those of the holders of any shares of the Company’s preferred stock we may issue in the future.

Change in fiscal year end

On January 26, 2011, the Company’s Board of Directors approved a change in the Company’s fiscal year end from December 31 of each year to the last Sunday in January of each year, commencing with the Company’s 2011 fiscal year, which will now begin January 31, 2011 and end January 29, 2012. As a result of the change, the Company had a one month transition period beginning January 1, 2011 and ending January 30, 2011 (the “Transition Period”).

Included in this report are the Company’s balance sheets as of December 31, 2009 and 2010 and January 30, 2011 and the statements of income, statements of stockholders’ equity and comprehensive income, and statements of cash flows for the 12 months ended December 31, 2008, 2009 and 2010 and the one month ended January 30, 2011.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

In certain instances, amounts previously reported in the financial statements have been reclassified to conform to current year presentation. The reclassifications have no effect on net income or stockholders’ equity as previously reported.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and credit and debit card sales transactions which settle within seven days of year-end.

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Accounts receivable

Accounts receivable consist primarily of receivables from vendors for certain promotional programs and other miscellaneous receivables and are presented net of an allowance for estimated uncollectible amounts of $127, $130, and $131 at December 31, 2009, 2010 and January 30, 2011.

Inventories

The Company’s inventories are stated at the lower of cost or market. For approximately 95%, 96% and 95% of the Company’s inventories at December 31, 2009, 2010 and January 30, 2011, respectively, cost was determined using the last-in, first-out, or LIFO, method. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory. The excess of the current cost of inventories over the LIFO value, or the LIFO reserve, was $4,506, $4,657, and $5,058 at, December 31, 2009, 2010 and January 30, 2011, respectively.

The Company determines the current cost of its inventories using the first-in, first-out, or FIFO, method. The FIFO value of inventories includes cost of goods and freight, net of vendor allowances. If the FIFO method had been used for all inventories, the carrying value of inventories would have been $35,289, $39,036 and $36,199 at December 31, 2009, 2010 and January 30, 2011, respectively.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

Store fixtures and equipment	3-10 years
Leasehold improvements	10 years
Office furniture, fixtures, and equipment	5-10 years
Automobiles	5 years
Software	3 years

Amortization of leasehold improvements is provided over the shorter of the estimated useful life of the asset or the term of the lease. The term of the lease includes renewal options for additional periods if the exercise of the renewal is considered to be reasonably assured.

When property is sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in selling, general and administrative expenses in the accompanying statements of income. Expenditures for maintenance and repairs are charged to expense as incurred.

Interest costs incurred on borrowed funds during the period of construction of capital assets are capitalized as a component of the cost of the capital assets. Interest costs of $201, $213 and $16

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

were capitalized during the years ended December 31, 2009 and 2010 and the one month ended January 30, 2011, respectively.

Impairment of long-lived assets

The Company assesses its long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances, such as unplanned negative cash flow, indicate the carrying value of an asset or asset group may not be recoverable. When assessing if an impairment exists, the Company aggregates long-lived assets at the individual store level which the Company considers to be the lowest level in the organization for which independent identifiable cash flows are available. Recoverability is measured by a comparison of the carrying amount of the asset group to the future undiscounted cash flows expected to be generated by the asset group. If an impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset group. The fair value is estimated based on discounted future cash flows or market values, if available.

Closed store reserve

The Company recognizes a reserve for future operating lease payments associated with retail stores that are no longer being utilized in its current operations. The reserve is calculated using the present value of the remaining noncancelable lease payments after the cease use date less an estimate of subtenant income. If subtenant income is expected to be higher than the current lease payments, no accrual is recorded. Lease payments included in the closed store reserve are expected to be paid over the remaining terms of the respective leases, which range from approximately seven to eleven years. The Company’s assumptions about subtenant income are based on the Company’s experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents and existing economic conditions. Adjustments to the closed store reserve relate primarily to changes in subtenant income and actual lease payments differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known.

Derivative financial instruments

The Company utilizes derivative financial instruments to hedge its exposure to changes in interest rates on its long-term debt. Such derivative financial instruments are commonly referred to as interest rate swaps (see Note 4). The Company does not use financial instruments or derivatives for any trading or other speculative purposes. The carrying amount of the Company’s interest rate swaps are measured on the balance sheet at their respective fair value on a recurring basis using a standard valuation model that incorporates inputs other than quoted prices that are observable. Amounts paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to interest expense.

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether its interest rate swaps used as cash flow hedges are highly effective in offsetting the changes in the cash flows of the underlying long-term debt. The assessment of hedge effectiveness consists of comparing the change in fair value of the Company’s interest rate swaps with the change in fair value of a hypothetical hedge instrument. Based on its assessment, the Company determined that its interest rate swaps are highly effective in hedging the Company’s exposure to fluctuations in interest rates. As such, changes in the fair value of the interest rate swaps are recorded in accumulated other comprehensive income. Ineffective portions of its hedges, if material, are recognized in current period earnings. If it is determined that the interest rate swaps are not highly effective as a hedge or cease to be highly effective, the Company will discontinue hedge accounting prospectively.

Revenue recognition

Revenue is recognized at the point of sale, net of coupons and discounts. Sales taxes are not included in revenue. As of January 30, 2011, the Company operates 100 stores in 20 states, primarily in the Southeast, Midwest and Mid-Atlantic United States.

Cost of goods sold

Cost of goods sold consists of the cost of inventory sold during the period, including the direct costs of purchased merchandise, distribution and supply chain costs, buying costs, supplies and store occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses and utilities related to the stores used in the Company’s operations. Rebates and discounts from suppliers are recorded as the related purchases are made and are recognized as a reduction to cost of goods sold as the related inventory is sold.

Selling, general, and administrative expenses

Selling, general and administrative expenses consist of certain retail store and corporate costs, including compensation (both cash and share-based), benefit costs, pre-opening expenses, advertising and other direct store and corporate administrative costs. Pre-opening expenses are costs associated with the opening of new stores including recruiting, relocating and training personnel and other miscellaneous costs. Pre-opening costs and costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs totaled approximately $1,475, $1,552, $1,737 and $145 in 2008, 2009, 2010 and the Transition Period, respectively.

Operating leases

Incentives received from lessors are deferred and recorded as a reduction of rental expense over the lease term using the straight-line method. As of December 31, 2009, 2010 and January 30, 2011, unamortized lease incentives of $105, $2,214 and $2,194, respectively, are included in other long-term liabilities on the accompanying balance sheets.

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Store lease agreements generally include rent holidays and rent escalation provisions and may include contingent rent provisions for percentage of sales in excess of specified levels. The Company recognizes rent holidays, including the time period during which the Company has control of the property prior to the opening of the store, as well as escalating rent provisions, as deferred rent expense and amortizes these balances on a straight-line basis over the term of the lease. For lease agreements that require the payment of contingent rents based on a percentage of sales above stipulated minimums, the Company begins accruing an estimate for contingent rent expense when it is determined that it is probable the specified levels of sales in excess of the stipulated minimums will be reached during the year.

Reclassification of undistributed retained earnings

Associated with the Company’s initial public offering, the Company converted from an S-corporation to a C-corporation under Subchapter C of the Internal Revenue Code. As a result of this conversion, the Company reclassified approximately $70.5 million in undistributed retained earnings as of the conversion date from Retained Earnings to Additional Paid-in Capital, as shown in the Statement of Stockholders’ Equity and Comprehensive Income. In conjunction with the offering, the Company paid issuance costs of $4.8 million, consisting of various registration, printing, and professional services fees, on behalf of the stockholders. As the Company did not receive any proceeds from the offering, the Company accounted for the issuance costs as a direct reduction in Additional Paid-in Capital, offsetting the reclassification of undistributed earnings.

Shadow equity bonus plan

The Company sponsors a shadow equity bonus plan under which variable bonus awards are granted to certain key employees. Bonus awards granted during a calendar year are effective as of January 1st of that year. The bonus awards fully vest on January 1st of the fifth year after the award is granted if the employee remains employed by the Company on that date. Other events triggering vesting of bonus awards include the disability or death of the employee or a sale of all or substantially all of the Company’s assets or equity as defined in the shadow equity bonus plan agreement.

The value of a vested bonus award is determined by taking the base amount of an award and applying a formula that is based on the Company’s performance as defined in the plan agreement. The Company records compensation expense related to the shadow equity bonus plan ratably over the vesting period. In determining compensation expense, the Company estimates the annual earnings of the Company over the vesting period. These earnings assumptions are a key component in calculating the percentage used in valuing the bonus awards. The Company adjusts its bonus awards accrual and the related compensation expense for the impact of the difference between its earnings estimates and actual earnings as reported in its audited financial statements.

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Share-based compensation—2010 omnibus incentive compensation plan

The Company grants options to purchase common stock under The Fresh Market, Inc. 2010 Omnibus Incentive Compensation Plan (“Plan”), which was adopted and approved by the Board of Directors during 2010. The Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted share awards, restricted stock units (“RSUs”), performance compensation awards, cash incentive awards, deferred share units and other equity-based and equity-related awards.

In accordance with ASC 718, Compensation–Stock Compensation, the Company determines the fair value of options using the Black-Scholes option-pricing model which requires the input of certain assumptions, including the expected life of the share-based awards, stock price volatility and interest rates. The awards are based on a four year graded vesting schedule over the requisite service period and the Company recognizes compensation expense on a straight line basis for all share-based awards net of actual forfeitures.

The fair value of RSUs and restricted stock awards is based on the fair market value of the Company’s common stock on the date of grant. The RSU awards are based on a four year graded vesting schedule over the requisite service period and the Company recognizes compensation expense on a straight line basis for RSUs net of actual forfeitures. Restricted share awards issued to independent directors vest at the earlier of one year or the next annual meeting of the stockholders pursuant to the Plan and the Company recognizes compensation expense on a straight line basis for the restricted stock awards net of actual forfeitures.

Share-based compensation—stockholder plan

In 2009, a stockholder of the Company granted stock options to certain key employees of the Company pursuant to separate arrangements between the stockholder and the respective employees. In accordance with authoritative accounting guidance, the Company accounts for the stock options granted by the stockholder as if the awards were made pursuant to a formal plan adopted by the Company under the premise that the Company receives benefits from the separate arrangement comparable to those it would receive from its own plan if one were in place.

Compensation expense related to stock option awards is accrued at a value based on the fair value of the awards. At the end of each reporting period, a portion of the fair value of the awards equal to the percentage of the requisite service rendered through the reporting date is determined and a liability is recorded. Compensation expense is recognized for the change in the liability. The Company determines the fair value of the awards using the Black-Scholes option-pricing model.

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Income taxes

For income tax purposes, the Company elected to be treated as an S-corporation under Subchapter S of the Internal Revenue Code for federal income tax purposes and for state income tax purposes where allowed. In general, corporate taxable income or loss of an S-corporation is allocated to its stockholders for inclusion in their personal income tax returns. Therefore, no provision or liability for federal or state income tax has been provided in the Company’s financial statements except for those states where S-corporation status is not recognized. Accordingly, state income taxes of $326 and $308 have been provided for these states for the years ended December 31, 2008 and 2009, respectively.

On November 9, 2010, the Company converted from S-corporation status to a C-corporation under Subchapter C of the Internal Revenue Code, thereby ceasing to be a pass-through entity for income tax purposes. As a result, the Company recorded deferred tax assets and liabilities using the estimated corporate effective tax rate.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted the provisions of the authoritative guidance on accounting for uncertainty in income taxes that was issued by the Financial Accounting Standards Board, or FASB. Pursuant to this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance also addresses other items related to uncertainty in income taxes including derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Comprehensive income

Comprehensive income refers to net income plus certain revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in stockholders’ equity. The components of the Company’s comprehensive income, other than net income, were unrealized gains and losses from changes in the fair value of interest rate swaps.

The Fresh Market, Inc.

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Unaudited pro forma income per share

In connection with the Company’s initial public offering, the Company terminated its S-corporation status and became subject to additional entity-level taxes beginning on November 9, 2010.

The Company has presented unaudited pro forma income per share data for 2008, 2009 and 2010 on the accompanying statements of income that was derived using the unaudited pro forma net income as presented. In calculating pro forma net income, the Company has adjusted historical net income to include an estimate for federal and state income taxes as if the Company were a C-corporation during those periods. Pro forma income taxes have been estimated using blended statutory federal and state income tax rates of 39.2%, 39.0%, 39.0% in 2008, 2009 and 2010, respectively.

Recent accounting pronouncements

In January 2010, the FASB issued authoritative guidance which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company adopted this statement in 2010 and the adoption did not have a material impact on the Company’s financial statements.

In February, 2010, the FASB issued an update, Amendments to Certain Recognition and Disclosure Requirements, to ASC 855, Subsequent Events (“ASC 855”), to clarify (a) an SEC filer or (b) a conduit bond obligor for conduit debt securities that are traded in a public market, is required to evaluate subsequent events through the date that the financial statements are issued. However an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between ASC 855 and the SEC’s disclosure requirements. The update is effective for interim and annual reporting periods beginning after February 24, 2010. Except for conduit debt obligors, the amendment is effective for interim or annual periods ending after June 15, 2010. The adoption did not have a material impact on the Company’s financial statements.

The Fresh Market, Inc.

Notes to financial statements (continued)

3. Long-term debt

Long-term debt consists of the following at December 31, 2009 and 2010 and January 30, 2011:

	December 31		January 30 2011
	2009	2010

Unsecured revolving credit note, with a maximum available borrowings of $175,000 at December 31, 2009 and 2010 and January 30, 2011, interest payable monthly at one-month LIBOR plus a margin, weighted-average interest rate of 3.3%, 2.7% and 1.5% for the years ended December 31, 2009, 2010 and the one month ended January 30, 2011, respectively	$98,200	$82,450	$81,850

The Company is a borrower under a $175,000 revolving credit agreement with a syndicate of banks. Per the credit agreement, the Company may borrow up to the maximum amount committed of $175,000 less outstanding letters of credit and swing line advances. The Company pays a fee, ranging from 0.1% to 0.15%, on the unused portion of the commitment. At December 31, 2009, 2010 and January 30, 2011, the Company had $70,896, $85,588 and $86,188, respectively, available to be drawn under the agreement. At the election of the Company, prepayments may be made at any time without premium or penalty upon notice to the appropriate agent. Amounts repaid are eligible to be redrawn at a future date. Advances under the credit facility bear variable interest, at the Company’s option, at either (a) a base rate as defined in the credit agreement or (b) one of two options for a London interbank offered rate, or LIBOR, plus an applicable margin. The applicable margin is between 0.4% and 1.4% and is determined by a financial ratio defined in the agreement. Historically, the Company has elected a one-month LIBOR rate option for all advances. All amounts outstanding are due and payable in February 2012.

The terms of the credit agreement provide that the Company must comply with certain covenants. The Company is, among other things, restricted in its ability to (i) create liens or use assets as security in other transactions, (ii) make various investments, (iii) incur additional indebtedness, (iv) sell assets or utilize asset sale or recovery proceeds, (v) make certain types of restricted payments, including dividends, or (vi) enter into transactions with affiliates. In addition, the Company is required to maintain certain financial ratios consisting of a covenant not to exceed a defined debt to earnings ratio and a covenant to maintain a minimum defined fixed charge coverage ratio.

The credit agreement allowed the Company, without restriction as to the amount, to pay dividends to its stockholders in order to enable them to pay federal and state income taxes on the taxable income generated by the Company and attributed to the stockholders as a result of the Company’s S-corporation status. The Company was required to make these distributions related to income taxes while it remained an S-corporation. In connection with the initial public offering, the Company’s S-corporation status was terminated as it was converted to a C-corporation. Since the conversion no dividends have been declared by the Company.

The loan agreement also provides the Company with standby letter of credit facilities up to $25,000, of which $5,904, $6,962 and $6,962 was outstanding at December 31, 2009, 2010 and

The Fresh Market, Inc.

Notes to financial statements (continued)

3. Long-term debt (continued)

January 30, 2011, respectively. The beneficiaries of these letters of credit are the Company’s workers’ compensation insurance carriers and a utility company.

On February 22, 2011, the Company entered into a new credit agreement that replaces the revolving credit note described above. See discussion in Note 19.

4. Interest rate swap agreements

The Company uses interest rate swap agreements to hedge variable cash flows associated with the interest on the Company’s revolving credit note by effectively converting a portion of its long-term debt from variable to fixed rates. The following are the key terms of the Company’s interest rate swap agreements in place at January 30, 2011:

Notional amount	Termination date	Fixed rate paid	Variable rate received

$ 15,000	November 15, 2011	4.91%	One-month LIBOR

As of December 31, 2009, 2010 and January 30, 2011, the fair value of the interest rate swaps reflected a liability of $1,592, $595 and $546, respectively, and is recorded in accrued liabilities and other long-term liabilities on the accompanying balance sheets. Changes in the fair value of the interest rate swap agreements are recognized as a component of comprehensive income and are recorded in accumulated other comprehensive loss in the stockholders’ equity section of the accompanying balance sheets. Changes in the fair value of the interest rate swap agreements resulted in a loss of $1,896 in 2008, and income of $1,296 and $910 and $8 net of taxes in 2009, 2010 and the Transition Period, respectively, in total comprehensive income. The amount of hedge ineffectiveness was not material for any period presented.

The unrealized loss for interest rate swaps in accumulated other comprehensive loss will be reclassified as interest expense over the remaining terms of the agreements. The amount that will be reclassified will vary depending upon the movement of the underlying interest rates. The Company expects to reclassify approximately $546 from accumulated other comprehensive loss to interest expense in the next year.

The following table summarizes the unrealized losses deferred as accumulated other comprehensive income related to the Company’s interest rate swaps:

	Year ended December 31		One month ended January 30 2011
	2009	2010

Unrealized loss deferred at beginning of year	$(2,888)	$(1,592)	$(682)
Deferral of unrealized loss in accumulated other comprehensive loss	(502)	(325)	(10)
Reclassification of unrealized loss to interest expense	1,798	1,359	23
Income tax effect	—	(124)	(5)

Unrealized loss deferred at end of year	$(1,592)	$(682)	$(674)

The Fresh Market, Inc.

Notes to financial statements (continued)

4. Interest rate swap agreements (continued)

An interest rate swap inherently contains credit risk due to the possible nonperformance by the counterparty of the obligation related to the swap. The Company monitors the credit worthiness of its counterparty and its existing exposure to them under the interest rate swap. The Company believes the overall exposure to credit risk is minimal.

Previously, the Company had two other interest rate swaps with a notional value of $12,500 and a fixed rate paid of 4.95% and $15,000 and a fixed rate paid of 3.89%. The interest rate swaps expired as of February 2010 and December 2010, respectively.

5. Fair value of financial instruments

The Company records its financial assets and liabilities at fair value in accordance with the framework for measuring fair value in authoritative accounting guidance. This framework establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The three levels of the fair value hierarchy are as follows:

Level 1	—	Quoted market prices in active markets for identical assets or liabilities;

Level 2	—	Inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The carrying amount of the Company’s interest rate swaps are measured at fair value, on a recurring basis, using a standard valuation model that incorporates inputs other than quoted prices that are observable. The classification of the Company’s interest rate swaps as of December 31, 2009 and 2010 and January 30, 2011, are as follows:

Fair Value Measurements	Level 1	Level 2	Level 3	Total

As of December 31, 2009:
Interest rate swaps	$—	$(1,592)	$—	$(1,592)

As of December 31, 2010:
Interest rate swaps	—	(595)	—	(595)

As of January 30, 2011:
Interest rate swaps	—	(546)	—	(546)

The carrying amounts of other financial instruments, including accounts receivable, accounts payable, accrued liabilities and other accrued expenses approximate fair value because of the short maturity of those instruments. Store closure reserves are recorded at net present value to approximate fair value. The carrying amount of long-term debt approximates fair value because

The Fresh Market, Inc.

Notes to financial statements (continued)

5. Fair value of financial instruments (continued)

the advances under this instrument bear variable interest rates which reflect market changes to interest rates and contain variable risk premiums based on certain financial ratios achieved by the Company. The Company did not elect to report any of its nonfinancial assets or nonfinancial liabilities at fair value.

6. Closed store reserves

Store closure and exit costs in 2008, 2009, 2010 and the Transition Period were $562, $4,361, $792 and $37, respectively. In 2009 store closure and exit costs included a charge of $1,324, which was incurred predominantly on leasehold improvements when the Company closed a store that year. Also included are $48, $104, $120 and $4 for miscellaneous expenses related to closed stores in 2008, 2009, 2010, and the Transition Period, respectively. The remaining amount of store closure and exit costs consisted of occupancy costs of $514, $2,933, $672 and $33 in 2008, 2009, 2010 and the Transition Period, respectively, for the Company’s two closed stores. Included in occupancy costs are additions and adjustments made to the closed store reserve that recognizes the present value of the remaining noncancelable lease payments required under operating leases for the closed stores, less an estimate of subtenant income.

Additions to the closed store reserve of $1,218, $672 and $33 in 2009, 2010 and the Transition Period, respectively, include the new reserve established when a store closed during 2009, differences between actual and estimated subtenant income and the accretion of interest on existing reserves. Adjustments made to the closed store reserve of $1,715 in 2009 primarily reflect a change in the Company’s estimate of subtenant income for a retail store closed in a prior year due to changing economic conditions in the market where the closed store is located. During 2010, the Company entered into a lease termination agreement for one of the closed stores and is obligated to pay the difference between the rent from the terminated lease and the rent the new tenant is required to pay over the life of the original lease. The rent payment the new tenant is obligated to pay is equal to the Company’s estimate of subtenant income used to calculate the original closed store reserve for this location. As such, no adjustments were made to the closed store reserve related to this transaction and the present value of the remaining obligation is included in the closed store reserve balance.

Activity for the closed store reserve in 2008, 2009, 2010 and the Transition Period was as follows:

	Year ended December 31			One month ended January 30 2011
	2008	2009	2010

Beginning balance	$160	$160	$2,326	$2,159
Additions	514	1,218	672	33
Payments	(514)	(767)	(839)	(47)
Adjustments	—	1,715	—	—

Ending balance	$160	$2,326	$2,159	$2,145

The Fresh Market, Inc.

Notes to financial statements (continued)

7. Leases

Operating leases

The Company leases its retail store locations, its administrative offices and certain equipment under noncancelable operating lease agreements that expire from 2011 to 2028. These leases generally contain renewal options of 5 to 30 years and increased rental rates during the option periods. Certain of the lease agreements for retail locations require the payment of contingent rents based on a percentage of sales above stipulated minimums. The Company begins accruing an estimate for contingent rent expense when it is determined that it is probable that specified levels of sales in excess of the stipulated minimums will be reached during the year. The Company does not receive a material amount of sublease rents from subtenants in its leased properties.

Future minimum lease commitments for the Company’s operating lease commitments under operating leases having initial or remaining terms in excess of one year are as follows:

Amount

2011	$31,547
2012	34,042
2013	33,604
2014	32,400
2015	30,839
Thereafter	155,450

$317,882

Total rent expense, net of subtenant lease income, for 2008, 2009, 2010 and the Transition Period was as follows:

	2008	2009	2010	One month ended January 30, 2011

Minimum rentals	$21,882	$25,555	$28,093	$2,476
Contingent rentals	415	415	407	34

	$22,297	$25,970	$28,500	$2,510

The Company also incurs other lease-related expenses such as real estate taxes, insurance and maintenance that are generally based on the Company’s pro-rata share of the total square footage of the property being leased. The Company’s store lease expenses are included in cost of goods sold. For all other leases, these expenses are reported in selling, general and administrative expenses.

At December 31, 2009, 2010 and January 30, 2011, accruals for deferred rent expense of $6,113, $8,367 and $8,433, respectively, are included in other long-term liabilities in the accompanying balance sheets.

The Fresh Market, Inc.

Notes to financial statements (continued)

8. Employee benefits

Accrued compensated absences

The Company provides its employees with paid annual leave that may be used for any purpose and varies in duration based on years of service to the Company. Per the Company’s policy, paid annual leave is fully earned and awarded on January 1 of each year to eligible employees with the Company on December 31 of the preceding year. The amount of paid annual leave awarded is based on an employee’s number of years of service at December 31 of the preceding year. The Company’s policy does not provide for a carryforward of unused balances to future years. The Company accrues the value of the annual leave to be awarded on January 1 of the following year, less an estimate for forfeitures, ratably over the year in which the services are performed. The Company had $3,779, $4,069 and $4,100 accrued for paid annual leave as of December 31, 2009, 2010 and January 30, 2011, respectively.

Deferred compensation plan

On January 1, 2010, the Company adopted a deferred compensation plan for eligible employees. Under the terms of the plan, eligible employees may defer up to 80% of their base salary and 100% of their annual bonus or shadow equity bonus plan awards on a pre-tax basis. The Company will make matching contributions to the eligible employees’ accounts, up to defined maximums, to compensate for matching contributions that would have been made to the eligible employees’ 401(k) plan accounts had the eligible employees not participated in the deferred compensation plan. The deferred compensation plan also permits the Company to make discretionary contributions to eligible employees’ accounts. Deferred amounts will be distributed in a lump sum in the event of death, termination of employment before age 55 and five years of employment, or termination of employment within two years following a change in control. In the event of termination of employment after age 55 and five years of employment, the eligible employees may elect distributions in a lump sum or by installment payments. Distributions may also be made in the event of unforeseeable emergency.

In 2010 and the Transition Period, the Company recognized an immaterial amount of compensation expense related to the plan. The Company had a liability balance of $392 and $444 related to the deferred compensation plan as of December 31, 2010 and January 30, 2011.

Employee savings and profit sharing plan

The Company sponsors an employee savings and profit sharing plan which is a defined contribution retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan is voluntary and is available to all eligible full-time employees after one year of service. The Company provides a matching contribution determined at the Company’s discretion up to defined maximums. As of January 30, 2011, the Company matches up to 50% of employee contributions. The expense recorded for the Company’s match to the 401(k) plan was $922, $518, $853 and $87 for 2008, 2009, 2010 and the Transition Period, respectively.

The Fresh Market, Inc.

Notes to financial statements (continued)

8. Employee benefits (continued)

Shadow equity bonus plan

The Company sponsors a shadow equity bonus plan under which variable bonus awards are granted to certain key employees. The Company records compensation expense related to this plan ratably over the vesting period. The Company recognized compensation expense related to the bonus plan of $1,726, $1,576, $1,384 and $80 for 2008, 2009, 2010 and the Transition Period, respectively. Additionally, in January 2008, the shadow equity bonus awards for certain executives were replaced with retention bonus agreements payable on a change in control of the Company. The retention bonus awards were subsequently terminated in July 2008. As a result of these terminations, the Company reversed compensation expense of $2,749 accrued in prior years. The Company had an accrual for its shadow equity bonus plan of $2,706, $3,447 and $3,510 as of December 31, 2009, 2010 and the one month ended January 30, 2011, respectively. At January 30, 2011, $1,528 of the balance is vested and payable in 2011.

9. Income taxes

Prior to November 9, 2010 the Company was treated for federal and certain state income tax purposes as an S-corporation under the Internal Revenue Code and state laws. As a result, the earnings of the Company were taxed for federal and most state income tax purposes directly to the stockholders of the Company. Therefore, no provision or liability for federal and state income tax has been provided in the Company’s financial statements for 2008 or 2009 except for those states where S-corporation status is not recognized. Accordingly, the Company provided for S-corporation state income taxes, of $326, $308 and $373 for 2008, 2009 and 2010, respectively.

On November 9, 2010, in connection with the initial public offering the Company revoked its status as an S-corporation and is now taxed as a C-corporation. As a result of the revocation of its S-corporation status, the Company recorded a net deferred tax liability and corresponding income tax expense on the revocation date of $19.1 million to establish its initial deferred tax balances. The differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis were not material at December 31, 2009.

The Fresh Market, Inc.

Notes to financial statements (continued)

9. Income taxes (continued)

Income tax expense consisted of the following (in thousands):

	Year ended December 31, 2010	One month ended January 30 2011

Current:
Federal	$—	$99
State	373	—

Total current	373	99

Deferred:
Federal	(3,300)	1,435
State	(382)	178

Total deferred	(3,682)	1,613

Tax provision (benefit)	(3,309)	1,712

Recognition of net deferred tax liability upon C-corporation conversion	19,125	—

Total income tax provision	$15,816	$1,712

A reconciliation of the statutory income tax rate of 35% and the Company’s effective tax rate is as follows:

	Year ended December 31, 2010	One month ended January 30, 2011

Statutory federal rate	35.00%	35.00%
State income taxes	—	4.07%
S corporation income not subject to tax	(43.54)%	—
Other	—	0.09%
Recognition of net deferred tax liability upon C-corporation conversion	49.38%	—

Effective tax rate	40.84%	39.16%

The Fresh Market, Inc.

Notes to financial statements (continued)

9. Income taxes (continued)

The major affected components of the Company’s net deferred tax assets and liabilities at December 31, 2010 and January 30, 2011 are as follows:

	Deferred income tax
	December 31, 2010	January 30, 2011

Deferred Tax Assets:
Accrued compensation	$2,970	$3,156
Accrued expenses	6,754	6,863
Deferred compensation	1,134	1,243
Net operating losses	3,445	1,407
Other	1,146	1,218

Total deferred tax assets	15,449	13,887

Deferred Tax Liabilities:
Depreciation	(29,532)	(29,508)
Inventory	(1,102)	(994)
Other	(382)	(569)

Total deferred tax liabilities	(31,016)	(31,071)

Net deferred tax liability	$(15,567)	$(17,184)

Deferred taxes have been classified on the Balance Sheet as follows:

	December 31, 2010	January 30, 2011

Current assets	$7,891	$6,109
Noncurrent liabilities	(23,458)	(23,293)

Net deferred tax liability	$(15,567)	$(17,184)

As of December 31, 2010 the Company had federal and state net operating loss carryovers of $8,835 and $8,700, respectively, and for the one month ended January 30, 2011 the Company had federal and state net operating loss carryovers of $3,630 and $3,367, respectively. The federal loss carryover expires in 2030 while the state loss carryovers expire at various dates between 2015 and 2030.

The Company adopted the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“ASC 740”) on January 1, 2007. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740, Accounting for Income Taxes. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in

The Fresh Market, Inc.

Notes to financial statements (continued)

9. Income taxes (continued)

interim periods, disclosure, and transition. The adoption of ASC 740-10 did not have a material impact on the Company’s financial position, results of operations, or liquidity.

The Company’s unrecognized tax benefit is zero for all periods presented.

The Company’s policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of income taxes.

As of December 31, 2009, 2010 and January 30, 2011, the Company had no accrued interest or penalties related to uncertain tax positions. Total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is zero. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the US Federal jurisdiction and in various state jurisdictions. The statute of limitation remains open for US and certain state income tax examinations for tax years 2007 through 2009.

10. Share-based compensation

Stock options—2010 omnibus incentive compensation plan

The Company grants options to purchase common stock under The Fresh Market, Inc. 2010 Omnibus Incentive Compensation Plan, which was adopted and approved by the Board of Directors during 2010. Options are granted at an option price equal to the market value of the stock at the grant date and are generally exercisable ratably over a four-year period beginning one year from grant date. Options granted expire ten years from the date of grant. The market value of the stock is determined as the closing stock price at the grant date. At December 31, 2010 and January 30, 2011 approximately 2.8 million shares of the Company’s common stock, respectively, were available for share-based awards.

The Fresh Market, Inc.

Notes to financial statements (continued)

10. Share-based compensation (continued)

The following table summarizes option activity (in thousands, except weighted average exercise price and remaining contractual life):

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Outstanding options at November 4, 2010	—	$—
Options granted	608	22.00
Options exercised	—	—
Options expired	—	—
Options forfeited	(2)	22.00

Outstanding options at December 31, 2010	606	$22.00
Options granted	—	—
Options exercised	—	—
Options expired	—	—
Options forfeited	(1)	22.00

Outstanding options at January 30, 2011	605	$22.00	3.8	$8,648

The weighted average fair value of options granted November 4, 2010 was $9.73. Stock options were not exercised during the periods ending December 31, 2010 and January 30, 2011. As of December 31, 2010 and January 30, 2011, there were approximately 606,000 and 605,000 shares of nonvested stock options outstanding and approximately $5.6 million and $5.5 million of unrecognized share-based compensation expense. The Company anticipates this expense to be recognized over a weighted average period of 3.8 years.

Share-based compensation expense related to stock options recognized at December 31, 2010 and January 30, 2011 totaled approximately $0.3 million and $0.1 million, respectively, and is included in the “Selling, general and administrative expenses” line item on the Statements of Income.

No share-based awards were granted during the Transition Period.

The fair value of the 2010 stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions.

2010

Risk-free interest rate	1.30%
Expected life, in years	5.20
Expected volatility	48.90%
Weighted average exercise price	$22.00

The Fresh Market, Inc.

Notes to financial statements (continued)

10. Share-based compensation (continued)

Risk-free interest rate is based on the U.S. treasury yield curve on the date of the grant for the time period equal to the expected term of the options granted. Expected volatility was calculated on the basis of the average volatilities of similar entities and considered characteristics such as industry, stage of life cycle, size and financial leverage. The Company determined the use of historical volatility for similar entities represents a more accurate calculation of option fair value. Expected life is calculated in a like manner and is based upon the industry, stage of life cycle, size and financial leverage. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

The company recognizes compensation expense on a straight line basis for all share-based awards net of actual forfeitures.

Stock options—stockholder plan

In 2009, a stockholder of the Company granted stock options to certain key employees of the Company pursuant to separate arrangements between the stockholder and the respective employees. These options were granted with an exercise price of $6.73 and were recorded as a long-term liability on the balance sheet. At December 31, 2009, the liability related to the awards was $232 and the compensation expense of $232 was recognized in “Selling, general, and administrative expenses”.

(in thousands)	Shares	Weighted average exercise price

Outstanding, January 1, 2010	2,160	$6.73
Granted	—	—
Exercised	(2,160)	$6.73

Outstanding, December 31, 2010	—	$—

Compensation expense related to the stock option awards issued in 2009 accrued at a value based on the fair value of the awards as re-measured at the end of each reporting period. At the end of each reporting period, a portion of the fair value of the awards equal to the percentage of the requisite service rendered through the reporting date was determined and a liability was recorded. Compensation expense was recognized for the change in the liability. The Company determined the fair value of the awards using the Black-Scholes option-pricing model based on the estimated fair value per common share and the following assumptions as of December 31, 2009.

2009

Risk-free interest rate	4.08%
Expected life, in years	9.58
Expected volatility	40%
Weighted-average fair value per share	$6.55

The Fresh Market, Inc.

Notes to financial statements (continued)

10. Share-based compensation (continued)

The 2009 option awards were scheduled to vest in 2019 or upon the occurrence of certain events, including an initial public offering. Because the awards vest upon satisfaction of either a service or performance condition, we were recognizing compensation expense for these awards over the service term of 10 years, in accordance with authoritative guidance. These options vested on November 4, 2010, due to the initial public offering of the Company’s stock. In connection with the initial public offering the Company recognized additional share-based compensation expense in “Selling, general and administrative expenses” of $28,391 and an income tax benefit of $11,078 in “Tax provision (benefit), current year” for the year ended December 31, 2010 related to the vesting of these awards. Prior to the initial public offering, the Company recognized $1,029 in compensation expense related to these awards during 2010. As these awards were recorded as liabilities, upon vesting, the expense recognized was based on the fair value of the awards at the initial public offering, less the exercise price. Upon exercise of the options, the employees received shares of common stock in the Company from the current holdings of the stockholder granting the options. The stockholder retained the proceeds from the exercise of the options.

Restricted stock awards—2010 omnibus incentive plan

During 2010 the Company awarded approximately 117,000 shares of RSUs to employees, which will vest in 25% annual increments on each of the first four anniversaries of the date of the grant. The Company also awarded approximately 5,500 shares of restricted stock awards to non-employee directors, which will vest at the earlier of one year or the next annual meeting of the stockholders pursuant to the Plan. Fair value of the restricted share issuances on grant date totaled approximately $2.6 million and $0.1 million, respectively. The fair value of RSUs and restricted stock awards is based on the fair market value of the Company’s common stock on the date of grant. The Company recorded approximately $0.1 million and $0.1 million of share-based compensation expense related to these awards during the year ended December 31, 2010 and the one month ended January 30, 2011, respectively, and is included in the “Selling, general and administrative expenses” line item on the Statements of Income.

The following activity has occurred under the Company’s existing restricted share plans:

(in thousands)	Shares	Weighted average grant date fair value

Balance at January 1, 2010	—	$—
Granted	122	22.00
Vested	—	—
Forfeited	(1)	—

Balance at December 31, 2010	121	$22.00
Granted	—	—
Vested	—	—
Forfeited	(1)	—

Outstanding options at January 30, 2011	120	$22.00

The Fresh Market, Inc.

Notes to financial statements (continued)

10. Share-based compensation (continued)

As of January 30, 2011, total remaining unearned compensation cost related to nonvested stock awards was $2.5 million, which will be amortized over the weighted-average remaining service period of approximately 3.8 years.

No restricted stock awards vested during 2010 or the Transition Period.

11. Earnings per share

The computation of basic earnings per share is based on the number of weighted average common shares outstanding during the period. The computation of diluted earnings per share for 2010 and the Transition Period includes the dilutive effect of common stock equivalents consisting of incremental common shares deemed outstanding from the assumed exercise of stock options, RSUs and restricted stock awards.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations follows (in thousands, except per share amounts):

	Year ended			One month ended January 30, 2011
	December 31, 2008	December 31, 2009	December 31, 2010

Net income available to common stockholders’ (numerator for basic earnings per share)	$31,557	$49,202	$22,915	$2,660

Weighted average common shares outstanding (denominator for basic earnings per share)	47,991	47,991	47,991	47,991

Potential common shares outstanding:
Incremental shares from share-based awards	—	—	69	104

Weighted average common shares outstanding and potential additional common shares outstanding (denominator for diluted earnings per share)	47,991	47,991	48,060	48,095

Basic and diluted earnings per share	$0.66	$1.03	$0.48	$0.06

12. Insurance reserves

The Company has insurance policies for medical and workers’ compensation benefits that contain significant deductibles. The cost of general medical and workers’ compensation claims up to the deductibles is accrued based on actual claims reported plus loss development

The Fresh Market, Inc.

Notes to financial statements (continued)

12. Insurance reserves (continued)

factors. These estimates are based on historical information along with certain assumptions about future events, and are subject to change as additional information becomes available. The Company had $6,404, $7,371 and $7,550 accrued related to these claims at December 31, 2009, 2010 and January 30, 2011, respectively.

13. Supplementary balance sheet information

The following reflects supplementary balance sheet information for the Company’s accrued liabilities at December 31, 2009, 2010 and January 30, 2011:

	December 31		January 30,
	2009	2010	2011

Accrued compensation and benefits	$16,489	$20,055	$20,885
Accrued occupancy costs	3,849	5,302	5,571
Accrued taxes	2,911	3,792	2,799
Other accrued liabilities	9,595	12,917	11,785

Total accrued liabilities	$32,844	$42,066	$41,040

14. Segment reporting

The Company has determined that it has only one reportable segment. All of the Company’s revenues come from the sale of items at its specialty food stores. The Company’s primary focus is on perishable food categories, which include meat, seafood, produce, deli, bakery, floral, sushi and prepared foods. Non-perishable categories consist of traditional grocery and dairy products as well as specialty foods, including bulk, coffee and candy, and beer and wine. The following is a summary of percentage of annual sales of perishable and non-perishable items:

	Year ended			One month ended
	2008	2009	2010	January 30, 2011

Perishable	67.1%	66.8%	66.5%	65.9%
Non-perishable	32.9%	33.2%	33.5%	34.1%

15. Related-party transactions

Related party loan agreements

Previously the stockholders of the Company entered into an unsecured revolving loan agreement with the Company. Principal and interest, accrued at market rates on the notes receivable from stockholders was payable on demand.

The Company also entered into an unsecured subordinated revolving loan agreements with the stockholders of the Company. Principal and interest, accrued at market rates on the notes payable to stockholders was payable on demand.

The Fresh Market, Inc.

Notes to financial statements (continued)

15. Related-party transactions (continued)

As of December 31, 2009 and 2010 there were no outstanding amounts owed to either the stockholders or the Company for the unsecured revolving loan agreements.

On April 30, 2010, the Company and stockholders terminated the unsecured revolving loan agreement and the unsecured subordinated revolving loan agreement.

Tax indemnification agreements

In connection with the initial public offering, the Company entered into tax indemnification agreements with the Company’s stockholders prior to the offering. Pursuant to these agreements, the Company agreed that upon filing any tax return (amended or otherwise), or in the event of any restatement of the Company’s taxable income, in each case for any period during which the Company was an S-corporation, it will make a payment to each stockholder on a pro rata basis in an amount sufficient so that the stockholder with the highest incremental estimated tax liability (calculated as if the stockholder would be taxable on its allocable share of our taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts the Company previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. The Company also agreed to indemnify the stockholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

16. Commitments and contingencies

Distributions to stockholders

The Company paid cash distributions to its stockholders of $25,998, $20,101 and $48,110 for the years ended December 31, 2008, 2009 and 2010, respectively. No cash distributions were made to stockholders for the one month ended January 30, 2011. By agreement with its stockholders, a portion of the cash distributions paid to stockholders is to provide them with funds to pay the applicable income taxes owed on taxable income generated by the Company. The Company was an S-corporation for income tax purposes and therefore the stockholders, not the Company, was responsible for federal and most state income tax liabilities related to the taxable income generated by the Company. The Company was required to make these distributions related to income taxes while it remained an S-corporation. In addition, as permitted by its revolving credit agreement, the Company also paid discretionary distributions to its stockholders. In connection with the initial public offering, the Company’s S-corporation status was terminated.

Litigation

The Company is involved in various legal proceedings encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Fresh Market, Inc.

Notes to financial statements (continued)

17. Transition period financial information (unaudited)

On January 26, 2011, the Company’s Board of Directors approved a change in the Company’s fiscal year end from December 31 of each year to the last Sunday in January of each year, commencing with the Company’s 2011 fiscal year, which will now begin January 31, 2011 and end January 29, 2012. As a result of the change, the Company had a one month transition period beginning January 1, 2011 and ending January 30, 2011 (the “Transition Period”). Accordingly, the Company is presenting unaudited comparative financial information for the same period of the prior year as of the one month ended January 31, 2010.

	One month ended
	January 31, 2010	January 30, 2011

Number of days in period	31	30

Statement of income data:
Sales	$71,959	$78,149
Gross profit	23,015	24,847
Income from operations	4,547	4,458
Net income	4,237	2,660

Net income per share:
Basic and diluted	$0.09	$0.06

Weighted average common shares outstanding:
Basic	47,991,045	47,991,045
Diluted	47,991,045	48,095,459

Pro Forma Data:
Income before provision for income taxes	$4,295
Pro forma provision for income taxes	1,675

Pro forma net income	$2,620

Pro forma net income per share:
Basic and diluted	$0.05

Balance sheet data:
Total assets	$236,781	$258,857
Total long-term debt	104,338	81,850
Total stockholders’ equity	64,341	72,077

18. Select quarterly financial data (unaudited)

The Company’s first quarter of 2009 consists of 88 days versus 87 days for 2010, the second and third quarters each are 91 days for 2009 and 2010, and the fourth quarter is 95 days for 2009 as compared to 96 days for 2010. Quarter to quarter comparisons of results of operations have been and may be materially impacted by the timing of new store openings. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

The Fresh Market, Inc.

Notes to financial statements (continued)

18. Select quarterly financial data (unaudited) (continued)

The following table presents the Company’s unaudited quarterly results of operations for each of the last eight quarters ended December 31, 2010. The unaudited information has been prepared on the same basis as the audited consolidated financial statements.

	For the year ended December 31, 2010
	First quarter	Second quarter	Third quarter	Fourth quarter(1)

Sales	$220,217	$235,866	$228,692	$289,438
Gross profit	$71,769	$76,589	$73,526	$97,343
Income (loss) from operations	$16,145	$15,542	$11,286	$(2,038)
Net income (loss)	$15,295	$14,938	$10,824	$(18,142)
Net income (loss) per share:
Basic and diluted	$0.32	$0.31	$0.23	$(0.38)

	For the year ended December 31, 2009
	First quarter (2)	Second quarter	Third quarter	Fourth quarter

Sales	$194,727	$210,165	$201,105	$255,934
Gross profit	$60,767	$67,675	$63,090	$85,039
Income from operations	$7,557	$14,598	$9,258	$21,667
Net income	$6,481	$13,492	$8,406	$20,823
Net income per share:
Basic and diluted	$0.14	$0.28	$0.18	$0.43

(1)	During 2010, we recorded share-based compensation and related payroll tax expenses of $28.8 million in connection with our initial public offering. Income tax expense for 2010 included a $19.1 million charge to recognize a net deferred tax liability resulting from the tax reorganization carried out in connection with our initial public offering. Additionally, from November 9, 2010 through the end of 2010, we recognized a $3.7 million income tax benefit that resulted from our net loss from November 9, 2010 through the end of 2010.

(2)	Adjustments made to the closed store reserve consist of a $2.0 million charge in connection with a store closure in 2009 and $1.8 million charge primarily attributable to reflect a change in the Company’s estimate of subtenant income for a retail store closed in a prior year due to changing economic conditions in the market where the closed store is located.

19. Subsequent events

On February 22, 2011, the Company terminated its revolving credit facility that had been in place at December 31, 2010 and entered into a credit agreement with Bank of America, N.A. as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, and several other lending institutions (the “2011 Credit Facility”). The 2011 Credit Facility refinances and replaces the Company’s credit agreement dated February 27, 2007 by and among the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, and the several other lending institutions (the “2007 Credit Facility”). The 2011 Credit Facility matures February 22, 2016, and is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credit, refinancing and payment of fees. While the Company currently has no material domestic subsidiaries, other entities will guarantee the Company’s obligations under the 2011 Credit

The Fresh Market, Inc.

Notes to financial statements (continued)

19. Subsequent events (continued)

Facility if and when they become material domestic subsidiaries of the Company during the term of the 2011 Credit Facility

The 2011 Credit Facility provides for total borrowings of up to $175 million. Under the terms of the 2011 Credit Facility, the Company is entitled to request an increase in the size of the facility by an amount not exceeding $75 million in the aggregate. If the existing lenders elect not to provide the full amount of a requested increase, or in lieu of accepting offers from existing lenders to increase their commitments, the Company may designate one or more other lender(s) to become a party to the 2011 Credit Facility, subject to the approval of the Administrative Agent. The 2011 Credit Facility includes a letter of credit sublimit of $25 million and a swing line sublimit of $10 million.

At the Company’s option, outstanding borrowings bear interest at (i) the London Interbank Offered Rate plus an applicable margin that ranges from 1.00% to 2.25%, (ii) the Eurodollar rate plus an applicable margin that ranges from 1.00% to 2.25%, or (iii) the base rate plus an applicable margin that ranges from 0% to 1.25%, where the base rate is defined as the greatest of: (a) the federal funds rate plus 0.50%, (b) Bank of America’s prime rate, and (c) the Eurodollar rate plus 1.00%. The commitment fee calculated on unused portions of the credit facility ranges from 0.30% to 0.45% per annum.

11,919,058 Shares

The Fresh Market, Inc.

Common stock

Prospectus

J.P. Morgan

BofA Merrill Lynch

Morgan Stanley

William Blair & Company

RBC Capital Markets

April 28, 2011